Annual Report and Financial Statements 2019

Pampa energía

Pampa Energía ● 2019 Annual Report ● 3

2019 Annual Report

To the shareholders of Pampa Energía S.A. (‘Pampa’, the ‘Company’ or the ‘Group’):

Pursuant to the statutory rules and Bylaws currently in force, we submit to your consideration the Annual Report and Financial Statements for the 76th fiscal year ended December 31, 2019.

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Glossary of Terms

Term	Definition
+GC Panel	ByMA’s Corporate Governance Plus Panel
ABOL	Argentine Business Organizations Law No. 19,550
ADRs/ADSs	American Depositary Receipts
AGIP	Agip Oleoducto de Crudos Pesados BV
AR$	Argentine Pesos
Bbl	Barrel
BCBA	Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)
BCRA	Banco Central de la República Argentina (Central Bank of the Republic of Argentina)
BICE	Banco de Inversión y Comercio Exterior (Investment and Foreign Trade Bank)
BNA	Banco de la Nación Argentina (Argentine National Bank)
BO	Boletín Oficial (Public Gazette)
Board of Directors/The Board	Pampa Energía’s Board of Directors
Boe	Barrels of oil equivalent
BOPS	Bi–orientated polystyrene
BTU	British Thermal Unit
Buyback Programs	Share buyback programs approved on April 27, 2018; June 22, 2018; March 27, 2019; August 12, 2019 and November 8, 2019
Bylaws	Pampa Energía’s Bylaws
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CAU	Cargo de Acceso y Uso (Access and Use Position)
CBs	Corporate Bonds
CC	Combined Cycle
CEE	Comité Ejecutivo de Emergencia (Emergency Executive Committee)
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CH	Hydroelectric power plant
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CMA	Capital Markets Act No. 26,831
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores (National Securities and Exchange Commission)
Code	Pampa’s Code of Corporate Governance

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COPOLAD	Cooperation Programme between Latin America, the Caribbean and the European Union on Drugs Policies
CPB	Central Piedra Buena S.A.
CPD	Costo Propio de Distribución (Own Distribution Cost)
CPI	Consumer Price Index
CSJN	Corte Suprema de Justicia de la Nación Argentina (Supreme Court of Justice of the Republic of Argentina)
CT	Thermal power plant
CTBSA	CT Barragán S.A.
CTEB	Central Térmica Ensenada Barragán
CTEB Trust	Supplementary agreement pursuant to the global administration and financial trusts program for the execution of energy infrastructure works-Series 1- ENARSA (Barragán)
CTG	Central Térmica Güemes
CTGEBA	Central Térmica Genelba
CTIW	Central Térmica Ingeniero White
CTLL	Central Térmica Loma De La Lata
CTP	Central Térmica Piquirenda
CTPP	Central Térmica Parque Pilar
CVP	Costo Variable de Producción (Variable Production Cost)
DAD	Desconexión Automática de Demanda de Exportación (Automatic Export Demand Disconnection)
DAG	Desconexión Automática de Generación (Automatic Generation Disconnection)
Dam[3]	Cubic decameters
DIGO	Guaranteed Availability Commitments
DisTro	High-Voltage Electric Power Transmission System and/or Main Distribution Electric Power Transmission System
DNU	Decreto de Necesidad y Urgencia (Necessity and Urgency Decree)
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA / IEASA	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
ExxonMobil	ExxonMobil Exploration Argentina S.R.L.
FO	Fuel Oil
FOB	Free on Board

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FOCEDE	Fondo de Obras de Consolidación y Expansión de Distribución Eléctrica (Fund for Electricity Distribution Expansion and Consolidation Works)
FODER	Fondo para el Desarrollo de Energía Renovables (Fund for the Development of Renewable Energies)
FONINVEMEM

Fondo para Inversiones Necesarias que permitan incrementar la oferta de energía eléctrica en el Mercado Eléctrico Mayorista (Fund for Investments required to increase the Power Supply in the Electricity Wholesale Market)

FOTAE	Fideicomiso de Obras de Transporte para el Abastecimiento Eléctrico (Transportation Works Trust for Electricity Supply)
Foundation	Fundación Pampa Energía
FS	Financial Statements
FV	Face Value
FX	Nominal exchange rate(s)
GB	Great Britain
GDP	Gross Domestic Product
GE	General Electric
GHG	Greenhouse Gases
GO	Gas Oil (Diesel Oil)
Government / National Administration / Federal Government	Federal Government of the Republic of Argentina
GS	Gas Station
GT	Gas Turbine
GU	Large Users
GUDI	Large Distribution Company Users
GUMA	Major Large Users
GUME	Minor Large Users
GWh	Gigawatt-hour
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HI	Hydroelectric plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
Hydrocarbon Investments Committee	National Plan for Hydrocarbon Investments’ Strategic Planning and Coordination Committee
ICBC	Industrial and Commercial Bank of China Dubai Branch
ICSID	International Centre for Settlement of Investment Disputes
IDB	Inter-American Development Bank
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (Public Registry of Organizations)
INDEC	Instituto Nacional de Estadística y Censos de Argentina (National Institute of Statistics and Censuses)

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IPIM	Índice de Precios Internos al por Mayor (Wholesale Domestic Price Index)
Kb/kbbl/kboe	Thousand barrels/thousand barrels of oil equivalent
kCal	Kilocalories
kton	Thousand tons
kW	Kilowatt
kWh	Kilowatt-hour
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
LU300	Large users with demands in excess of 300 kW
LVFVD	Liquidaciones de Ventas sin Fecha de Vencimiento a Definir (Sales Settlements with Maturity Date to be Defined)
M3	Cubic meters
MAT	Term Market
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million BTUs
MDP	Ministry of Productive Development (former SGE)
MEGSA	Mercado Electrónico de Gas S.A.
Merval	Mercado de Valores de Buenos Aires (Buenos Aires Securities Market)
MEyM	Former Ministry of Energy and Mining
MinEn	Former Ministry of Energy (former MEyM)
MMC	Cost Monitoring Mechanism
MW	Mega watt
MWh	Mega watt-hour
N.a.	Not applicable
N/A	Not available
NGL	Natural Gas Liquids
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados
OED	Organismo Encargado del Despacho (Agency in Charge of Dispatch)
OldelVal	Oleoductos del Valle S.A.
PACOGEN	Pampa Cogeneración S.A.
Pampa / the Company / the Group / the Issuer	Pampa Energía S.A. and its subsidiaries
PEB	Pampa Energía Bolivia
PEFM	Parques Eólicos del Fin del Mundo
PEMC	Parque Eólico Ingeniero Mario Cebreiro
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPASA / Petrolera Pampa	Former Petrolera Pampa S.A.

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PEPE	Parque Eólico Pampa Energía
Petrobras Argentina	Former Petrobras Argentina S.A.
PGSM	Puerto General San Martín port
PIST	Transportation System Entry Point or natural gas price at wellhead
Plan Gas	Natural Gas Surplus Injection Promotion Program (SE Res. No. 1/13) and Natural Gas Injection Promotion Program for Companies with Reduced Injection (SE Res. No. 60/13)
Polisur	PBB Polisur S.A.
PPA	Power Purchase Agreement
Priority Demand	Set of residential users, hospitals, schools, healthcare centers and other essential services
PUREE	Program for the Rational Use of Electric Power
QSELH	Quality, Safety, Environment and Labor Health
R&D	Refining and Distribution segment
RCD	Campo Durán Refinery
RDSA	Rivera Desarrollos S.A.
RECPAM	Results from net monetary position
Refinor	Refinería del Norte S.A.
RENPER	Registry of Renewable Electric Power Generation Projects
Res.	Resolution(s)
RET	Régimen Especial Temporario (Temporary Special Regime)
RTI	Integral Tariff Review
RTP	Plant’s thermal reduction
S&P	Standard & Poor’s Global Ratings
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SE	Former Secretariat of Energy
SEC	Security and Exchange Commission
Sect.	Section(s)
SEDRONAR	Secretariat of Planning for the Prevention of Drug Addiction and Action against Drug Trafficking
SEE	Subsecretariat of Electric Energy (former Secretariat of Electric Energy)
Senior Management	M. Mindlin, D. Mindlin, G. Mariani and R. Torres
SGE	Former Government Secretariat of Energy (former MinEn)
SHC	Subsecretariat of Hydrocarbons and Fuels
SME	Subsecretariat of Electricity Market
Solidarity Law	Social Solidarity and Productive Reactivation Law No. 27,541 within the framework of the Public Emergency
SOX	Sarbanes-Oxley Act
SRH	Subsecretariat of Hydrocarbon Resources (former Secretariat of Hydrocarbon Resources)
SRRYME	Secretariat of Renewable Resources and Electricity Market

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ST	Steam Turbine
Telcosur	Telcosur S.A.
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín
TMB	Termoeléctrica Manuel Belgrano
Ton	Metric ton
ToP	Take or pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TWh	Terawatt-hour
UN	United Nations
Unconventional Plan Gas	Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program, MEyM Res. No. 46, 419, 447 /17 and 12/18
UNIREN	Public Utility Contract Renegotiation and Analysis Unit
US$	U.S. Dollars
UTE	Joint Venture
VAD	Distribution Added Value
VAT	Value-added tax
VRDs	Debt Securities
WEM	Wholesale Electricity Market
WFP	Wind Farm Project
YPF	YPF S.A.

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1.        2019 Results and Future Outlook

The fiscal year 2019 was once again characterized by the political uncertainty as a result of election year, the worsening of the economic recession that continued damaging the country, and the general deterioration of all macroeconomic variables. In this difficult context, thanks to the outstanding work performed by the whole Company over the last fiscal years which, among other actions, included a swift divestment of non-strategic assets thus focusing on our core businesses, executing important investments though at the same time, maintaining high levels of liquidity and extending the average life of our financial liabilities, therefore we have recorded once again a positive year in several aspects, an achievement that makes us proud.

For the second consecutive year, we have positioned ourselves as the largest independent power producer in Argentina, representing 12% of the country’s total generation. In May we commissioned our wind farms PEPE II and III for a total 106 MW of gross power capacity, and in mid-June we reached an important milestone in the most ambitious expansion project in the history of Pampa, the closing to combined cycle at CTGEBA Plus, adding 207 MW by the installation of a new turbine and the power capacity increase of the existing turbine. In June 2020 we expect to commission the combined cycle which, thanks to the new steam turbine, will contribute an additional 176 MW of efficient energy to the SADI. In this way, Pampa will become the largest operator of combined cycles, with 4 out of the 25 combined cycles installed in the country, thus contributing to generating the least possible impact on the environment.

Moreover, by the end of last June and in partnership with YPF, we acquired the Ensenada Barragán Thermal Power Plant, with an installed capacity of 567 MW. This acquisition involves a closing to combined cycle expansion project for an additional capacity of 280 MW, vital to meet the growing consumption needs of the neighboring industrial area and Greater La Plata. The expansion project will require a US$200 million investment and will provide direct employment to 650 people over an estimated 24-month period.

In summary, including expansions and acquisitions, in 2019 we added a total of 880 MW, reaching a total operated capacity of 4,751 MW. At Pampa we are proud of being engaged with the country’s energy needs throughout our Company’s entire history. We have actively and aggressively participated in each of the calls for tenders launched by the Federal Government: since the beginnings with the Energía Plus Program, followed by Res. No. 220 in 2007, Res. No. 21 in 2016, the RenovAr and MAT ER programs in 2016 and 2017, respectively, and Res. No. 287 in 2017, we have invested a total of US$1.5 billion to organically add a capacity of 1,500 MW to the Argentine Grid. Our goal in the power generation segment has always been growing on a sustainable basis, seeking maximum efficiency through renewable energy and highly productive thermal units.

The E&P area operated in another year marked by a sharp decrease in the domestic price of natural gas, a product which concentrates 80% of our sales in this segment. Even though it is difficult to summarize this situation in a few words, the main causes of this phenomenon are the promotion policies presenting design and implementation flaws, in addition to the inability to pass through actual prices to consumers and the fiscal restraint that makes it impossible for the Federal Government to settle shortfalls.

Despite this scenario, in 2019 our gas production increased to an average of 7.3 million m3 per day, 9% higher than the previous year, mainly explained by the return of fuel self-procurement for power generators, which allowed synergies between Pampa’s two core businesses. The growth in production was mainly supported by the development of tight gas at El Mangrullo, connecting highly efficient wells that lifts gas simultaneously from two formations, with a 51% year-on-year increase and reaching 4.2 million m3 per day.

Moreover, with the purpose of quantifying our production potential in Vaca Muerta formation. In the gas window, two horizontal wells were drilled at El Mangrullo block, each with lateral branches of approximately 2,500 meters, completed with 35 fracking stages, which resulted in a joint initial gas production of 860,000 m3 per day, matching the best results obtained in the area by capitalizing on other operators’ learning curve. Besides, the first vertical pilot well and its horizontal branch with similar characteristics was drilled at Sierra Chata, which is pending completion but with prospective parameters. At Rincón de Aranda, a block located in the crude oil window, we drilled and completed the first vertical pilot well with its horizontal branch, with a 2,000-meter extension, which was completed with 27 fracking stages and resulted in an initial flow of 1,132 barrels per day. As a result of this exploration campaign, 8% of our production in 2019 came from shale gas and oil, a major milestone for our business, which we expect to increase in 2020 by completing wells drilled last year and performing new drillings.

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Another extremely significant event in this segment was the achievement, after 34 years with no new crude oil findings in the Noroeste Basin, of a discovery well at Chirete block, located in the Province of Salta. The well showed an initial production of 3,145 barrels per day and, in view of such potential, the facilities for its commercial exploitation were built. As of this date, together with our partner, we are conducting negotiations with the provincial government for the granting of an exploitation license allowing us to boost investments.

The good results in the activities performed during this fiscal year allowed us to certify shale reserves from Vaca Muerta formation for the first time in our history and, even with a growing year-on-year production of hydrocarbons, we also recorded once again a 1.3 positive reserve replacement ratio, with proven reserves reaching 135 million boe.

We hope the conditions necessary to significantly increase our pace of activity in this sector, which is so critical for the country, will be restored soon. For this purpose, we consider it is key to significantly reduce the uncertainty surrounding the industry for more than a year. We are concerned about the lack of predictability faced by this business, which causes the activity to be at historically low levels. This, added to the fact that at present more than half of the domestic gas production comes from unconventional fields, which decline rate is much higher than that of conventional fields, makes us fear that, if the negative trend in reserves development is not reversed, the country may fall again in a growing need for gas imports, with the resulting negative macroeconomic impact.

As regards our subsidiaries, in 2019 TGS successfully commissioned the 147-km gathering pipeline known as Vaca Muerta Pipeline and a gas conditioning plant, which were built to provide midstream services and assist producers in the evacuation of unconventional gas in the Neuquina Basin to the existing main gas pipelines. This milestone required an approximate US$260 million investment.

Fully aware of the reality of each of our subsidiaries, Edenor, once again and as we have been doing since we took over control in 2005, allocated 100% of its available funds to the investments needed to continue improving service quality levels. As a result, it achieved a 99.82% grid availability in 2019, the best record in the last 10 years, a milestone which is reflected in the significant improvement in our customers’ satisfaction, which reached 76.3%.

In 2019, companies controlled and co-controlled by Pampa continued pursuing their investment commitment in the country, having disbursed a total of US$1,048 million1, a figure slightly lower than the US$1,138 million recorded in 2018. Out of the total investment, around US$500 million were disbursed for the maintenance of our assets, specifically the rendering of a quality service by our regulated subsidiaries, and approximately US$550 million were allocated to expansions and non-recurring investments, mainly distributed between the construction of wind farms, the closing to combined cycle at Genelba Plus, TGS’s Vaca Muerta gas gathering pipeline and the exploration campaign mostly targeting Vaca Muerta formation.

1 The amount includes 100% of the investments in affiliates CTEB, PEMC, TGS, Transener, OldelVal and Refinor, which under IFRS are not consolidated in Pampa’s FS and are denominated in nominal AR$ converted at the year’s average FX.

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Amount Invested by Pampa Energía and its Subsidiaries
In million dollars

As regards our sustainability actions, Pampa reported for the second consecutive year its environmental, social and governance performance, and Pampa’s stock is listed in prestigious indexes and panels in this matter: IDB/BYMA’s sustainability index and Bloomberg’s gender-equality index, as well as BYMA’s Corporate Governance Plus Panel. These actions ratify our management’s commitment with transparency, creating long-term sustainable value and prioritizing the welfare of all stakeholders (employees, communities where our assets are located, shareholders, lending institutions, customers, suppliers, among others).

Finally, as regards our financial activity, with the purpose of improving our maturities profile and preserve a solid cash position, the Company redeemed and pre-cancelled loans for US$366 million, repurchased in market own CBs for a total of US$74 million, refinanced maturities for US$74 million, and issued Series 3 CBs maturing in 2029 for US$300 million.

During most time of 2019 we continued with the Company’s share buyback program started in the previous year. We have advanced this program based on our conviction on Pampa’s financial strength, which includes a sustainable generation of funds and a comfortable debt maturity profile. We have also analyzed the available alternatives for capital allocation, having concluded that the risk-return equation favors the investment in our own securities. Since the first buyback program started in April 2018, we have acquired a total of 453 million shares, equivalent to 18 million ADRs. Moreover, as of this date we have repurchased 22% of the initial capital stock, which originally amounted to 2,083 million common shares (83 million ADRs). Currently, the outstanding capital amounts to 1,630 million common shares or 65 million ADRs, net of capital reductions and repurchased shares that are still held in treasury.

Finally, we would like to point out that, even after buybacks carried out during 2019, which include about 10% of the outstanding capital stock at a considerable discount of its intrinsic value and 5% of the notional value of the Company’s CBs, executed an ambitious investment plan and increased power generation and hydrocarbon production levels, the Company and its subsidiaries closed fiscal year 2019 with a strong financial position, a very extended debt profile and ongoing expansions, being CTEB’s closing to combined cycle fully pre-financed. These actions have allowed us to undergo the volatility and uncertainty of the year with the least possible impact, continue receiving support from the capital markets which recognize Pampa’s creditworthiness, even in the very tight market window available in 2019, have the capacity to develop investment plans, and leverage our position to analyze acquisition possibilities.

This would not have been possible without the effort and dedication of the Company’s employees and advisors who accompany us with commitment and involvement, for which Pampa’s Board would like to seize this opportunity to thank them all for helping us overcome the challenges of our industry on a daily basis and consolidate the Company as a leading representative of the Argentine energy business. We would also like to thank our families, suppliers, financial institutions and investors for the continuous support and trust placed upon us.

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2.        Corporate Governance

At Pampa we believe that the best way of preserving and protecting our investors is to adopt and implement the best corporate governance practices, which consolidate us as one of the most trustworthy and transparent companies in the market. For such purpose, we constantly strive to incorporate those practices by considering international market trends, as well as domestic and foreign applicable corporate governance standards and rules.

In this line, in December 2018 Pampa joined the special stock quote panel called +GC Panel, sponsored by ByMA. The +GC Panel has no precedents in Argentina, and includes companies already listed at ByMA with single-vote shares that comply with the best corporate governance and transparency practices even beyond the regulatory required level, which Pampa entirely fulfills. These practices, which are periodically monitored for compliance, are aligned with the Corporate Governance principles of the Organization for Economic Co-operation and Development (OECD) and adopted by the G20.

Beyond the information contained in this section, further information on Pampa’s corporate governance practices can be found in Appendix I to this Annual Report, which contains the corporate governance report required under the Code pursuant to the Section 1, Title I, Chapter I, Part IV of the CNV Rules, in accordance with the text restated in 2013 as amended by CNV General Res. No. 797/19.

2.1     Pampa’s Corporate Structure

Board of Directors

Pursuant to the ABOL, as amended from time to time, the CMA and Pampa’s Bylaws, decision-making within the Company is vested in the Board. The Board consists of ten regular directors and an equal or smaller number of alternate directors as determined by the Shareholders’ Meeting, a percentage of whom will be independent according to the independence standards set out in the CNV rules. All our directors are elected for a term of three years and may be re-elected indefinitely, except for the restrictions arising from the independence standards set out in the CNV Rules. The expiration and further renewal of terms of office is made on a partial and staggered basis every year, with the election of three directors for two years, and four directors on the third year. Currently, Pampa’s Board is composed as follows:

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Name	Position	Independence	Term Expiration*
Marcos Marcelo Mindlin	Chairman	Non-Independent	12/31/2020
Gustavo Mariani	Vice-chairman	Non-Independent	12/31/2019
Ricardo Alejandro Torres	Director	Non-Independent	12/31/2019
Damián Miguel Mindlin	Director	Non-Independent	12/31/2020
Miguel Ricardo Bein	Director	Independent	12/31/2019
María Carolina Sigwald	Director	Non-Independent	12/31/2020
Gabriel Cohen	Director	Non-Independent	12/31/2021
Carlos Correa Urquiza	Director	Independent	12/31/2021
Santiago Alberdi	Director	Independent	12/31/2021
Darío Epstein	Director	Independent	12/31/2021
Horacio Jorge Tomás Turri	Alternate Director	Non-Independent	12/31/2019
Victoria Hitce	Alternate Director	Non-Independent	12/31/2019
Gerardo Carlos Paz	Alternate Director	Non-Independent	12/31/2020
Mauricio Penta	Alternate Director	Non-Independent	12/31/2020
Brian Henderson	Alternate Director	Non-Independent	12/31/2020
Mariano Batistella	Alternate Director	Non-Independent	12/31/2021
Pablo Díaz	Alternate Director	Non-Independent	12/31/2021
Silvana Wasersztrom	Alternate Director	Independent	12/31/2021
Nicolás Mindlin	Alternate Director	Non-Independent	12/31/2021

Note: *They will be in office until their reelection or the election of their substitutes.

Senior Management

The following table includes information on our senior management:

Name	Position
Marcos Marcelo Mindlin	Chairman
Gustavo Mariani	Executive vice president and CEO
Ricardo Alejandro Torres	Executive vice president
Damián Miguel Mindlin	Executive vice president
Gabriel Cohen	CFO
Horacio Jorge Tomás Turri	Executive director of oil and gas
María Carolina Sigwald	Executive director of legal affairs
Mariano Batistella	Executive director of strategy, planning, downstream and affiliates

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Supervisory Committee

Our Bylaws provide that the oversight of Pampa will be in charge of a Supervisory Committee, consisting of three regular members and three alternate members appointed by our shareholders pursuant to the legal provisions in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The primary function of the Supervisory Committee is to exercise statutory control over the Board, complying with the provisions set forth in the ABOL, the Bylaws, regulations if any, and the Shareholders’ Meeting decisions. In the accomplishment of these duties, the Supervisory Committee does neither monitor our operations nor assess the merits of decisions made by the Board’s members.

Currently, Pampa’s Supervisory Committee is composed as follows:

Name	Position	Term Expiration**
Germán Wetzler Malbrán	Statutory Auditor*	12/31/2020
José Daniel Abelovich	Statutory Auditor	12/31/2020
Martín Fernández Dussaut	Statutory Auditor	12/31/2020
Tomás Arnaude	Alternate Statutory Auditor	12/31/2020
Marcelo Héctor Fuxman	Alternate Statutory Auditor	12/31/2021
Damián Burgio	Alternate Statutory Auditor	12/31/2021

Note: *Chairman of the Supervisory Committee (Statutory Auditors). **He will be in office until his reelection or the election of his substitute.

Audit Committee

Pursuant to Section 109 of the CMA, Pampa has an Audit Committee integrated by three regular members and one alternate member, who all hold independent status according to the independence standards set out in the CNV Rules. The Audit Committee members have professional expertise in financial, accounting, legal, and/or business matters.

Pursuant to the applicable legislation and its own Internal Regulations, the Audit Committee is responsible for compliance with the following duties, among others:

i.

Supervising the operation of internal control systems and the administrative/reporting system, as well as the reliability of the latter and of all financial information or any other significant events that may be disclosed to the CNV and the markets, in compliance with the applicable reporting system;

ii.	Expressing its opinion on any proposal by the Board to designate external auditors to be hired by the Company, and ensuring their independence;
iii.

Reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of annual FS, all of which pursuant to the CNV Rules. For the supervision of external auditor’s performance, the Committee may determine a series of objective indicators to assess their commitment, efficiency and independence;

iv.	Supervising the implementation of risk management information policies within the Company;
v.	Providing the market with full information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders;

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vi.	Rendering its opinion on remunerations and stock options plans’ proposals for the Company’s directors and managers submitted by the Company’s Board;
vii.

Rendering its opinion on the compliance with legal requirements and the reasonableness of the conditions for the issuance of shares or convertible securities in capital increases with the exclusion or limitation of preemptive rights;

viii.

Issuing a well-founded opinion on related-party transactions in the cases provided by law, and disclosing it in compliance with law whenever there is or may be an alleged conflict of interest within Pampa;

ix.	Supervising the operation of a channel whereby the Company’s executives and staff may report reporting, internal control and audit issues pursuant to the applicable provisions to such effect;
x.	Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended, etc.;
xi.	Fulfilling all obligations provided for in the Bylaws, as well as laws and regulations binding the Company;
xii.	Checking compliance with applicable standards of ethical conduct; and
xiii.

Drawing up an annual action plan for which it will be held accountable to the Board and the Audit Committee. The Audit Committee will submit such action plan within a term of 60 calendar days as from the beginning of the fiscal year.

Currently, Pampa’s Audit Committee is composed as follows:

Name	Position
Miguel Ricardo Bein	Chair
Darío Epstein	Regular Member
Carlos Correa Urquiza	Regular Member
Silvana Wasersztrom	Alternate Member

2.2     Minority Shareholder Protection

Pampa’s Bylaws include safeguards aimed at the protection of minority shareholders, such as:

•          Only one class of shares granting equal economic and political rights;

•          Special majorities of up to 66.6% of the votes to amend certain clauses of the Bylaws; and

•          Possibility to call a shareholders’ meeting upon request of shareholders representing at least 5% of the capital stock.

2.3     Corporate Governance Policies

Integrity Program – Law No. 27,401

Upon the enactment and entry into force of the Legal Entities’ Criminal Liability Law, Pampa’s Board assessed the level of compliance with the Integrity Program set forth in Sections 22 and 23 of such law, which seeks to implement a set of internal proceedings, mechanisms and actions for integrity, supervision and control, geared at preventing, detecting and correcting the irregularities and illegal acts covered by such law.

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The Program set forth by law has mandatory and optional requirements, and Pampa has defined the need to comply with all of them. It is worth highlighting that all mandatory requirements had already been implemented at Pampa before said law’s effective date.

Furthermore, the Integrity Program is periodically monitored by the Board, including the identification of potential improvement opportunities. The Board has defined that Pampa’s Internal Audit Department will be the body internally responsible for the program, including its development, coordination and supervision.

Code of Business Conduct – Ethics Hotline

Pampa has a Code of Business Conduct in place which lays down the ethical principles that constitute the foundation of the relationships between Pampa, its employees and other stakeholders (customers, suppliers, government, shareholders, community, etc.) by providing guidelines and supplying instruments that guarantee the transparency of affairs and proper Company management.

Moreover, Pampa has a Fraudulent Practices Prevention Policy and a Procedure for handling complaints. This last document describes the process to be followed from the reception of the complaint to the conclusion of the investigation and the application of any pertinent corrective action. One of the available instruments is the Ethics Hotline, an exclusive channel to report, on a strictly confidential basis, any suspected misconduct or breach to the Code of Business Conduct. This line can be accessed through different channels (website, toll-free telephone number or e-mail) and is managed by a third-party provider to ensure higher transparency. The Audit Committee is responsible for supervising the channel’s operation and the resolution of complaints in issues within its authority.

Policy on Best Security Market Practices

This Policy has been implemented to set certain restrictions and rules regarding the trading of marketable securities in a stock exchange, whether Pampa’s and/or any related companies, thus ensuring higher transparency and guaranteeing that no Pampa employee may be rewarded of any economic advantage or benefit from the use of material non-public information about Pampa and/or any of its affiliates.

This Policy applies to Pampa and its subsidiaries’ employees deemed ‘covered individuals’, including, but not limited to, directors, members of the Supervisory Committee, and Senior Management lines.

Policy on Related-Party Transactions

Since 2008, the Company has had a Policy on Related-Party Transactions in place whereby, pursuant to the CMA, all high-value transactions made between Pampa and individuals and/or legal entities which, pursuant to the applicable regulations in force are considered ‘related parties’, will be subject to a specific prior authorization and control procedure to be carried out under the supervision of Pampa’s Legal Affairs Executive Department and which involves both Pampa’s Board and its Audit Committee (as applicable).

Money Laundering and Terrorist Financing Prevention Policy

Pampa, in its capacity as trustee under the CIESA Trust, qualifies as an ‘Obliged Subject’ pursuant to Subsection 22, Section 20 of Law No. 25,246 on Concealment and Laundering of Proceeds of Crime, as amended. Even though neither acting as a trustee in companies nor any other activity set out in Section 20 of Law No. 25,246 are among the Company’s main activities as of this date, in order to meet the obligations resulting from its condition as ‘Obliged Subject’, this Policy was approved, which is based on and geared at possible risks for the Company resulting from its role as trustee under a single trust.

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Board’s Self-Assessment Questionnaire

Since 2008, Pampa’s Board has implemented a self-assessment questionnaire that allows for annually examining and assessing its own performance and management.

The Company’s Legal Affairs Executive Department oversees examining and filing each individual questionnaire; afterwards, based on the results, it will submit to Pampa’s Board all measures deemed useful to improve the performance of the Board’s duties.

Policy on Material Information Disclosure

Since 2009, the Company has a Relevant Information Disclosure Policy in place, approved by Pampa’s Board, which aims to regulate the basic principles guiding the operation of the processes to be followed when publishing information relevant to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Prevention Regarding QSELH

This Policy, approved by Pampa’s Board in 2017, seeks to consolidate the QSELH standards into the operating processes of E&P, power generation, electricity distribution, R&D and petrochemicals with the highest safety possible within the ordinary course of each activity.

Dividend Policy

Approved by Pampa’s Board in 2018, this policy outlines the guidelines to be followed to reach a proper balance between distributed amounts and Pampa’s investment plans with the purpose of establishing a clear, transparent and consistent practice allowing shareholders informed decision-making, all of this consistent with the Company’s Bylaws and the applicable legal and regulatory framework in force.

Compensation Policy

Pampa’s Board approved the Compensation Policy in 2018, which aims to establish general rules to determine the composition, update and handling of directors’ remunerations, as well as the rules to determine the reimbursement of their expenses.

Under the Compensation Policy, the Board created the Compensation Committee, which reports to Pampa’s Board, and is made up of three regular members and an equal or smaller number of alternate members, who may not exercise executive functions in the Company.

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Currently, Pampa’s Compensation Committee is composed as follows:

Name	Position	Independence	Term Expiration
Miguel Ricardo Bein	Chairman	Independent	12/31/2019
Carlos Correa Urquiza	Regular Member	Independent	12/31/2021
Darío Epstein	Regular Member	Independent	12/31/2021
Silvana Wasersztrom	Alternate Member	Independent	12/31/2021

Nomination Policy

Pampa’s Board approved the Nomination Policy in 2018, which sets the general guidelines regarding independence, incompatibilities and diversity in the Board, and describes the process to be followed by both the Board and shareholders for the identification and evaluation of Board’s nominees to be presented for consideration by the Shareholders’ Meeting.

Under the Nomination Policy, the Board created the Nomination Committee, which assists Pampa’s Board and Shareholders’ Meeting in the nomination and appointment process of Board’s members. The Nomination Committee reports to Pampa’s Board and is made up of three regular members and an equal or smaller number of alternate members, the Chairman having to be independent pursuant to the independence criteria stipulated by the CNV rules. Currently, Pampa’s Nomination Committee is composed as follows:

Name	Position	Independence	Term Expiration
Miguel Ricardo Bein	Chairman	Independent	12/31/2019
Gustavo Mariani	Regular Member	Non-Independent	12/31/2019
Ricardo Alejandro Torres	Regular Member	Non-Independent	12/31/2019
Silvana Wasersztrom	Alternate Member	Independent	12/31/2021
Victoria Hitce	Alternate Member	Non-Independent	12/31/2019
María Carolina Sigwald	Alternate Member	Non-Independent	12/31/2020

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3.        Our Shareholders / Stock Performance

As of December 31, 2019, Pampa held 1,899,870,264 common shares with a par value of AR$1 each and each granting the right to one vote. However, the Extraordinary General Shareholders’ Meeting held on October 1, 2019 approved a capital stock reduction by cancelling 151,997,025 common treasury shares, acquired under the Share Buyback Programs, in process of registration before the IGJ. Therefore, excluding shares in process of cancellation and treasury shares acquired after the October 2019 Shareholders’ Meeting, as of the closing of the fiscal year Pampa Energía’s capital stock amounted to 1,682,147,789 common shares2.

The following table shows information on Pampa’s common shareholdings:

Holders As of December 31, 2019	In million		% of Issued Capital Stock	% of Capital Stock Net of Cancellations and Buybacks
	Shares	ADRs
Management[1]	381.3	15.3	20.1%	22.7%
Free Float on NYSE and ByMA	1,295.8	51.8	68.2%	77.0%
Share buyback programs	217.7	8.7	11.5%	-
Pending cancellation	152.0	6.1	8.0%	-
In treasury[2]	65.7	2.6	3.5%	-
Employee stock-based compensation plan	5.0	0.2	0.3%	0.3%
Issued capital	1,899.9	76.0	100.0%	100.0%
Capital stock net of cancellations and buybacks	1,682.1	67.3

Note: All figures are rounded, so the total may not equal the sum of the figures. 1 It includes direct and indirect stakes of Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Ricardo Alejandro Torres. 2 Shares repurchased until December 31, 2019.

As regards the remaining shares repurchased under the Programs, their cancellation will be timely submitted to its shareholders for approval.

Pampa is listed on the ByMA, takes part in the S&P Merval and the sustainability (non-traded) indexes, and is a member of the special stock quote panel, known as +GC Panel, which selects listed companies having the best corporate governance practices.

Furthermore, Pampa has a Level II ADS program listed on the NYSE, and each ADS represents 25 common shares. Our ADR participates in the MSCI Argentina index and the Bloomberg’s gender-equality stock index GEI (non-traded), in which Pampa is the only Argentine company and one of the 13 selected companies in the energy sector.

2 For further information, see section 7.7: ‘Buyback of Own Financial Securities’ of this Annual Report.

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The following chart shows the price evolution per share and Pampa’s traded volume on the ByMA from January 2006 to December 31, 2019:

The following chart shows the price evolution per ADS and Pampa’s traded volume on the NYSE from October 9, 2009 to December 31, 2019:

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4.    Macroeconomic Context

As of the third quarter of 2019, the economic activity recorded an accumulated 2.5% decrease compared to the same period of the previous year, mainly as a result of the 7.8%, 1.1% and 17.8% decreases in private and public consumption, and investment, respectively. The activity contraction affected 10 out of 16 identified sectors of the economy, the most affected ones being financial intermediation (-12.4%), wholesale and retail business and repairs (-9.4%) and manufacturing industry (-7.6%). These falls were partially offset by increases in agriculture, livestock, hunting and forestry (+26.3%), private households with domestic service (+5.8%) and mining and quarrying (+1.1%), among others. These falls were partially offset by a 77.1% year-on-year increase in exports net of imports.

As regards the evolution of prices, the National Cost of Living Index published by the INDEC showed a 53.8% variation in 2019. The most important variations were recorded in health (+72.1%), communications (+63.9%) and household equipment and maintenance (+63.7%). The sectors affected to a lower extent were housing, water, electricity utilities and other fuels (+39.4%), education (+47.1%) and leisure and culture (+48.5%). Furthermore, salaries, as measured by the registry of the Stable Workers’ Average Taxable Remuneration (RIPTE) experienced a 44.4% year-on-year increase between December 2019 and the same month of the previous year.

Moreover, as of December 2019 Non-Financial Public Sector’s fiscal accounts accumulated a 0.5% and 4.0% primary and total deficit to GDP, respectively. The annual variation in aggregated tax revenues, measured in AR$ based on figures published by the Federal Administration of Public Revenue (AFIP), ended 2019 with a 47.4% increase compared to 2018. Besides, in 2019 primary expenditures by the National Treasury showed a 37.2% year-on year variation.

As regards the financial situation, the BCRA’s US$ currency wholesale exchange rate (Res. A3500) closed at AR$59.90/US$ on December 31, 2019, showing a cumulative 58.4% increase compared to the end of 2018 and a 71.7% average year-on-year variation. The BCRA’s international reserves amounted to US$44.8 billion at year-end, which represents a US$20.9 billion decrease compared to the previous year. Moreover, the monetary base reached AR$1,895 billion, showing a 34.5% increase at the closing of 2019 compared to the previous year. Furthermore, the BCRA’s debt stock in issued bonds totaled an equivalent amount expressed in dollars of US$17.8 billion as of the closing of 2019, which represents a 9% year-on-year contraction.

Finally, at the external front, as of the third quarter of 2019 the cumulative current account deficit amounted to US$6.5 billion according to INDEC’s data, which represents 1.4% of the GDP. However, in the first three quarters of 2019, the trade balance recorded a surplus of US$1.5 billion, whereas Free on-Board value exports reached US$48.0 billion, and Cost, Insurance and Freight value imports amounted to US$38.5 billion. Primary exports increased by 26.3% during this period, as well as agricultural manufactures exports, which experienced a 2.6% increase, while industrial manufactures exports recorded a 7.1% contraction. Fuel and energy exports registered a 5.9% increase, reaching US$3.2 billion. Imports showed a contraction compared to the same period of 2018 in the automotive (-56.5%), capital goods (-34.3%), fuels and lubricants (-33.2%), consumables goods (-28.6%), parts and accessories (-19.1%) and intermediate goods (-13.5%).

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5.   The Argentine Electricity Market

5.1     Power Generation3

During 2019, the demand for electricity experienced a slight decrease, with a 3% variation compared to 2018, and a total electricity demand volume of 128,880 GWh and 133,010 GWh for 2019 and 2018, respectively.

The following chart shows the breakdown of electricity demand in 2019 by type of customer:

Peak Power Capacity Records

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Capacity (MW)	20,843	21,564	21,949	23,794	24,034	23,949	25,380	25,628	26,320	26,113
Date	08-Mar	01-Aug	16-Feb	23-Dec	20-Jan	27-Jan	12-Feb	24-Feb	8-Feb	29-Jan
Temperature (ºC)	1.6	3.5	34.2	35.4	29.6	35.6	35.1	27.7	30.2	34.0
Hour	19:45	20:18	15:10	14:20	15:05	14:13	14:35	14:25	15:35	14:25

Source: CAMMESA.

On February 8, 2018, at 15:35, there was a 26,320 MW record-breaking demand for electricity in the SADI.

3 For further information, see sections 7.1 and 8.1 of this Annual Report.

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Evolution of the Electricity Supply

In 2019 there was a 5% decrease in power generation, with 130,838 GWh and 137,199 GWh volumes for the years 2019 and 2018, respectively, mainly due to the economic downturn.

Thermal power generation remained as the main resource to meet the electricity demand, fired with natural gas or liquid fuels (GO and GO) and mineral coal, supplying an electricity volume of 80,138 GWh (61%), followed by hydroelectric power generation, which contributed 34,961 GWh net of pumping (27%), nuclear power generation, with 7,927 GWh (6%), and renewable power generation with 7,812 GWh (6%). Additionally, there were imports for 2,746 GWh (higher than the 344 GWh recorded in 2018), exports for 261 GWh (7% lower than in 2018), and losses for 4,443 GWh (4% higher than in 2018).

Hydroelectric power generation net of pumping and thermal power generation’s contribution volumes experienced a 12% and 9% year-on-year decrease, respectively, mainly as a result of the lower electricity demand and the entrance of renewable energies. These increases were partially offset by a 23% and 133% year-on-year increase in nuclear and renewable generation, respectively, mainly as a result of the commissioning under the RenovAr and MAT ER programs, and the commissioning of Central Nuclear Embalse’s reconditioning.

The following chart shows the evolution of power generation by source:

During 2019, power generation facilities recorded an increase in their installed capacity compared to the previous year, totaling 39,704 MW (+1,166 MW compared to 2018). This increase was mainly due to the commissioning of renewable units under the RenovAr and MAT ER programs for 1,120 MW, including PEPE II and III (106 MW). In the thermal area, 503 MW were commissioned, mainly under MEyM Res. No. 287/17, including the first phase of Genelba Plus’ expansion project (207 MW).

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The following table describes the incorporation of new power units in 2019:

Region	Technology	Capacity (MW)
Buenos Aires Metro Area - Northwest Litoral	Biogas	14	604.8
	Wind	251.2
	GT	339.6
Center	Biogas	2.4	105.9
	Wind	38
	GT	49.5
	ST	1.6
	Solar	14.4
Midwest - Comahue	Wind	152.7	152.7
Cuyo	CC	95.3	196.4
	Solar	101.1
Northeast	Diesel	16.8	16.8
Northwest	Biogas and Biomass	5	130
	Solar	125
South - Patagonia	Wind	416.4	416.4
Total			1,623
Thermal			30.9%
Renewable			69.1%

Source: CAMMESA and Pampa Energía’s own analysis.

Additionally, hydroelectric power units’ capacities were adjusted based on their reservoirs for +22 MW and thermal units for -66 MW, PPAs were terminated for 421 MW, of which 147 MW are mobile generation, 200 MW for ST and the rest for GT, added to the 8 MW expansion in solar generation in the northwestern region. The following chart shows the composition of the Argentine installed power capacity as of December 31, 2019:

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Fuel Supply and Consumption4

Regarding fuel supply for power generation, during 2019 SGE Res. No. 70/18 issued in November 2018 remained in force, which empowered thermal plants to self procure fuel for power generation. For those not exercising such option, CAMMESA remained in charge of the fuel's operating and commercial management. For its instrumentation, maximum prices of natural gas within the PIST for power plants to be traded within the WEM, established by MinEn Res. No. 46/18 and SGE Notes No. 66680075/18 and 07973690/19, were observed.

Moreover, in case the generator has opted to supply its own fuel for generation and such fuel is not available at the time of dispatch, the calculation of the power capacity availability is reduced to 50% of its actual availability. Similarly, it loses its dispatch order, and in case the OED assigns it fuel for generation, only the Generated Energy will be remunerated at 50% of the approved non-fuel variable costs.

However, pursuant to MDP Res. No. 12/19, fuel supply was again centralized in CAMMESA as from December 30, 2019 (except for fuel supply for generators under Energía Plus).

As regards fuel consumption, in 2019 the country continued purchasing LNG and its re-gasification, as well as natural gas from the Republic of Bolivia. However, the natural gas supply remained insufficient to meet power generation needs and, therefore, liquid fuels (FO and GO) continued to be resorted to in order to meet the demand, although in volumes significantly lower than in 2018.

Natural gas consumption for power generation recorded a 5% decrease in 2019 compared to the previous year (17.2 million dam3). FO consumption was 67% lower than in 2018, totaling 0.2 million ton. Moreover, GO and mineral coal consumption also experienced a 54% and 66% decrease, respectively, compared to 2018.

Price of Electricity

The energy authority has continued with the policy launched in the year 2003 whereby the WEM spot price is determined according to the available power generating units’ CVP with natural gas, even if these units are not generating electricity with such fuel (SE Res. No. 240/03). The additional cost for the consumption of liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge. Furthermore, pursuant to SGE Res. No. 25/18, the WEM bears the costs of imported gas as from October 1, 2018.

As regards the remuneration for legacy generation capacity, the remuneration scheme established by SEE Res. No. 19/17 remained in force until February 28, 2019, from March 1, 2019 to January 31, 2020 SRRYME Res. No. 1/19 was in effect, and, as from February 1, 2020, SE Res. No. 31/20 is in effect.

Evolution of WEM Prices

Until October 2019, the approved average monthly spot price for energy was AR$480/MWh, which is the maximum price stipulated pursuant to SEE Provision No. 97/18. As from November 2019, this price increased to AR$720/MWh pursuant to SEE Provision No. 38/19.

On the other hand, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. This cost includes not only the energy price, but also the power capacity fee, the generation cost, fuels such as natural gas, FO or GO, and other minor items.

4 For further information, see sections 6.1 and 7.4: ‘Natural Gas for Electric Power Generation’ of this Annual Report.

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Remuneration Scheme for Generation Not Covered by Contracts

SEE Res. No. 19/17: February 2017 - February 2019

SEE Res. No. 19/17, issued on February 2, 2017, established a remuneration scheme for legacy capacity which was applied from January 1 to February 28, 2019, when it was amended by SRRYME Res. No. 1/19, which entered into effect on March 1, 2019.

Res. No. 19/17 provided for remunerative items based on technology and scale, establishing US$-denominated prices payable in AR$ by applying BCRA’s FX effective on the last business day of the month of the transaction’s maturity date, according to CAMMESA’s Procedures.

Thermal Power Generators

Res. No. 19/17 defined a remuneration for power capacity based on technology and scale collectable by agents with DIGO declaration for the power capacity and energy from their units not covered by PPAs with a differentiated remuneration regime. The DIGO should be declared for each unit and for a term of three years, together with information for the Summer Seasonal Programming, with the possibility to later amend availability values, on a semiannual basis. Generators may enter into a DIGO agreement with CAMMESA, which may assign it to the demand. The capacity remuneration for thermal generators with DIGO will be proportional to their compliance. The base remuneration amounted to US$7,000/MW-month, applicable to generators with DIGO. The additional remuneration for additional available power capacity amounted to US$2,000/MW-month, seeking to encourage DIGO for the periods with a higher demand. Bimonthly, CAMMESA should define a Monthly Thermal Generation Goal for the set of qualified generators and call for additional power capacity availability offers with prices not exceeding the additional price.

For those not offering DIGO, the power capacity remuneration was set at the minimum value.

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Technology / Scale	Minimum Price (US$ / MW-month)
Large CC Capacity > 150 MW	3,050
Large ST Capacity > 100 MW	4,350
Small ST Capacity ≤ 100 MW, Internal Combustion Engines	5,700
Large GT Capacity > 50 MW	3,550

Regardless of the thermal unit, the remuneration for generated energy was US$5/MWh if fired with natural gas, and US$8/MWh if fired with liquid fuels, except for internal combustion engines, which prices amounted to US$7/MWh and US$10/MWh for gas or liquid fuels consumptions, respectively. The remuneration for operated energy was applied to the integration of hourly power capacities for the period (over rotating units) at a price of US$2/MWh for any type of fuel.

Moreover, for low-use thermal generators or generators having frequent startups, an additional remuneration was established based on the monthly generated energy at a price of US$2.6/MWh multiplied by the usage/startup factor. The usage factor was set based on the rated power’s Utilization Factor recorded during the last rolling year, with a 0.5 value for thermal units with a factor lower than 30% and a 1.0 value for units with a factor lower than 15%. In all other cases, the factor equals 0. The startup factor, which was set based on startups recorded during the last rolling year for issues associated with the economic dispatch made by CAMMESA, was as follows: i) 0 for units with 74 or fewer startups; ii) 0.1 for units recording between 75 and 149 startups; and iii) 0.2 for units recording more than 150 startups.

Hydro Power Generators

In the case of CHs, a base remuneration for capacity (determined by the actual power capacity plus that under programmed and/or agreed maintenance) and an additional remuneration for capacity (applicable to power plants of any scale for their actual availability, based on the applicable period) were established. Availability is determined independently of the reservoir level, the contributions made, or the expenses incurred.

Furthermore, in the case of pumping hydroelectric power plants, the following is taken into consideration to calculate availability: i) the operation as turbine at all hours within the period, and ii) the availability as pump at off-peak hours every day and on non-business days. In the case of CHs maintaining control structures on river courses and not having an associated power plant, a 1.20 factor is applied to the plant at the headwaters.

Classification	Base Price (US$ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	3,000
Small HI Capacity > 50 ≤ 120 MW	4,500
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,000
Renewable HI Capacity ≤ 50 MW	8,000

Type of Power Plant	Additional Price (US$ / MW-month)
Conventional	1,000
Pumped	500

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The allocation and collection of 50% of the additional remuneration was conditional upon the generator taking out insurance on critical equipment, as well as updating of the plant’s control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SGE.

For hydroelectric generation, independently of the scale, the prices for generated energy amounted to US$3.5/MWh, added to the price for operated energy, which amounted to US$1.4/MWh.

Other Considerations

The remuneration for wind power was composed by a base price of US$7.5/MWh and an additional price of US$17.5/MWh, which were associated with the availability of the installed equipment, with an operating permanence longer than 12 months as from the beginning of the summer seasonal programming.

Furthermore, SEE Res. No. 19/17 abrogated the Overhauls Remuneration set by SE Res. No. 95/13 and provided that, as regards the repayment of loans, already accrued and/or committed credits should be applied first, being the balance repaid discounting US$1/MWh from the generated energy until the total cancellation of the financing.

SRRYME Res. No. 1/19: March 2019 - February 2020

On March 1, 2019, SRRYME Res. No. 1/19 was published, which modified certain aspects of the remuneration scheme previously defined by SEE Res. No. 19/17.

Thermal Power Generators

For generators without a DIGO declaration, the following table of base prices for power capacity was applied:

Technology / Scale	Capacity’s Base Price (US$ / MW-month)
Large CC Capacity > 150 MW	3,050
Small CC Capacity ≤ 150 MW	3,400
Large ST Capacity > 100 MW	4,350
Small ST Capacity ≤ 100 MW, Internal Combustion Engines	5,200
Large GT Capacity > 50 MW	3,550
Small GT Capacity ≤ 50 MW	4,600

Furthermore, a DIGO offer scheme was established for quarterly periods: a) summer (December through February); b) winter (June through August), and c) ‘other’, which comprises two quarters (March through May, and September through November). For agents with a DIGO declaration, the guaranteed capacity price was applied, which equaled US$7,000/MW-month in the summer and winter quarters, but US$5,500/MW-month in the ‘other’ quarters.

Additionally, the capacity remuneration ―whether or not the agent had a DIGO declaration― was weighted by a load factor equivalent to the average dispatch factor for the generating unit during the rolling year prior to the calculation month, and applied a coefficient to the power capacity remuneration if the load factor was: i) higher than 70%, 100% of the power capacity remuneration was paid; ii) lower than 30%, 70% of the power capacity remuneration was paid; and iii) between 30% and 70%, the power capacity remuneration was linearly associated with between 70% and 100% of the power capacity remuneration.

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Generated energy remuneration values were reduced by US$1/MWh for all technologies except for internal combustion engines, where the reduction was of US$3/MWh. The remuneration value for operated energy was reduced from US$2/MWh to US$1.4/MWh.

Finally, the additional remuneration schemes were abrogated: capacity remuneration to encourage DIGO during peak demand period, variable remuneration for efficiency, and power capacity remuneration for low-use thermal generators.

Hydro Power Generators

SRRYME Res. No. 1/19 maintained the base prices for power capacity established by SEE Res. No. 19/17, as well as remuneration values for generated and operated energy. However, as regards the power capacity payment, the hours during which a hydroelectric generator was not available due to programmed and agreed maintenance were no longer computed for the calculation of the power capacity remuneration. However, in order to mitigate this impact, in May 2019 SME Note No. 46631495 provided for the application of a 1.05 factor on the capacity payment.

Implementation Criteria

Power Plant	Generating Unit	Technology	Size	Capacity
CPB	BBLATV29	ST	Large	>100 MW
	BBLATV30	ST	Large	>100 MW
CTG	GUEMTV11	ST	Small	≤100 MW
	GUEMTV12	ST	Small	≤100 MW
	GUEMTV13	ST	Large	>100 MW
CTGEBA	GEBATG01	CC	Large	>150MW
	GEBATG02	CC	Large	>150MW
	GEBATG04[1]	GT	Large	>50 MW
	GEBATV01	CC	Large	>150MW
CTLL	LDLATG01	GT	Large	>50 MW
	LDLATG02	GT	Large	>50 MW
	LDLATG03	GT	Large	>50 MW
	LDLATG04[2]	GT	Large	>50 MW

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Power Plant	Generating Unit	Technology	Size	Capacity
HIDISA	ADTOHI	HI	Medium	between 120 MW and 300 MW
	LREYHB	Pumped HI	Medium	between 120 MW and 300 MW
	ETIGHI	Renewable HI	-	≤ 50 MW
HINISA	NIH1HI	HI	Small	between 50 MW and 120 MW
	NIH2HI	HI	Small	between 50 MW and 120 MW
	NIH3HI3	HI	Small	between 50 MW and 120 MW
HPPL	PPLEHI01	HI	Medium	between 120 MW and 300 MW
	PPLEHI02	HI	Medium	between 120 MW and 300 MW
	PPLEHI03	HI	Medium	between 120 MW and 300 MW

Note: 1 Applicable until the commercial commissioning of Genelba Plus’ CC. 2 Only 26 MW of the unit apply. 3 A 1.20 coefficient applies on remuneration.

In the case of CTG’s GUEMTG01 and CTGEBA’s GEBATG03 units, pursuant to Section 6 of SE Res. No. 482/15 and with the agreement of ‘Energía Plus’ power generators, both the energy delivered to the spot market and the available power capacity not committed under the Energía Plus contracts in force during each period are remunerated based on the items set out for legacy capacity, the cost of the fuel provided by CAMMESA being excluded from the transaction.

Other Considerations

For generation from unconventional sources, a single remuneration value for generated energy was established at US$28/MWh, or 50% of this value if it is generated prior to commercial commissioning.

As regards the refund of the amount disbursed to generators under the loan agreements for the execution of overhauls in their units, the application of all receivables accrued in favor of generators for settlement was established, as well as a discount scheme in the generator’s revenues equivalent to the maximum between US$1/generated MWh or US$700/MW-month for the unit’s real availability.

SE Res. No. 31/20: Current Spot Remuneration Scheme

On February 27, 2020, SE Res. No. 31/20 was published in the BO, which modified certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as from February 1, 2020. The new Res. converts the entire remuneration scheme to the local currency at a FX of AR$60/US$ and establishes an update factor as from the second month of its application, which follows a formula consisting of 60% CPI and 40% PPI.

Thermal Power Generators

SE Res. No. 31/20 reduces the power capacity remuneration, whether base or guaranteed, depending on the technology used. However, for CTs with a total installed power capacity lower than or equal to 42 MW, the base power capacity values set out by SRRYME Res. No. 1/19 remain in effect.

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Technology / Scale	Capacity Base Price (AR$/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Large CC Capacity > 150 MW	100,650	-45%
Small CC Capacity ≤ 150 MW	112,200	-45%
Large ST Capacity > 100 MW	143,550	-45%
Small ST Capacity ≤ 100 MW, Internal Combustion Engines Capacity > 42 MW	171,600	-45%
Large GT Capacity > 50 MW	117,150	-45%
Small GT Capacity ≤ 50 MW	151,800	-45%
Small CC Capacity ≤ 15MW	204,000	-
Small ST Capacity ≤ 15MW	312,000	-
Small GT Capacity ≤ 15MW	276,000	-
Internal Combustion Engines Capacity ≤ 42 MW	312,000	-

Note: * It assumes a FX of AR$60/US$.

As regards the remuneration for the offered guaranteed power capacity, the following scheme remains in effect:

Period	Capacity Base Price (AR$/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Summer (December - February) and Winter (June - August)	360,000	-14%
Other (March - May and September - November)	270,000	-18%
Internal Combustion Engines ≤ 42 MW, summer/winter	420,000	-
Internal Combustion Engines ≤ 42 MW, other	330,000	-

Note: * It assumes a FX of AR$60/US$.

As SRRYME Res. No. 1/19, SE Res. No. 31/20 provides for the application of a coefficient arisen from the unit’s average utilization factor during the last twelve months to the power capacity remuneration. Although the formula remained unchanged for internal combustion engines ≤ 42 MW, in all other cases, if the usage factor is lower than 30%, 60% of the power capacity payment is collected.

Regarding the additional remuneration in the hours of high thermal dispatch (HMRT), which consist of the 50 recorded hours with the highest thermal generation dispatch each month, grouped in two blocks of 25 hours each, the following will be applied to the average generated capacity during such hours:

Period, in AR$/MW-HMRT	First 25 HMRT hours	Second 25 HMRT hours
Summer (December - February) and Winter (June - August)	45,000	22,500
Other (March - May and September - November)	7,500	-

As regards the remuneration for generated and operated energy, they remained unchanged in US$ at a FX of AR$60/US$, but set at AR$240/MWh with natural gas, AR$420/MWh with fuel oil, AR$600 with biofuels (except for internal combustion engines, AR$720/MWh) and AR$720/MWh with mineral coal. The remuneration for operated energy was set at AR$84/MWh.

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Hydro Power Generators

SE Res. No. 31/20 adjusted the capacity remuneration and added a new HMRT remuneration. The 1.05 factor over the power capacity to compensate the impact of programmed maintenance remained unchanged, as well as the 1.20 factor for units maintaining control structures on river courses and not having an associated power plant.

Scale	Capacity Base Price (AR$/MW-month)	Variation vs. SRRYME Res. No. 1/19*
Large HI Capacity > 300 MW	99,000	-45%
Medium HI Capacity > 120 ≤ 300 MW	132,000	-45%
Small HI Capacity > 50 ≤ 120 MW	181,500	-45%
Renewable HI Capacity ≤ 50 MW	297,000	-45%
Large Pumped HI Capacity > 300 MW	99,000	+10%
Medium Pumped HI Capacity > 120 ≤ 300 MW	132,000	-12%

Note: * It assumes a FX of AR$60/US$.

As regards the HMRT additional remuneration, the following will be applied to the average operated power capacity during such hours:

Scale	Capacity HMRT Price AR$/MW-HMRT
Large HI Capacity > 300 MW	27,500
Medium HI Capacity > 120 ≤ 300 MW	32,500
Small HI Capacity >50 ≤ 120 MW	32,500
Renewable HI Capacity ≤ 50 MW	32,500
Large Pumped HI Capacity > 300 MW	27,500
Medium Pumped HI Capacity > 120 ≤ 300	32,500

Weighted by the following coefficients:

HMRT	December - February, June - August	Other
First 25 HMRT hours	1.2	0.2
Second 25 HMRT hours	0.6	-

The prices for generated and operated energy remained unchanged in US$ at a FX of AR$60/US$, though set at AR$210/MWh and AR$84/MWh, respectively. The remuneration for operated energy should correspond with the grid’s optimal dispatch. The provision does not indicate, as it does for thermal generators, which would be the consequence otherwise.

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Other Considerations

For energy generated from any unconventional source, SE Res. No. 31/20 provides for a single remuneration value of AR$1,680/MWh, which equals the previous remuneration converted at a FX of AR$60/US$, or 50% of this value if it is generated prior to commercial commissioning.

Furthermore, SE Res. No. 31/2020 provides for the application of all receivables accrued in favor of generators for the settlement against the repayment of loans for the execution of overhauls, and sets a discount scheme in the generator’s revenues equivalent to the maximum between AR$60/MWh, or AR$42,000/MW-month for the unit’s actual availability. It is worth highlighting that all overhauls financing owed by Pampa were settled under the Agreement for the Regularization and Settlement of Receivables with the WEM.

Non-Spot Remuneration for Conventional Energy

Energía Plus

In September 2006, the SE approved Res. No. 1281/06, which establishes certain restrictions on the sale of electricity and implements the Energía Plus service aiming to encourage the development of new power generation supply. These measures imply that:

i.

Qualify the power generators, co-generators and self-generators which, as of the date of the publication of SE Res. No. 1281/06, are neither WEM agents nor have facilities or interconnection with the WEM;

ii.	Applicable power plants should procure fuel and transportation;
iii.	The energy used by LU300 in excess of the Base Demand (the electrical consumption for the year 2005) qualifies to contract Energía Plus within the MAT at a price negotiated between the parties; and
iv.	For new LU300 entering the grid, their Base Demand equals zero.

Within this framework, CTG, EcoEnergía and CTGEBA provide the Energía Plus service to different WEM clients, which represents 292 MW gross capacity. It is worth highlighting that, effective as from May 2019, CTG transferred its contracts to CTGEBA, selling its electricity in the spot market.

If a power plant cannot meet its Energía Plus demand, it should purchase that power in the spot market at the operated marginal cost. On the other hand, SE Note No. 567/07, as amended, provided that LU300 not purchasing their Surplus Demand within the MAT should pay the Surplus Demand Incremental Average Charge (CMIEE or Cargo Medio Incremental de la Demanda Excedente), and the difference between the real cost and the CMIEE would be accumulated in an individual account on a monthly basis for each LU300 within CAMMESA’s scope. As from June 2018, pursuant to SE Note No. 28663845/18, the CMIEE became the greater of AR$1,200/MWh or the temporary dispatch surcharge. Additionally, it was provided that, until further instruction, movements in the individual account of each LU300 would temporarily not be recorded.

Energía Plus contract values are mostly denominated in US$; therefore, when expressed in AR$, they are exposed to FX. Due to the decrease in surplus demand resulting from the economic recession, some LU300 decide not to enter into Energía Plus contracts, and generators must sell their energy at the spot market with lower profitability margins. Additionally, because of the surplus energy from LU300, Energía Plus contracts were affected by the growth in MAT ER renewable energy contracts.

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PPAs under SE Res. No. 220/07

By modifying the market conditions, aiming to to encourage new investments and increase the generation supply, the SE passed Res. No. 220/07, which empowers CAMMESA to enter into ‘WEM Supply Commitment Agreements’ with WEM Generating Agents for the energy produced with new generation equipment. These are long-term PPAs denominated in US$, and the price payable by CAMMESA should compensate the investment made by the plant at a rate of return to be accepted by the SE. CTLL, CTP and CTEB have entered into PPAs with CAMMESA under this Res., which account for a gross power capacity of 856 MW5. Moreover, CTEB has an ongoing expansion project to add 280 MW.

Agreement to Increase Thermal Generation Availability

In 2014, the Federal Government submitted a proposal to generators for the execution of a new agreement for the increase in thermal generation availability through the application of LVFVDs and the generators’ own resources. CTLL, CTG, CPB, HINISA and HIDISA entered into this agreement, which set out the conditions for the incorporation into CTLL of a high-efficiency GT (105 MW), which was commissioned for service in July 2016, and two engines (15 MW), which are scheduled for commissioning in 2020.

In 2015, CTLL, CTG, CPB, HINISA and HIDISA entered into a new agreement with the Federal Government whereby CTLL would incorporate a new high-efficiency GT (105 MW), as well as investments in renewable energies. However, this agreement was canceled with the implementation of SEE Res. No. 19/17. Later, Pampa’s involved generators and CAMMESA executed an Agreement for the Regularization and Settlement of Receivables with the WEM, and the LVFVD's balance was collected in August 2019, with the waiver of all LVFVD-related claims.

PPAs under SEE Res. No. 21/16

As a result of the state of emergency in the national electricity sector declared pursuant to PEN Executive Order No. 134/15, on March 22, 2016 the SEE issued Res. No. 21/16 launching a call for bids for new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods. Successful bidders entered a PPA for a fixed price (in US$/MW-month) and a variable price excluding fuels (in US$/MWh) with CAMMESA, which acted on behalf of distributors and WEM’s GU.

Pampa was awarded the installation of GT05 at CTLL for 105 MW and the construction of CTIW for a 100 MW capacity, both of which have been in service since August and December 2017, respectively. Furthermore, Pampa acquired and developed CTPP for a 100 MW capacity, which was commissioned for service in August 2017.

PPAs under SEE Res. No. 287/17

On May 10, 2017 the SEE issued Res. No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels), and the new capacity should not increase electricity transmission needs beyond the existing capacity; otherwise, the cost of the necessary extensions would be borne by the bidder.

Awarded projects were remunerated under a PPA for a term of 15 years. The remuneration is made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses would be remunerated as legacy capacity.

5 It includes CTLL’s GT04 power capacity, which is partially committed under this contract.

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Within this framework, in September 2017 the SEE issued Res. No. 820/17 awarding only three co-generation projects for a 506 MW power capacity, and in October 2017, pursuant to Res. No. 926/17, it awarded projects for a total 1,304 MW power capacity, where Pampa was awarded the closing to CC in the Plus unit at CTGEBA for 383 MW. Commercial operations at open cycle started in June 2019, and its commissioning at closed cycle is expected for the second quarter of 2020, in line with the originally committed term.

Based on the moderate demand growth, the entrance of renewable generation and widespread work delays, through SRRYME Res. No. 25/19 it was required the ratification of the commercial commissioning dates for the awarded projects. Moreover, it provided the option to extend this date for up to 180 days and established a penalty scheme for the corresponding delays. Pampa ratified Genelba Plus CC's commercial commissioning date.

Non-Spot Remuneration for Renewable Energy

In October 2015, Law No. 27,191 (regulated by Executive Order No. 531/16) was passed, which amends Law No. 26,190 on the promotion of renewable sources of energy. Among other measures, it provided that by December 31, 2025, 20% of the total demand for energy in Argentina should be covered with renewable sources of energy6. To meet such objective, WEM’s GU and CAMMESA should cover 8% of their demand with such sources by December 31, 2017, the percentage rising every two years until this objective is met. The agreements entered with GU and GUDI may not have an average price exceeding US$113/MWh.

Additionally, several incentives are established to encourage renewable energy projects, including tax benefits (advance VAT return, accelerated depreciation on the income tax return, import duty exemptions, etc.) and the creation of the FODER, which is destined, among other objectives, to the granting of loans, capital contributions, etc. for the financing of these projects.

RenovAr Program

In 2016, the RenovAr Rounds 1 and 1.5 Programs were launched pursuant to MEyM Res. No. 71/16 and 252/16, respectively. In Round 1, 29 projects were awarded for a total 1,142 MW (97% of which were wind and solar energy projects), including our 100 MW PEMC project in the Province of Buenos Aires, which was commissioned in June 2018. In Round 1.5, 30 projects were awarded for a total 1,281.5 MW (100% of which were wind and solar energy projects). In 2017, the RenovAr Round 2 Program was launched pursuant to MEyM Res. No. 275/17, under which 88 projects were awarded for a total 2,043 MW (89% of which were wind and solar energy projects). Finally, in 2018, the RenovAr MiniRen Round 3 Program was launched for smaller-scale renewable projects (between 0.5 and 10 MW), and projects were awarded for a total 246 MW.

It is worth highlighting that for all projects under the RenovAr rounds, it was established that all greenhouse gas reductions resulting from the power capacity installed throughout the national territory —including those resulting from any other project accounted for to meet the WEM’s renewable capacity goals set by Law No. 27,191— should be accounted for by the Federal Government for the meeting of its contribution goal under the United Nations Framework Convention on Climate Change and the Paris Agreement.

6 As from December 2016, CHs with a power capacity lower than 50 MW are classified as renewable sources of energy.

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MAT ER

MEyM Res. No. 281/17 issued on August 18, 2017 regulated the MAT ER regime, which sets the conditions for WEM’s GU and GUDI to meet their demand supply obligation from renewable sources through the individual purchase within the MAT ER or through self-generation from renewable sources. Furthermore, it regulates the conditions applicable to renewable power generation projects. Specifically, it created the RENPER, where such projects should be registered.

Projects destined to supply the MAT ER should not be committed under other remuneration mechanisms (e.g., the RenovAr Program). Surplus power generation exceeding commitments with MAT ER are remunerated up to 10% of the power generation at the minimum price for the applicable technology under the RenovAr Program, and the balance is sold in the spot market.

Furthermore, agreements executed under the MAT ER regime should be administered and managed in accordance with the WEM Procedures. The contractual terms —life, allocation priorities, prices and others, except for the maximum price set forth by Law No. 27,191— may be freely agreed between the parties, although the committed volumes should be limited by the renewable energy produced by the generator or supplied by other generators or suppliers with which it has MAT ER agreements in place.

Pampa registered the PEPE II and III projects with the RENPER. It also requested the corresponding dispatch priority under MEyM Res. No. 281/17, which was granted for the total capacity of both projects. On May 10, 2019, CAMMESA granted the commissioning of PEPE II and III’. The generated energy is sold under PPAs with private parties for an average term of approximately 5 years.

Renewable Energy Distributed Generation

On December 27, 2017, Law No. 27,424 was published, which declares the distributed generation of electric power from renewable sources destined to self-consumption and the possible injection of surpluses into the distribution network to be of national interest. The Law also establishes the distribution utility providers’ obligation to facilitate such injection by guaranteeing free access to the distribution network, notwithstanding the provinces’ own powers.

PEN Executive Order No. 986/18 issued in November 2018 and SGE Res. No. 314/18 in December 2018 regulated the Regime Encouraging Grid-Integrated Renewable Energy Distributed Generation seeking to reach a 1,000 MW capacity within a term of 12 years.

As regards the billing scheme, it is expected that a balance will be reached between each user-generator’s consumption and injection. Moreover, distributors should file a monthly declaration to CAMMESA indicating the values corresponding to the electric power injected by users-generators.

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5.2     Transmission7

Evolution of the High-Voltage Transmission System

The following chart shows the evolution of the transformation capacity’s cumulative growth and the number of kilometers of high-voltage transmission system lines, compared to the percentage cumulative growth of peak demand since 1992.

As illustrated in the graphic above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of this Federal Plan has provided the SADI with more stability and better conditions to meet the rising demand.

Transener’s Tariff Situation

The Public Emergency and Exchange Rate Regime Reform Law (Law No. 25,561) imposed the obligation on public utilities, such as Transener and its subsidiary Transba, to renegotiate their agreements in force with the Government while continuing supplying electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed with the UNIREN the Memorandums of Understanding stipulating the terms and conditions for updating the Concession Agreements. The guidelines of these Memorandums of Understanding provided for the performance of an RTI before the ENRE and the determination of a new tariff regime for Transener and Transba, which should have come into force in 2006, as well as for the recognition of variations in operating costs incurred until the entry into effect of the new tariff regime resulting from the RTI.

Since 2006, Transener and Transba have repeatedly requested the ENRE to regularize compliance with the commitments stipulated in the Memorandum of Understanding, expressing the demand to launch  the RTI process. Furthermore, Transener and Transba filed their respective tariff claims for their assessment, the holding of a public hearing and the definition of the new tariff scheme.

7 For further information, see sections 7.2 and 8.5 of this Annual Report.

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Instrumental Agreement

In December 2010 Transener and Transba entered into an Instrumental Agreement to UNIREN’s Memorandum of Understanding with the SE and the ENRE, which mainly provided for the acknowledgment of a credit claim in favor of Transener and Transba for cost fluctuations incurred during the June 2005 –November 2010 period, calculated as per the Cost Variation Index established in the Memorandum of Understanding. These receivables were assigned in consideration of disbursements by CAMMESA, which were executed through loan agreements.

Upon collecting these receivables and still without the RTI, in May 2013 Transener and Transba, respectively, executed with the SE and the ENRE a Renewal Agreement, effective until December 31, 2015, which, among other provisions, acknowledged a credit claim for cost variations recorded during the December 2010 – December 2012 period. In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs up to and including November 2015. In May 2016, upon the expiration of the Renewal Agreement and without any pending recognized receivables, Transener and Transba continued collecting the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed the last agreement with the SE and the ENRE, which recognized credits for cost variations in favor of Transener and Transba for the December 2015 - January 2017 period. On June 19, 2017, CAMMESA made the last disbursement, thus offsetting all credits for cost variations.

RTI

ENRE Res. No. 66/17 and No. 73/17 in February 2017, as amended, established the tariffs effective for the 2017/2021 five-year period. Furthermore, the ENRE established the remuneration update mechanism, the service quality system and applicable penalties, the reward system, and the investment plan to be executed by both companies during such period. In October 2017, the ENRE issued Res. No. 516/17 and No. 517/17 partially upholding the Motions for Reconsideration filed by Transener and Transba and establishing, retroactively as of February 2017, a AR$8,629 million and AR$3,575 million recognized capital base and AR$3,534 million and AR$1,604 million annual regulated income for Transener and Transba, respectively.

The purpose of the semiannual adjustment mechanism stipulated in the RTI is to keep real-term values for remunerations collectable by Transener and Transba during the RTI’s five-year period. The adjustment formula takes into consideration the variations during such semester in the IPIM, ‘Manufactured Products’ item, the CPI and the Salary Index published by the INDEC, which are weighed based on the cost structure and average investments for the 2017-2021 period in the RTI. This mechanism contemplates a trigger clause that weighs the IPIM and the CPI semiannual variations published by the INDEC, ascertained at a variation equal to or higher than 5%.

For the December 2016 – June 2017 period, the trigger clause reached 9.02%, and, therefore, the semiannual adjustment for Transener and Transba remuneration was activated, but deferred until December 15, 2017, when ENRE issued Res. No. 627/17 and No. 628/17 updating Transener and Transba’s remunerations by 11.35% and 10.96%, respectively, for the December 2016 – June 2017 period, retroactively to August 1, 2017.

ENRE Res. No. 37/18 and No. 38/18 of February 19, 2018, later amended by ENRE Res. No. 99/18 and 100/18 on April 5, 2018, updated Transener and Transba’s remunerations by 24.15% and 23.39%, respectively, for the December 2016 – December 2017 period, effective as from February 1, 2018. On November 16, 2018, the ENRE issued Res. No. 280/18 and No. 281/18, updating Transener and Transba’s remunerations by 42.55% and 43.25%, respectively, for the December 2016 – June 2018 period, effective as from August 1, 2018.

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On March 22, 2019, the ENRE issued Res. No. 67/19 and No. 68/19 updating Transener and Transba’s remunerations by 78.41% and 81.26%, respectively, for the December 2016 – December 2018 period, effective as from February 1, 2019. On September 25, 2019, the ENRE issued Res. No. 269/19 and No. 267/19 updating Transener and Transba’s remunerations by 112.41% and 115.75%, respectively, for the December 2016 – June 2019 period, retroactively to August 1, 2019.

The Solidarity Law, which entered into effect on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged and contemplates the possibility to perform an extraordinary review of the current RTI for a maximum term of up to 180 days. As of the date hereof, Transener did not received instructions from the ENRE on the semiannual remuneration update which, according to the RTI, should have been applied as from February 1, 2020 corresponding to the December 2016 – December 2019 period.

Distribution of Transmission Costs among WEM Users

SEE Res. No. 1085/17 issued on November 28, 2017 and effective as from December 1, 2017, established the methodology for the distribution of costs associated with the remuneration of transmission companies among its users (distributors, GU, self-generators and generators). These costs are distributed based on the demand and/or contribution of energy by each WEM agent directly and/or indirectly associated to the DisTro, after discounting costs assigned to generating agents as operational and maintenance costs for connection and transformation equipment.

It is worth highlighting that prices payable by distribution companies in consideration of electric power transmission within the WEM are stabilized for their payment by distributors and are calculated together with each Seasonal Programming or Quarterly Reprogramming. In the case of distributing agents whose demand is connected to different DisTros, their demand’s percentage corresponding to each DisTro will be established, and the price will contemplate the demand and the price on a weighted basis. Furthermore, prices applicable to GU within the WEM are calculated in the economic transaction on a monthly basis. In the case of WEM GU not directly associated with the high-voltage transmission and/or DisTro, the applicable monthly value will be that corresponding to the connecting agent.

5.3    Distribution8

Memorandum of Understanding with the Federal Government

In February 2006, Edenor entered into a Contract Renegotiation Memorandum of Understanding with the UNIREN, which established, effective as from November 2005, a 23% increase in the average VAD, as well as a 5% additional VAD increase to be allocated to certain specific investments in capital goods. Furthermore, it provides for the inclusion of a social tariff, quality standards for the service to be rendered and a minimum investment plan in the electricity grid to be performed by Edenor, as well as the performance of an RTI. Upon the failure to perform the RTI, the SE and the ENRE passed several transitory measures seeking to reduce Edenor’s operating and asset deterioration resulting from the tariff freeze. The background and the current tariff situation are disclosed below.

SE Res. No. 250/13

Since May 2013, the SE provided for the recognition of costs owed to Edenor resulting from the partial application of the MMC, the result of which was lower than the actual increase. It was stipulated in the 2007 Contractual Renegotiation Agreement, which was not duly passed on to tariffs. This measure was implemented by SE Res. No. 250/13 and its subsequent extensions, which allowed for the offsetting of this recognition with Edenor’s liabilities under PUREE and with CAMMESA for energy purchases. However, in February 2016 the SE issued Res. No. 6/16 abrogating the MMC.

8 For further information, see sections 7.3 and 8.2 of this Annual Report.

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ENRE Res. No. 347/12

ENRE Res. No. 347/12 applied a differential fixed amount to each of the different tariff categories, except for customers exempt from paying the tariff scheme provided for by ENRE Res. No. 628/08. Such amounts —which continued to be deposited in a special account and were used exclusively for the execution of infrastructure and corrective maintenance works in Edenor’s facilities within the concession area— were managed by the FOCEDE. ENRE Res. No. 2/16 terminated the FOCEDE trust on January 31, 2016 and established a new system for the funds collected pursuant to ENRE Res. No. 347/12, which were managed by Edenor. With the implementation of the RTI in February 2017, these amounts ceased to be charged as a special item on customer bills.

Loan Agreements – Extraordinary Investments Plan

Due to the delay in obtaining the RTI, the Federal Government granted to Edenor loans for the conduction of the investments plan it may deem appropriate. Pursuant to MEyM Res. No. 7/16, CAMMESA suspended, as from February 2016 and until receiving further instructions, all effects from the executed loan agreements and the transfer of resources to distribution companies on behalf of the FOCEDE trust and, therefore, the new works plan would be financed exclusively with tariff proceeds. The amounts owed by Edenor under loan agreements and works were offset by the Federal Government in the Liabilities Regularization Agreement executed on May 10, 2019.

SE Res. No. 32/15

SE Res. No. 32/15, passed in March 2015, implemented a transitory increase in Edenor’s income as from February 2015 to be charged against the RTI. Moreover, pursuant to this provision, the amounts collected under the PUREE program were deemed as part of Edenor’s income. This Res. did not generate tariff increases for customers but was directly transferred by the Federal Government.

However, in January 2016 ENRE Res. No. 7/16 ordered the performance of all necessary acts to conduct Edenor’s RTI, annul the tariff schemes of SE Res. No. 32/15, and adjust the VAD to be charged against the RTI, thus canceling the PUREE and suspending the investments loan agreements entered into with Edenor. Consequently, the ENRE issued Res. No. 1/16 and 2/16 granting a new tariff scheme for Edenor effective as from February 2016. In September 2016, Edenor filed its tariff proposal for the RTI, clarifying that it does not contemplate the value Edenor assigns to damages resulting from the failure to timely and properly implement the Memorandum of Understanding or the collection of income necessary to face the liabilities Edenor has incurred as a result.

RTI

ENRE Res. No. 63/17, as amended, established the final tariff schemes, the review of costs, required quality levels and other rights and obligations by Edenor for the five-year period starting February 2017. A 42% cap was set in the VAD increase resulting from the RTI as from February 2017, the remaining increase being completed in November 2017 and February 2018. The VAD difference resulting from the gradual application was updated in real terms and incorporated in 48 installments payable as from February 2018. The tariff schemes included the prices established in the seasonal programming for the February - April 2017 period under SEE Res. No. 20/17.

However, both the CPD update contemplated for August 2017 and the VAD increase scheduled for November 2017 were deferred to December 2017, which tariff schemes were fixed pursuant to ENRE Res. No. 603/17 for the December 2017 - January 2018 two-month period, also contemplating the 18% VAD increase and the 11.6% CPD update, adjusted retroactively as of the dates they should have been implemented.

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Furthermore, ENRE Res. No. 33/18 published a new tariff scheme, effective as from February 2018, applying the last 17.8% VAD increase, the 22.5% CPD update, and considered the total deferred amount of AR$6,343 million recoverable in 48 installments, subject to an annual review each February for the years 2019 through 2021. These Res. included electricity prices and discount schemes for users benefiting from the social tariff and evidencing consumption savings, as provided for in SEE Res. No. 1091/17 for the December 2017 – January 2018 and February – April 2018 periods, which were later extended until October 2018 pursuant to SEE Provision No. 44/18.

It is worth highlighting that the 22.5% CPD update contemplated a -2.51% E-factor adjustment stimulating efficiency resulting from the RTI as an element geared at passing on to the distributor’s users the expected efficiency gains as from i) factor X, which captures gains resulting from management optimization and the existence of economies of scale, which reduces the CPD; and ii) investments factor Q, which captures the impact of the cost of capital and the evolution of exploitation costs resulting from investments made by the company, which increases the CPD.

As regards the CPD update scheduled for August 2018, Edenor agreed with the MinEn on a 50% deferral. Moreover, the MinEn agreed to implement the actions necessary to regularize the Memorandum of Understanding entered into in 2007 and the Framework Agreement. ENRE Res. No. 208/18 provided for a 15.85% update in the CPD, 7.925% of which was applicable as from August 2018, and the balance in six monthly consecutive installments effective as from February 2019.

Furthermore, SEE Provisions No. 75/18 and 97/18 established for the August 2018 – January 2019 period the power capacity reference price at AR$10,000/MW-month, the stabilized price for transmission in the extra high voltage system at AR$64/MWh, and a price for main distribution based on the distribution company which, in the case of Edenor, amounted to AR$0/MWh. Energy reference prices were set at AR$2,283/MWh for GUDI and at AR$1,470/MWh for the remaining users. As regards the social tariff, the criteria set by SEE Res. No. 1091/17 for subsidies to users and discounts for savings remained in effect.

Effective as from February 2019, SGE Res. No. 366/18 abrogated SEE Res. No. 1091/17 and, consequently, the Federal Government’s social tariff and the savings discount scheme, and also set a power capacity reference price of AR$80,000/MW-month, with 25% and 20% increases in the months of May and August, respectively, effective until October 2019. The stabilized price for transmission in the extra high voltage system and the distributor-based main distribution price remained unchanged. Energy reference prices were set at AR$2,762/MWh for GUDI for the February – October 2019 period, and at AR$1,852/MWh for the remaining users as from February 2019, with 5% increases in the months of May and August, effective until October 2019.

ENRE Res. No. 25/19 approved the tariff scheme effective as from February 2019, which reflected the new seasonal prices described in SGE Res. No. 366/18, and ENRE Res. No. 27/19 of March 2019 established the 24%9 CPD update corresponding to the July 2018 – January 2019 semester, retroactive to February 2019, and a 7.925% increase which was timely deferred in August 2018, retroactive to that date. Compensatory amounts for the retroactivity were collected in five installments.

In April 2019, SGE Res. No. 366/18 was partially amended by SRRYME Res. No. 14/19: increases planned for May and August 2019 for the power capacity reference price and increases contemplated for residential users were suspended, whereas energy reference prices increased by 5% in May and August 2019 for GUDI, and by 7% in May and August 2019 for the rest of non-residential users. Moreover, SRRYME Res. No. 26/19 and 38/19 approved the seasonal programming for the August – October 2019 and November 2019 – April 2020 periods, respectively, prices remaining unaltered until April 2020. However, as of the date hereof these increases in seasonal prices for non-residential users have not been passed on to new tariff schemes.

9 Including the -1.59% E Factor stimulating efficiency.

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On September 19, 2019 Edenor agreed with the Federal Government to postpone the 19.05% CPD update for August 1, 2019 until January 1, 2020. Moreover, the continuity of retroactive amounts applied in the March - July 2019 period for the timely deferred CPD was allowed, the balance being recoverable in 7 monthly consecutive installments as from January 2020. Besides, the payment of penalties by Edenor was postponed until March 1, 2020 in 6 monthly installments. However, with the entry into effect of the Solidarity Law, on December 27 the ENRE instructed Edenor to maintain the current tariff schemes until June 2020, suspending all planned updates both in the CPD and in the seasonal price. It also contemplates the possibility of performing an RTI review for up to 180 days as from the Law’s effective date.

Regularization of Liabilities and Transfer of Concession Jurisdiction

On February 28, 2019, the Federal Government entered into an agreement with the Province of Buenos Aires and the City of Buenos Aires for the transfer of Edenor’s concession jurisdiction. The Province of Buenos Aires and the City of Buenos Aires immediately bore the social tariff outlays, a bipartite regulatory body would be created, and the Federal Government undertook to terminate pending issues such as the breach of the 2006 Memorandum of Understanding, among others. Until the effective date of such transfer, the national regulatory framework would apply.

Moreover, on May 10, 2019, Edenor and the Federal Government agreed to end to the reciprocal claims regarding the 2006 – 2016 Tariff Transition Period. Edenor waived all rights and proceedings against the Federal Government, including the lawsuit brought by Edenor in 2013 upon the breach of the 2006 Memorandum of Understanding, undertook to execute investments additional to the RTI in the following 5 years, and to pay certain penalties to users and generated income tax, entailing a disbursement for a total approximate amount of AR$7,600 million over a term of 5 years. For its part, the Federal Government offset the obligations arising during such period, such as Edenor’s commercial debts for energy purchases, investment loans granted by CAMMESA and penalties owed to the National Treasury, without this implying any fund inflow for Edenor.

However, with the entry into effect of the Solidarity Law, as from December 23, 2019, the ENRE was appointed as Edenor’s regulatory body until December 31, 2020. Moreover, Edenor is currently unaware of the guidelines to follow regarding consumptions of shantytowns with community meters for non-recognized and future periods.

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6.   The Argentine Oil and Gas Market

6.1    Hydrocarbon Exploration and Exploitation

The Argentine Energy Matrix

Natural gas and oil constitute the main energy sources in the national primary energy matrix. The following chart illustrates their shares as of December 31, 2018, as there is no available information for the year 2019:

Natural Gas

In 2019, the total gross natural gas production amounted to 135 million m3 per day, which represents a 5% increase compared to the volumes produced in 2018. This variation is mainly due to the continuous growth of production in the Neuquina Basin (+6 million m3 per day) and, to a lesser extent, in the Austral Basin (+1 million m3 per day), associated with the development of unconventional gas reserves, which was partially offset by the declines in the Golfo San Jorge and Noroeste basins.

However, the domestic supply was not able to meet the demand, a dominant trend since 2003, and, therefore, the Federal Government resorted to natural gas imports, the supply from Bolivia reaching an average of 14 million m3 per day in 2019, a figure 15% lower than the volume recorded in 2018. In this same sense, imports of seaborne LNG later injected in the national natural gas transportation system at the Escobar port, located in the Province of Buenos Aires, recorded an average contribution of 5 million m3 per day in 2019, 52% lower than the volume recorded in 2018. Moreover, no imports of LNG regasified in Chile were recorded in 2019, whereas in 2018 they totaled 0.6 million m3 per day. Lower imports are mainly due to the drop in the domestic demand resulting from the economic recession, and the higher domestic production of unconventional gas as a result of the Plan Gas incentive to certain blocks.

Based on the last annual information published by the SGE, as of December 31, 2018 total natural gas reserves and resources within the country reached 1,130,799 million m3, of which 33% were proven reserves. Furthermore, 57% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have recorded a 7% increase, especially resources, which have increased by 11%, totaling 399,584 million m3.

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Oil

In 2019, total oil production amounted to 81 thousand m3 per day, a volume 4% higher than volumes produced in 2018 (78 thousand m3 per day), thus reversing, since 2018, the downward trend in oil production recorded in Argentina over the last sixteen years.

Based on the last annual information published by the SGE, in 2019 no oil imports were recorded, whereas in 2018 imports reached 1.2 thousand m3 per day. On the other hand, in 2019 oil exports amounted to 10.4 thousand m3 per day, a volume 6% higher than in 2018. This volume represented 13% of the total domestic production during 2019. The increase in domestic production and the positive oil trade balance are mainly due to the higher unconventional production, encouraged by an increase in international prices.

As of December 31, 2018, total oil reserves and resources within the country totaled 799,402 thousand m3, of which 48% were proven reserves. Furthermore, 27% of the total reserves and resources were unconventional. In a year-on-year comparison, total reserves and resources have recorded a 16% increase. Furthermore, resources totaled 169,501 thousand m3, similar to the levels recorded as of December 31, 2017.

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The Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319, which considers new drilling techniques in the industry, and also introduces changes mainly related to terms and extensions of exploration permits and exploitation concessions, levies and royalty rates, the incorporation of concepts for the continental shelf and off-shore exploration and exploitation of unconventional hydrocarbons, and a promotion regime pursuant to Executive Order No. 929/13, among other factors. The main changes introduced by Law No. 27,007 are detailed below:

Unconventional Hydrocarbons Exploitation

The Law conferred a legal status to the concept of ‘Hydrocarbon Unconventional Exploitation Concession’ created by Executive Order No. 929/13. The term hydrocarbon unconventional exploitation is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sandstone (tight sands, tight gas, tight oil), coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of exploration permits and/or hydrocarbon exploitation concessions will be entitled to request a hydrocarbon unconventional exploitation concession to the enforcement authority pursuant to the following terms:

•

The exploitation concessionaire may request, within its block, the subdivision of the existing block into new hydrocarbon unconventional exploitation blocks and the granting of a hydrocarbon unconventional exploitation concession. Such request will be based on the development of a pilot plan aiming at the commercial exploitation of the discovered reservoir pursuant to acceptable technical and economic criteria.

•

Holders of a hydrocarbon unconventional exploitation concession also being holders of a preexisting and adjacent exploitation concession may request the unification of both blocks as a single hydrocarbon unconventional exploitation concession, provided they duly demonstrate the geological continuity of these blocks. Such request should be based on the development of a pilot plan.

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Terms for Exploitation Concessions and Permits

The terms for the exploration permits will be established in each tender issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional):

i.

Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from fourteen to eleven years;

ii.	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years, that is, up to a maximum of 13 years; and
iii.	Exploration in the continental shelf and the territorial sea: the basic term is divided into two periods of three years each, plus an optional extension of one year each.

Upon the expiration of the basic term’s first period, the exploration permit holder will decide whether to continue exploring the block or to transfer it back in whole to the Government. The whole originally granted block may be kept provided the obligations arising from the permit have been properly met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole block, unless it exercises its right to extension the period, in which case the reversion will be limited to 50% of the remaining block.

Exploitation concessions will be granted for the following terms, which will be computed as from the granting resolution’s date:

i.	Conventional exploitation concession: 25 years;
ii.	Unconventional exploitation concession: 35 years; and
iii.	Continental shelf and offshore exploitation concession: 30 years.

Furthermore, the holder of an exploitation concession may, with a minimum one-year notice before the expiration of the concession, request the granting of indefinite extensions, for a 10-year term each, provided it has properly met its obligations as exploitation concessionaire, is actually producing hydrocarbons in the blocks in question, and files an investment plan consistent with the development of the concession.

The ban on simultaneously holding more than five exploration permits and/or exploitation concessions (whether directly or indirectly) has been lifted.

Concessions Extension

Law No. 27,007 grants the provinces having already started the concession extension process a
90-day term to finish it based on the conditions established for each of them. All subsequent extensions will be governed by the Argentine Hydrocarbons Law.

Awarding of Blocks

Law No. 27,007 proposes the drafting of a standard bid form that will be jointly made by the SE and the provincial authorities, to which all calls for tenders launched by law enforcement authorities should adjust, and introduces a specific criterion for the awarding of permits and concessions by incorporating the specific parameter of ‘greater investment or exploration activity’ as tie-breaker, at the PEN or the Provincial Executive Branch’s duly supported discretion, as applicable.

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Levy and Royalties

The amended Argentine Hydrocarbons Law updated the values related to the exploration and exploitation levy established by Executive Order No. 1,454/07; such values may, in turn, be generally updated by the PEN based on variations in the domestic market’s crude oil price. The updated values for each levy and royalty are detailed below.

Exploration Levy

The holder of the exploration permit will pay the levy on an annual basis, in advance, for each square kilometer or its fraction based on the following scale:

•	First period: AR$250 per km2 or fraction;
•	Second period: AR$1,000 per km2 or fraction; and
•	Extension: during the first year of the extension, AR$17,500/km2 or fraction, with a 25% annual cumulative increase.

In this case, offsetting mechanisms remain in place: the amount that the exploration permit holder should pay for the second period of the basic term and for the extension period may be readjusted by offsetting it with exploration investments actually made within the block, until reaching a minimum levy equivalent to 10% of the applicable levy according to the period per km2, which will be payable in all cases.

Exploitation Levy

The holder of the exploitation permit will pay a levy which will consist of an annual advance payment of AR$4,500 per km2 or its fraction.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from the production of hydrocarbons.

The percentage the exploitation concessionaire should pay on a monthly basis to the grantor as royalty remains at 12% of the proceeds derived from liquid hydrocarbons production extracted at wellhead. The production of natural gas will bear a like percentage of the value of extracted and actually used volumes and will be payable on a monthly basis.

Cash payment of the royalty will be made based on the value of crude oil at wellhead less freight costs up to the base location for the definition of its commercial value. Payment in kind of this royalty will only apply when the concessionaire is assured a reasonably permanent reception. The possibility to reduce the royalty up to 5% taking into consideration productivity, conditions and wells location remains in place.

In case of extension, additional royalties for up to 3% of the royalties applicable upon the first extension and up to a total maximum of 18% of royalties for the following extensions will be payable.

For the conduction of hydrocarbon conventional exploitation complementary activities, as from the expiration of the granted concession and within the hydrocarbons unconventional exploitation concession, the enforcement authority may fix additional royalties of up to 3% above the current royalties, up to a maximum 18%, as applicable.

The PEN or the Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce by up to 25% the amount corresponding to royalties applicable to the production of hydrocarbons during a term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a term of 36 months as from Law No. 27,007’s effective date.

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Finally, with the Hydrocarbon Investments Committee’s prior approval, royalties may be reduced to 50% for tertiary production projects, extra-heavy oil and offshore products in view of their productivity, location and other unfavorable economic and technical characteristics.

Extension Bond

For exploitation concession extensions, Law No. 27,007 empowers the enforcement authority to establish the payment of an extension bond, the maximum amount of which will result from multiplying the remaining proven reserves at the expiration of the concession by 2% of the average basin price applicable to the specific hydrocarbon during a term of 2 years before the granting of the extension.

Exploitation Bond

The enforcement authority may establish the payment of an exploitation bond, the maximum amount of which will result from multiplying the remaining proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons for the two years prior to the granting of the hydrocarbon unconventional exploitation concession.

Transportation Concessions

Transportation concessions (which had so far been granted for 35 years) will be granted for the same term than that granted for the originating exploitation concession, with the possibility of receiving subsequent extensions for up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term, whereas those originating in an unconventional exploitation concession will have a basic 35-year term, each plus any granted extension term. After the expiration of these terms, title to the facilities will be transferred back to the Federal or Provincial Government, as applicable, by operation of law and without any charges or encumbrances whatsoever.

Uniform Legislation

Law No. 27,007 provides for two types of non-binding commitments between the Federal Government and the provinces regarding tax and environmental issues:

i.

Environmental Legislation: It provides that the Federal Government and the provinces will seek to establish a uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation and/or transportation with the purpose of furthering the development of the activity while properly protecting the environment.

ii.

Tax System: It provides that the Federal Government and the provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:

	−	The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;
−

The freezing of the current stamp tax rate and the commitment not to charge with it any financial contracts executed in order to structure investment projects, guarantee and/or warrant investments; and

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−

The commitment by the provinces and its municipalities not to impose new taxes —or increase the existing ones— on permit and concession holders, except for service compensation rates, improvement contributions and general tax increases.

Restrictions on the Reservation of Blocks to National or Provincial Government-Controlled Companies

The amendment to the Argentine Hydrocarbons Law restricts the Federal Government and the provinces from reserving new blocks in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered by provincial companies for the exploration and development of reserved blocks before this amendment are safeguarded.

Regarding blocks that have already been reserved in favor of public companies and that have not yet been awarded under joint venture agreements with third parties, associative schemes may be used, in which case the participation of such companies during the development stage will be proportional to their investments. In this way, the ‘carry’ system during the blocks’ development or exploitation stage has been done away with. Such system has not been prohibited for the exploration stage.

Conventional and Unconventional Hydrocarbon Investment Promotion Regime

On July 11, 2013, the PEN issued Executive Order No. 929/13, which created the Investment Promotion Regime for the Exploitation of Hydrocarbons —both conventional and unconventional— with the purpose of encouraging investments destined to the exploitation of hydrocarbons, and the concept of hydrocarbons unconventional exploitation concession.

Law No. 27,007 extends the benefits of the Promotion Regime to hydrocarbon projects involving a minimum of US$250 million direct investment denominated in foreign currency, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first 3 years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum US$1,000 million amount during a term of 5 years.

Holders of exploration permits and/or hydrocarbons exploitation concessions, and/or third parties associated with such holders and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy the following rights as from the third year of their respective projects’ execution:

i.

The right to freely sell abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and in offshore projects, respectively, with a 0% export duty, if applicable; and

ii.

The free availability of 100% of the foreign currency derived from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum of US$250 million entry of foreign currency into the Argentine financial market.

During periods in which the national production of hydrocarbons is insufficient to meet domestic supply needs pursuant to Section 6 of the Argentine Hydrocarbons Law, the subjects covered by the Promotion Regime will have, as from the third year following the execution of their respective investment projects, the right to obtain a price not lower than the reference export price (without computing the incidence of any applicable export duties) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

Pursuant to these investment projects, Law No. 27,007 provides for two contributions payable to the producing provinces where the investment project is developed:

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i.	The first one, payable by the project holder, for an amount equivalent to 2.5% of the investment amount undertaken to be committed to corporate social responsibility projects; and
ii.

The second contribution, payable by the Federal Government, which amount will be determined by the Hydrocarbon Investments Committee based on the size and scope of the investment project, and which will be destined to infrastructure projects.

Regulations Specifically Applicable to the Gas Market10

Encouragement Programs for the Increase in Domestic Natural Gas Production

Plan Gas

In February 2013, Res. No. 1/13 was published establishing the Plan Gas for a term of five years with the purpose of offsetting projects contributing to the domestic gas self-supply. The Federal Government had undertaken to pay a monthly compensation resulting from:

i.	The difference between the Surplus Injection price (US$7.5/MBTU) and the price collected from the sale of the Surplus Injection; plus
ii.	The difference between the Base Price and the price collected from the sale of the Adjusted Base Injection.

PEPASA, later merged into Pampa, joined Plan Gas in August 2013, with retroactive effects as of March 2013 and until December 2017. As regards the compensation accrued in fiscal year 2017, the Natural Gas Program Bond was received in April 2019.

In November 2013, the Hydrocarbon Investments Committee included by Res. No. 60/13 more beneficiary companies under Plan Gas. Petrobras Argentina, later merged into Pampa, joined the plan on January 30, 2015, effective until June 30, 2018. As regards the compensations accrued in fiscal year 2017, the Natural Gas Program Bond was received in July 2019, whereas compensations corresponding to the first semester of 2018 were collected in cash in April 2019.

Unconventional Plan Gas

On March 6, 2017, MEyM Res. No. 46/17 was published creating the Encouragement Program to further investments to produce natural gas from unconventional reservoirs in the Neuquina Basin, effective from its publication to December 31, 2021. This program provided for a compensation mechanism for the unconventional gas volume —either tight or shale— produced in the Neuquina Basin, which was calculated based on a minimum guaranteed price and the total weighted-average gas sales price by each company to the domestic market, including both conventional and unconventional gas. The minimum price was fixed at US$7.5/MBTU for calendar year 2018 and would be later decreased by US$0.5/MBTU per year until reaching US$6.0/MBTU for calendar year 2021.

Later, on November 2, 2017, MEyM Res. No. 419/17 was published amending the terms and conditions, and classifying projects into pilot and developing, the latter having an initial unconventional gas production equal to or higher than 500,000 m3 per day between July 2016 and June 2017.

Pilot projects could obtain the minimum price for their whole unconventional production provided they reached an annual average production equal to or higher than 500,000 m3 per day during a twelve-month period by December 31, 2019. Developing projects could only benefit for the incremental portion on top of the defined initial production. The reference price for calculating the incentive was the domestic market’s weighted average reported by the MEyM’s SRH. Furthermore, permanence in the program was conditional upon compliance with the investment plan informed to the provincial authority; otherwise, collected amounts, adjusted by the BNA’s interest rate, should be returned.

10 For further information, see sections 7.4 and 8.3 of this Annual Report.

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On November 17, 2017 MEyM Res. No. 447/17 was published in the BO, which extends the application of the Unconventional Plan Gas to the Austral Basin. Additionally, on January 20, 2018, MEyM Res. No. 12/18 was issued, which introduced the applicable amendments to the Unconventional Plan Gas to apply the incentives provided therein to adjacent concessions operated on a unified basis and meeting all other applicable conditions.

Pampa repeatedly requested before the SGE for the inclusion under this program for Río Neuquén, El Mangrullo and Sierra Chata blocks, previously approved by the provincial enforcement authority. However, on January 30, 2019, the SGE informed gas producers affected by the Unconventional Plan Gas, including the Company, that no new projects would be approved under the Unconventional Plan Gas.

Natural Gas for the Residential and CNG Segment

Priority Demand and CEE

Pursuant to Res. No. 599 of 2007, the agreement between the Federal Government and natural gas producers, known as Producers’ Agreement, was ratified, the main goals of which were to secure supply of the domestic demand for gas and the gradual recovery in prices through all market segments. The last residential supply commitment expired in December 2011.

In October 2010, ENARGAS Res. I-1410 established certain modifications to the natural gas dispatch mechanism, placing a priority on the supply to the Priority Demand, with volumes exceeding those stipulated under SE Res. No. 599/07. Moreover, in December 2011, the terms of the Producers’ Agreement were temporarily and unilaterally extended, allowing ENARGAS to continue using gas producers’ shares stipulated in the previous agreement (SE Res. No. 172/11).

In June 2016, MEyM Res. No. 89/16 was published in the BO, which established the criteria for the normalization of natural gas purchase agreements within the PIST by distribution service providers in order to meet the Priority Demand. Additionally, criteria were established to guarantee the meeting of the Priority Demand through the CEE in case of operational emergencies which may affect its normal operation.

Finally, in June 2017 ENARGAS Res. No. 4502/17 was issued, which approved the procedure for dispatch administration in the CEE. In case the CEE did not reach an agreement, ENARGAS defines the required supply taking into consideration each producer’s available quantities, deducting the amounts previously contracted to meet the Priority Demand, with a progressive allocation until matching the proportional quota of each producer/importer in the Priority Demand.

Natural Gas Price within the PIST

In early January 2018, the extension period set forth by Law No. 27,200 to the public emergency declared in 2002 terminated and, therefore, Law No. 24,076 was reinstated, which provides that the price of natural gas supply should be determined by the free interaction of supply and demand. As a result, natural gas distributors executed an agreement with the country’s main natural gas producers, including Pampa, effective for a year as from January 1, 2018. Prices were differentiated based on the source basin, the user category, and whether the tariff was full or differential, with periodic increases, and ranged from US$1/MBTU to US$6.5/MBTU.

However, on account of the significant devaluation of the AR$ and the impossibility by distributors to pass this new FX on to final users’ tariff schemes, in early October 2018, this agreement was rendered ineffective and pricing agreements with distributors started to be governed by the price range recognized by ENARGAS in tariff schemes.

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Nevertheless, as regards the FX’s difference between the price of gas purchased by distributors and that recognized in final tariffs, on November 15, 2018, PEN Executive Order No. 1053/18 was passed, which established, on an exceptional basis, that the Federal Government would bear such difference for the April 2018 – March 2019 period, in 30 monthly consecutive installments payable as from October 2019.

In mid-February 2019, a tender was launched for the supply of natural gas to distribution companies on a firm basis to ToP and DoP up to 70% of the maximum daily volume, for a term of 12 months with seasonality terms, and effective as from April 2019. For the Noroeste Basin, 9.4 and 3.8 million m3 per day were assigned for the winter (April – September 2019) and summer (October 2019 – April 2020), respectively, at an average tender price of US$4.35/MBTU. For the rest of basins, 36.1 and 14.4 million m3 per day were assigned for the winter and the summer, respectively, at an average tender price of US$4.62/MBTU. Pampa submitted and was awarded. Producers would bill to distribution companies in AR$ pursuant to ENARGAS Res. No. 72/19, considering BNA’s average currency FX for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the FX stipulated in the agreements. However, the FX update which should have been implemented on October 1, 2019, applicable to the October 2019 - April 2020 summer seasonal period, was deferred on several occasions. With the entry into effect of the Solidarity Law, the FX freeze was subjected to a maximum term of up to 180 days.

ENARGAS Res. No. 193-199, 201-202 and 205-207 /19 established gas tariff schemes effective as from April 2019, considering an average PIST price of gas as a raw material for the following 6 months ranging between US$2.14/MBTU and US$4.69/MBTU, including the differential tariff11. Later, 27% and 12% discounts in the price of natural gas within the PIST were set for the months of April and May 2019, respectively, by means of subsidies and, with the purpose of smoothing monetary expenses for seasonal consumption, a 22% deferral on bills issued during the July – October 2019 period was approved, to be recovered in five installments as from December 2019.

The tariff scheme update corresponding to October 2019 was deferred until February 1, 2020 pursuant to SGE Res. No. 521, 751 and 791 /19 and, with the entry into effect of the Solidarity Law, effective as from December 23, 2019, it was provided that tariffs under federal jurisdiction would remain unchanged and a process for an extraordinary review of the RTI would be initiated for a maximum term of 180 days.

Natural Gas for Electric Power Generation

In November 2018, thermal power plants were authorized to procure their own fuel. The Company opted to exercise self-supply for the dispatch of its thermal units, with the allocation of a significant portion of its gas production. In January 2019, the maximum gas prices for gas within the PIST set by SGE Note No. 66680075/18 continued to be used as a reference: for the June – August 2019 period, it was fixed at US$4.95/MBTU for the Neuquina Basin, US$5.15/MBTU for the Noroeste Basin, US$5.10/MBTU for the Golfo San Jorge Basin, US$4.90/MBTU for the Santa Cruz Sur Basin, and US$4.85/MBTU for the Tierra del Fuego Basin; whereas for the rest of the year they were fixed at US$3.70/MBTU for the Neuquina Basin, US$3.60/MBTU for the Noroeste Basin, US$3.55/MBTU for the Golfo San Jorge Basin, US$3.35/MBTU for the Santa Cruz Sur Basin, and US$3.30/MBTU for the Tierra del Fuego Basin.

On the other hand, seeking that the WEM should bear the costs of imported gas and, consequently, reflect them in the variable costs the electric dispatch is based on, on October 4, 2018 SGE Res. No. 25/18 was issued, which provided that, in case the supplier is IEASA, CAMMESA should adopt the acquisition and commercialization cost, effective as from October 1, 2018.

On December 27, 2018, a tender was launched for the supply of gas to power plants effective for the year 2019, in which Pampa took part. At CAMMESA’s tender, indicative prices were received for a total 222 million m3 per day on an interruptible basis, at seasonal PIST prices with a maximum of US$5.2/MBTU and a minimum of US$3.2/MBTU for the June – August 2019 period, and with a maximum of US$3.7/MBTU and a minimum of US$2.2/MBTU for the rest of the year. This tender considered the maximum PIST seasonal reference prices established by SGE Note No. 66680075/18 described in the previous paragraph.

11 Tariff schemes contemplate a FX of AR$41.003/US$.

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However, SGE Note No. 07973690/19 instructed CAMMESA to recognize in the CVPs declared as from February 18, 2019 the maximum price for gas equivalent to the weighted average per basin which would have resulted if all the fuel had been acquired under contracts entered into under CAMMESA’s tender for the year 2019. Therefore, gas reference prices within the PIST decreased significantly, and were set in ranges of approximately US$3.70/MBTU during the months of June through August 2019, and US$2.70/MBTU for the rest of the year for the Neuquina Basin.

For 2020 consumption, as of this date CAMMESA launched successive tenders for monthly coverages. On December 27, 2019, CAMMESA’s tender for the January 2020 period took place, and offers for a total 260 million m3 per day were received, with an average PIST price of US$1.73/MBTU in the Neuquina Basin. However, on January 29, 2020, a tender for gas was launched for the month of February 2020, but on a partially firm basis, where the producer commits to deliver a minimum volume equal to 30% (DoP). Offers were received for a total 84 million m3 per day at an average PIST price of US$2.59/MBTU for the Neuquina Basin. CAMMESA replicated this methodology for the March 2020 tender, receiving offers for a total 78 million m3 per day at an average PIST price of US$2.42/MBTU for the Neuquina Basin.

Moreover, as from December 30, 2019, the supply of fuel for power plants was again centralized in CAMMESA (except for generators under Energía Plus)12.

Natural Gas Export

MinEn Res. No. 104/18 and SGE Res. No. 9/18, later superseded by SGE Res. No. 417/19 in July 2019, established the procedure for the authorization of natural gas exports, the security of supply to the Argentine domestic market being a condition in all cases. In the case of projects covered by the Unconventional Plan Gas, the exported volume does not qualify for such incentive. In this sense, in December 2018 and January 2019, Pampa was authorized pursuant to SGE Res. No. 252/18 and 12/19 to export natural gas on an interruptible basis to Chile and Uruguay, respectively.

Moreover, SHC Provision No. 168/19 of August 2019 approved the export of gas from September 2019 to May 2020, for a maximum aggregate volume of 10 million m3/day, 65% from the Argentine central-western area, 25% from the south, and 10% from the northwest area. In that sense, Pampa obtained a permit to export gas on a firm basis from its production in the Neuquina Basin to Refinerías ENAP in Chile.

In case higher costs are incurred by the Federal Government as a result of the use of alternative fuels for electric power generation by the WEM (imported LNG, coal, FO or GO), exporting companies should pay a compensation to CAMMESA. SGE Res. No. 506/19 issued on August 29, 2019 set a minimum value of US$0.1/MBTU and a maximum value of US$0.2/MBTU for the exported volume, which may be offset by receivables from the sale of gas in the domestic market each exporter holds against CAMMESA. This compensation would be included in the cost of electricity within the WEM.

Finally, pursuant to PEN Executive Orders No. 793 and 865/18, a gas export duty of AR$4 per each exported US$ is in effect as from September 2018, with a maximum 12% rate; this rate was later amended by the Solidarity Law, which provided, effective as from December 23, 2019, that it may not exceed 8% of the taxable value or the FOB price (pending regulation).

12 For further information, see section 5.1: ‘Fuel Supply and Consumption’ of this Annual Report.

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Regulations Specifically Applicable to the Crude Oil Market

Crude Oil Commercialization in the Domestic Market

In January 2017, the Federal Government executed the Agreement for the Transition to International Prices of the Argentine Hydrocarbon Industry with producers and refineries of crude oil with the purpose of generating a gradual convergence of the price of the crude oil barrel traded in Argentina towards the international price. This agreement was suspended in October 2017 as the Brent crude oil price exceeded US$55/bbl for 10 consecutive days and, since then, the domestic price for the barrel of crude oil to be used as raw material for refining and gas pump prices were determined based on the domestic supply and demand.

However, following the FX volatility experienced in August 2019, DNU No. 566/19 was issued on August 16, 2019, which fixed the barrel price agreed between producers and refiners in the domestic market as of August 9, 2019, and valid until November 13, 2019, considering a reference Brent price of US$59/bbl and a FX of AR$45.19/US$, being updated until reaching AR$51.77/US$.

Liquid Hydrocarbons Export Duty

As from September 2018, PEN Executive Orders No. 793 and 865/18 provide for an oil export duty of AR$4 per exported US$, with a maximum 12% rate. However, the Solidarity Law established that this rate (pending implementation) should be lower than or equal to 8% of the taxable value.

6.2    Midstream13

Regulations Specifically Applicable to Gas Main Pipeline Transportation

RTI

Public Emergency and Exchange Rate Regime Reform Law No. 25,561, enacted in January 2002 and extended on several occasions until January 2018, provided for the turning into pesos of utility service tariffs; consequently, the transportation tariff remained unchanged in AR$ as from 1999, despite the sharp increase in price indexes and operating costs. This mismatch directly affected the operating costs of this business segment, deteriorating its economic and financial situation. From 2002 to 2015, TGS only had two tariff increases: 20% as from April 2014, as a result of the implementation of the transitory agreement entered in 2008; and, in May 2015, a 44.3% increase in the natural gas transportation tariff and a 73.2% increase in the CAU.

With the purpose of normalizing the segment, on February 24, 2016 TGS entered into a transitory agreement with the Federal Government and, consequently, on March 29, 2016, the MEyM issued Res. No. 31/16 which, among other measures, instructed ENARGAS to conduct the RTI process and grant a transitory tariff increase to be charged against the RTI. Within this framework, on March 31, 2016 ENARGAS passed Res. No. 3724/16 approving a 200.1% increase in tariff schemes effective as from April 1, 2016, applicable to the natural gas transportation utility service and the CAU. However, on August 18, 2016, the CSJN established the obligation to perform a public hearing for setting tariffs and prices without market intervention, and declared the nullity of MEyM Res. No. 28/16 and 31/16 regarding residential users; therefore, tariff schemes were taken back to the values effective as of March 31, 2016. The public hearing took place on October 6, 2016, and, consequently, ENARGAS approved a 200.1% transitory tariff increase effective as from October 7, 2016, the execution of the investment plan and restrictions on the distribution of dividends (Res. No. 4054/16).

In December 2016, the public hearing required for the RTI process took place. On March 30, 2017, pursuant to ENARGAS Res. No. I-4362/17, a transitory tariff scheme was approved, with a 214.2% and 37% increase in the natural gas transportation utility service and the CAU, respectively, applicable as from April 1, 2017. The RTI contemplates a semiannual non-automatic tariff adjustment mechanism subject to the IPIM published by the INDEC. As a result, TGS executed the 2017 Comprehensive Memorandum of Understanding and the 2017 Transitory Agreement with the purpose of implementing the tariff update; to such effect, ENARGAS Res. No. 4362/17 was issued, which applied the tariff increase resulting from the RTI in three stages, 58% in April 2017, and the remaining in December 2017 and April 2018.

13 For further information, see sections 7.5 and 8.5 of this Annual Report.

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The RTI considered the income necessary to execute a Five-Year Investments Plan between April 2017 and March 2022 for AR$6,787 million, expressed as of December 2016 values, which are essential to face the operation and maintenance of the main gas pipelines under TGS’s concession, as well as to guarantee the safety and continuity of the gas transportation utility service to meet the system’s expected higher demand resulting from the development of reserves.

The public hearing to present costs variations took place on November 14, 2017, and pursuant to ENARGAS Res. No. 120/17, an average 78% increase in tariff schemes was established, effective as from December 1, 2017, including a 15% increase on account of the non-automatic adjustment established in the RTI for the January – October 2017 period. This increase was deemed charged against the amounts resulting from the Comprehensive Renegotiation Memorandum of Understanding for the License executed by TGS on March 30, 2017.

The Comprehensive Renegotiation Memorandum of Understanding was ratified by the Federal Government on March 28, 2018 (PEN Executive Order No. 250/18), thus concluding the RTI process initiated in the month of April 2016, and, as a result, on June 26, 2018, TGS voluntarily dismissed the Arbitration Proceeding it had brought before the ICSID. Moreover, ENARGAS issued Res. No. 310/18 approving, effective as from April 1, 2018, the last installment of the tariff increase established by Res. No. 4362/17, equivalent to a 50% increase in tariff schemes, including a 13% recognition on account of IPIM variations for the November 2017 – February 2018 period, and a compensation for the programmed deferral of the increase payable in installments.

For the calculation of costs variations for the February – August 2018 period applicable as from October 2018, TGS requested an approximate 30% tariff increase based on the IPIM variation; however, on September 27, 2018 ENARGAS issued Res. No. 265/2018 setting a 19.7% increase based on the simple average of the IPIM, the Construction Cost Index and the Salary Variation Index (provisional as of June 2018). The regulatory entity alleged that, according to the RTI, under certain macroeconomic conditions and circumstances, such as the significant devaluation which took place in April 2018, and taking into consideration that the semiannual update is a non-automatic adjustment mechanism, it may use other indexes different from the IPIM to determine tariff increase.

ENARGAS Res. No. 192/19 determined a 26.0% increase on account of costs variations effective as from April 2019. This increase was calculated based on the IPIM semiannual variation for the August 2018 – February 2019 period. Later, 22% of the amount of bills issued during the July – October 2019 period was deferred, to be recoverable in five installments as from December 2019, pursuant to SGE Res. No. 336/1914.

The semiannual update which, according to the RTI, should have been applied since October 1, 2019, was deferred pursuant to several regulations. Finally, the tariff increase was suspended for a maximum term of up to 180 days since the entry into force of the Solidarity Law on December 23, 2019. Moreover, this Law contemplates the possibility of performing an RTI review for a term of up to 180 days.

Public Tender for the Litoral Main Gas Pipeline

SGE Res. No. 437/19 issued on July 30, 2019 launched a national and international public tender for the award of a gas transportation license to connect the town of Tratayén, in the Province of Neuquén, with the town of Salliqueló, in the Province of Buenos Aires (phase 1), and Salliqueló with the City of San Nicolás de los Arroyos, in the Province of Buenos Aires (phase 2).

14 For further information, see section 6.1: ‘Natural Gas Price within the PIST’ and section 7.4: ‘Natural Gas for Distribution Companies’ of this Annual Report.

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The new license provides for a RET for the first 17 years of the total 35-year concession term for the repayment of the construction and, for the rest of the concession period, Gas Law No. 24,076 will be in effect. Moreover, the license agreement provides for an irrevocable transportation offer of 10 million m3 per day to CAMMESA for a 15-year period.

The date for the opening of tenders was successively postponed until March 31, 2020. As of the issuance of this Annual Report, although the new Government has not expressed itself on this matter, TGS is analyzing the bid terms and its participation.

Regulations Specifically Applicable to the LPG Business

Household Gas Bottles’ Program and Propane for Grids Agreement

Currently, it is in force the program for the supply of butane for gas bottles at subsidized prices, created by PEN Executive Order No. 470/15 and encompassed under the Household Gas Bottles’ Program (SRH Res. No. 56/17, as amended), providing for the supply of a defined quota of LPG by producers to fractionation companies, under a maximum reference price, to benefit low-income residential users. The sales price for butane and propane traded under the Household Gas Bottles’ Program is determined by the SRH, which set a price of AR$5,416/ton for butane and AR$5,502/ton for propane as from April 2018 (Provision No. 5/18). Later, prices were updated to AR$9,154/ton for butane and AR$9,042/ton for propane effective as from February 1, 2019 (SGE Res. No. 15/19), to AR$9,327/ton of butane and AR$9,213/ton for propane as from May 10, 2019 (SHC Provisions No. 34/19), and to AR$9,895/ton for butane and AR$9,656/ton for propane as from July 1, 2019 (SHC Provisions No. 104/19). Consequently, the participation in this program forces TGS and Refinor to produce and sell LPG at prices ostensibly lower than market prices, which entails adopting the necessary mechanisms to minimize its negative impact.

As regards the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids, a set of resolutions regulating the price of propane. On May 30, 2018, TGS executed the 16th extension to the agreement, which set a new methodology for the determination of the price and volumes to be sold for the April 1, 2018 – December 31, 2019 period under this program. As of the date of release of this Annual Report, this program has not been extended. However, on January 14, 2020, TGS was instructed by the SE to proceed with the propane deliveries pursuant to the conditions of the 16th extension to the Propane for Grids Agreement, indicating that this entity is performing all necessary works to extend the term of the Agreement until at least June 30, 2020.

Both the Household Gas Bottles’ Program and the Propane for Grids Agreement provide for the payment of a compensation to participants, payable by the Federal Government, which is calculated as the difference between the sale price under such agreement and the export parity published by the SRH on a monthly basis, although with significant delays in collection terms.

Natural Gas Import Financing Charges

As regards Res. I-1,982/11 and I-1,991/11 issued by ENARGAS, which at the time provided for an approximate 700% increase in the natural gas import financing charge (created by PEN Executive Order No. 2,067/08), on March 26, 2019, TGS was served notice of the first-instance ruling upholding its claim for unconstitutionality and nullity of the above-mentioned provisions. The Federal Government appealed this ruling on March 29, 2019; the appeal was granted on April 3, 2019 and has not been resolved as of the date hereof.

On October 29, 2019, the judge hearing the case resolved, taking into consideration the ruling and in view of the reasons alleged by TGS, to extend the validity of the granted injunction for a term of six months in such ordinary proceeding and/or until a final and conclusive ruling is issued.

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Export Duty

Pursuant to PEN Executive Orders No. 793 and 865/18 and effective as from September 2018, a duty applies to exports of natural gas, propane, butane and natural gasoline, among other products, equivalent to AR$4 per each exported US$, with a maximum 12% tax rate. However, as from December 23, 2019, with the implementation of the Solidarity Law, the rate may not exceed 8% of the taxable value or the FOB price (pending regulation).

Regulations Specifically Applicable to Crude Oil Transportation

In the month of June 2016, the performance of the RTI was requested to the MEyM as the tariffs were insufficient to develop a maintenance and investment plan that may guarantee the integrity of facilities, minimize wastages, prevent and detect fraud, and improve energy efficiency towards the evolution of the transportation service in terms of reliability and efficiency. Consequently, on March 10, 2017, a new US$-denominated tariff scheme was published providing for an average 34% increase, effective for a term of 5 years as from March 2017 (MEyM Res. No. 49/17).

In November 2018 Pampa closed the sale of 21% of Oldelval’s capital stock to ExxonMobil, keeping a 2.1% equity interest in OldelVal.

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7.   Relevant Events

7.1    Power Generation Segment15

Commercial Commissioning of Two New WFPs

On May 10, 2019, CAMMESA granted the commercial commissioning of PEPEs II and III, which was achieved within the scheduled timeframe. PEPE II and III, each with a 53 MW installed capacity, are located near the City of Bahía Blanca and consist of 14 wind turbines each, by which each turbine is made up of four tower sections, a nacelle and three blades driving the turbine with a total diameter of 136 meters. The wind farms sell their energy in the MAT ER, meeting the demand of the GU segment through PPAs between private parties, and required a final estimated investment of US$130 million.

Progress in the Closing to CC Project at CTGEBA

CAMMESA granted the commercial commissioning to CTGEBA’s GT 04 as from June 12, 2019 for an installed capacity of 188 MW. Moreover, CAMMESA granted the commissioning to the capacity increase of the already existing GT 03, also known as Genelba Plus, for a capacity of 19 MW, as from June 1, 2019.

The units, which contribute an additional 207 MW capacity to the SADI, are part of the Genelba Plus’ closing to CC project, which will include the entry into service of a ST, estimated for the second quarter of 2020. Upon the commissioning of the closing to CC, which will require a total estimated investment of US$350 million, the PPA executed with CAMMESA will come into effect for a 15-year period, and CTGEBA will have two CCs for a total 1.2 GW capacity.

Joint Acquisition of CTEB

On May 29, 2019, Pampa and YPF were jointly awarded the tender for the sale and transfer by IEASA of CTEB’s goodwill. On June 26, 2019, the sale and transfer to CTBSA, a company co-controlled by YPF and Pampa, was completed. CTEB is located in the petrochemical complex of the City of Ensenada, Province of Buenos Aires, and consists of two open-cycle GTs with a total installed capacity of 567 MW. Additionally, it has a closing to CC project in place to be completed within a 30-month period, which will add 280 MW. Both open and closed cycles are under PPAs executed with CAMMESA pursuant to SE Res. No. 220/07, the first one effective as from March 26, 2009 through April 27, 2022, and the second one executed on March 26, 2013 and expiring 10 years as from the commercial commissioning of the CC.

The price of the transaction amounted to a total US$282 million, which included the cash amount tendered and the purchase price of a certain amount of VRDs issued under the CTEB Trust. For the payment of the transaction, CTBSA received a total US$200 million contribution from its co-controlling companies and executed a loan for the amount of US$170 million with a syndicate of banks, non-recourse to Pampa and YPF, provided the closing to CC project is executed within the stipulated term.

Moreover, CTEB’s acquisition involves the assignment to CTBSA of the trustee’s contractual status under the CTEB Trust, which VRDs debt (excluding the VRDs repurchased by CTBSA) amounted to approximately US$229 million as of the transaction date and is estimated to be repaid with CTEB’s cash flow proceeds. On August 22, 2019, an amendment to the CTEB Trust was executed, which included, among others, the following:

i.	Regarding the VRDs, the granting of a 24-month grace period, the modification of the interest rate to Libor plus 6.5%, and the setting of principal amortization installments over a 60-month period;

15 For further information, see sections 5.1 and 8.1 of this Annual Report.

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ii.	The obligation to complete the CC within a term of 30 months, the breach of this obligation resulting in the acceleration of the VRDs;
iii.	The incorporation of additional collection rights regarding both for open and closed cycle’s PPAs;
iv.	Payments to the CTEB Trust transferable simultaneously, with the same payment priority and in the same kind as the amounts owed by CAMMESA to CTBSA; and
v.

Upon the occurrence of a CAMMESA Event (pursuant to the definition of this term in the CTEB Trust): (a) CTBSA may request funds to meet the power plant’s operating expenses, and (b) VRDs payments will be rescheduled in case funds received as collection rights are insufficient.

YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under the Financial Trust Agreement and the Syndicated Loan Agreement in case the closing to CC’s commissioning is not achieved within 30 months as from the effective date of the seventh amendment to the agreement, and by December 26, 2021, respectively.

On the other hand, regarding progresses on the expansion project, on September 27, 2019, CTBSA and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E.I. executed an engineering, procurement, construction, commissioning and turnkey agreement.

It is estimated that the investment for the closing to CC will reach approximately US$200 million. Pampa will operate CTEB until 2023 and YPF will supervise the CC expansion works. Services will be provided by YPF and Pampa, taking turns every 4-year period.

Updates to the Remuneration Scheme for Legacy Capacity

On March 1, 2019, SRRYME Res. No. 1/19 entered effect, which abrogated the remuneration scheme established by SEE Res. No. 19/17. The regime, which maintains the US$-denominated price scheme, mainly affects CTs by reducing the power capacity remuneration, and applies an average utilization factor over the last twelve months which may reduce such remuneration by up to 30%. Moreover, the operation and maintenance remuneration is reduced by US$1.4/MWh.

Furthermore, on February 27, 2020, SE Res. No. 31/20 was published in the BO, which modified certain aspects of the remuneration scheme set forth by SRRYME Res. No. 1/19, effective as from February 1, 2020. The new Res. converts the whole remuneration scheme to the local currency at an FX of AR$60/US$ and establishes an update factor as from the second month of its application, which follows a formula consisting of 60% CPI and 40% IPIM. Moreover, this Res. modifies power capacity payments and incorporates an additional monthly remuneration in the hours of high thermal dispatch (HMRT).

Fuel Self-Procurement by Thermal Power Plants

SGE Res. No. 70 of November 2018 authorized thermal power plants to acquire their own fuel for power generation. However, MDP Res. No. 12/19 effective as from December 30, 2019, abrogated SGE Res. No. 70/18 and restored the validity of Section 8 of SE Res. No. 95/13 and Section 4 of SE Res. No. 529/14, being the commercial management and fuel supply centralized again in CAMMESA (except for generators with Energía Plus contracts).

Agreement for the Regularization and Settlement of Receivables with the WEM

On August 5, 2019, Pampa and certain subsidiaries executed an agreement with CAMMESA whereby CAMMESA committed to disburse the LVFVD in arrears, after offsetting debts undertaken with the WEM under the financing agreements, loan agreements and receivables assignment agreements executed by generators, and applying a 18% reduction on the balance. Pampa and certain subsidiaries agreed on a net amount for all items associated with the outstanding LVFVD, including interest as of July 31, 2019, as well as the above-mentioned debt reduction, which amounted to AR$2,123 million, before tax withholdings for AR$393 million.

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On August 7, 2019, the balance of AR$1,730 million was collected and, in furtherance of the undertaken commitments, Pampa and certain subsidiaries waived all submitted claims and irrevocably dismissed their rights to file any claim against the Federal Government, the SGE and/or CAMMESA regarding the outstanding LVFVDs. As a result of this agreement, the Company recognized revenues from sales of AR$260 million and net financial gains for AR$3,119 million.

Situation at TMB and TJSM

On January 6 and February 2, 2020 matured the PPAs between CAMMESA and the BICE, in its capacity as trustee and acting on behalf of the Trusts16, for the trade of energy produced by TMB and TJSM, respectively. Consequently, as from these dates, the remunerations collectable by such power plants are those stipulated for capacity without PPAs.

In parallel, the respective Trust agreements terminated, a milestone that triggered the process for the incorporation of the Government as a shareholder of TMB and TJSM. Once completed, the Trustee will transfer the trust assets —including such power plants— to the beneficiary of the Trust, which are the managing companies, including Pampa.

As TMB and TJSM’s operating and maintenance contracts also terminated on the above-mentioned dates, on January 3, 2020, the applicable addenda to the management contracts were executed extending their validity until the actual transfer of each Trust’s liquidation assets, setting a new remuneration for such management.

7.2    Transener17

Semiannual Remuneration Update

On March 22, 2019, the ENRE issued Res. No. 67/19 and No. 68/19 updating Transener and Transba’s remunerations by 25.15% and 26.53%, respectively, effective as from February 1, 2019, corresponding to the recognition of higher costs for the June – December 2018 period. Moreover, on September 25, 2019, the ENRE issued Res. No. 269/19 and 267/19 adjusting Transener and Transba’s remunerations by 18.83% and 18.81%, respectively, for the December 2018 – June 2019 period, with retroactive effects as of August 1, 2019.

The Solidarity Law, which entered effect on December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged and contemplates the possibility to perform an extraordinary RTI review for a term of up to 180 days. As of this date, Transener has not received any instructions by the ENRE.

Power Service Outage

On June 16, 2019 at 7:07 a.m., the SADI experienced a total outage as a result of the concurrence of multiple shortcomings, including a specific technical problem in the transmission system under the responsibility of Transener but unrelated to the lack of investment and maintenance, as well as other faults external to Transener.

16 The ‘Timbúes Thermal Power Plant’ and ‘Manuel Belgrano Thermal Power Plant’ Trust agreements executed on June 4, 2006 among CAMMESA, in its capacity as the WEM’s Funds and Accounts Administrator, acting as Trustor; the BICE, acting as Trustee, and the SE, as the WEM’s funds regulatory authority.

17 For further information, see sections 5.2 and 8.5 of this Annual Report.

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As regards the transmission system under the responsibility of Transener, the fault was due to an improper adjustment of the DAG mechanism following the change in the Littoral Corridor configuration due to the bypass between the 500 kV Colonia Elía – Campana and Colonia Elía –Manuel Belgrano lines, made on account of the relocation of Tower 412 to support the highest possible power transmission capacity in this corridor, consequently, the DAG did not recognize signals sent out by the protection system.

Due to the large volume of electricity dispatched through this corridor and the DAG’s fault, there was an imbalance between supply and demand, which could not be redressed by the system’s other restraint barriers unrelated to the electric power transmission service, resulting in a total outage. However, the 500 kV transmission system was available immediately after the collapse, being 100% of the transmission lines available to come into operation and allow for the system restore. Within just 8.5 hours, 75% of the country’s demand had been restored.

On November 6, 2019, the ENRE filed charges against Transener on account of the unavailability recorded in June 2019, including the previously described event, for a total AR$92 million, and Transener submitted its discharge on December 9, 2019. As of the date hereof, Transener has not been notified by the ENRE of the applicable penalty.

Distribution of Cash Dividends

On April 25, 2019, Transener held a Shareholders’ Meeting, which approved, among other measures, the payment of cash dividends for AR$3,300 million, which payment was made on May 16, 2019.

Equity Interest Increase in Transba

On June 28, 2019, Transener acquired all Series C shares under the Employee Stock Program benefiting certain Transba employees. The price of the transaction amounted to AR$238 million, and Transener became the holder of 99.99% of Transba’s capital stock, the balance still being held by Citelec.

7.3    Edenor18

WEM Seasonal Programming

On December 27, 2018, SGE Res. No. 366/18 was issued, which abrogated SEE Res. No. 1091/17 and, consequently, the Federal Government’s social tariff and the discount scheme based on savings. The power capacity reference price was fixed at AR$80,000/MW-month as from February 2019, with 25% and 20% increases in May and August 2019, respectively, effective until October 2019. The transportation stabilized price for extra high voltage system and the price for regional distribution based on the distribution company established by SEE Provision No. 75/18 remained unchanged. Energy reference prices were set at AR$2,762/MWh for GUDI for the February – October 2019 period, and at AR$1,852/MWh for other users as from February 2019, with 5% increases in May and August 2019, effective until October 2019.

However, on April 29, 2019, SRRYME Res. No. 14/19 was issued, which suspended the increases scheduled for May and August 2019 in the power capacity price and, as regards energy reference prices, provided for a 5% increase in May and August 2019 for GUDI and a 7% increase in May and August 2019 for the rest of non-residential users, and suspended increases scheduled for residential users.

18 For further information, see sections 5.3 and 8.2 of this Annual Report.

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Moreover, SRRYME Res. No. 26/19 and No. 38/19 issued on September 3 and October 22, 2019 approved the seasonal programming for the August – October 2019 and November 2019 – April 2020 periods, respectively, keeping prices effective as of August 2019 unchanged until April 2020.

With the entry into effect of the Solidarity Law, increases were suspended pursuant to the instruction issued by the ENRE at the end of 2019.

Semiannual Remuneration Update

On February 1, 2019, ENRE Res. No. 27/19 was published, which approved the 25% CPD update corresponding to the August 2018 – January 2019 semester (including a -1.59% efficiency stimulus E factor) effective as from February 1, 2019 but with retroactive effects as of February 1, 2019, added to the 6% CPD update, timely deferred in August 2018, with retroactive effects as of that date. Compensatory amounts resulting from the deferral were collected in five installments.

On September 19, 2019, Edenor executed with the Federal Government an agreement to maintain the tariff schemes in force as of August 1, 2019, thus, deferring the CPD update for the January – June 2019 period, equivalent to 19.05% that should have been applied to tariff schemes as from August 2019.

However, the maintenance of tariff schemes allowed for the continuity of the amounts applied during the March – July 2019 period as the recovery of CPD deferral under ENRE Res. No. 27/19. Therefore, the CPD deferred amounts, excluding collections from the deferral, would be recoverable in 7 monthly and consecutive installments as from January 1, 2020, and would be adjusted based on the procedures standardized by CAMMESA. Moreover, Edenor undertook to meet the service quality parameters stipulated in the Concession Agreement, and any penalty payable by Edenor was postponed until March 1, 2020 at the original value plus the applicable updates, in 6 monthly installments. In turn, Edenor waived all administrative, judicial, extrajudicial and/or arbitration claims resulting from this agreement.

The Solidarity Law, effective as from December 23, 2019, provided that electricity tariffs under federal jurisdiction would remain unchanged, and that an extraordinary RTI review process would be launched for up to 180 days. On December 27, 2019, the ENRE instructed Edenor to maintain the tariff schemes effective as of May 1, 2019.

Agreement for the Transfer of Concession Jurisdiction

On February 28, 2019 the Federal Government, the Province of Buenos Aires and the City of Buenos Aires executed an agreement to transfer the electricity distribution utility service ―timely granted by the Federal Government to our subsidiary Edenor― to the jurisdictions of the Province of Buenos Aires and the City of Buenos Aires.

Mainly, this agreement provides for the creation of a bipartite regulatory body, the expenses related to Social Tariff under the responsibility of the Province of Buenos Aires and the City of Buenos Aires as from 2019, and the commitment by the Federal Government to terminate pending issues, such as the claims related with the compliance of 2006 Memorandum of Understanding, as well as receivables from Social Tariff bills’ caps prior to 2019 and consumptions by shantytowns with community meters.

On May 9, 2019 the Federal Government, the Province of Buenos Aires and the City of Buenos Aires executed the Agreement for the Transfer of Jurisdiction, which provided that the applicable framework should be the federal regulation until the effective transfer date. This agreement was ratified in July 2019 pursuant to Provincial Executive Order No. 992/19 and Law No. 6,180 of the City of Buenos Aires. However, with the entry into effect of the Solidarity Law, as from December 23, 2019 the ENRE was appointed as Edenor’s regulatory body until December 31, 2020.

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Regularization of Liabilities

On May 10, 2019, Edenor entered into a Liabilities Regularization Agreement with the Federal Government, ending the reciprocal claims regarding the 2006-2016 Tariff Transition Period. Edenor waived all rights and proceedings against the Federal Government, including the lawsuit brought by Edenor in 2013 on account of the breach of the 2006 Memorandum of Understanding. Additionally, it undertook to settle debts for the works and loans of such period and committed to pay users certain penalties corresponding to such period and execute investments additional to those committed under the RTI. On the other hand, the Federal Government partially recognized Edenor’s court claim by offsetting outstanding liabilities with the WEM for electricity purchases made during such period, partial settlement of investment loans granted by CAMMESA during such period, and the cancellation of penalties collectable by the National Treasury.

Additionally, the parties agreed that Edenor’s receivable from consumptions by shantytowns with community meters generated from July 2017 to December 31, 2018 in the amount of AR$471 million, corresponding to the percentage committed by the Federal Government under the Framework Agreement, and the receivable resulting from the application of caps in the bills for users benefiting from the Social Tariff for AR$923 million, to be offset with Edenor’s debts under the loans granted by CAMMESA and funded by the Federal Government, and the investments made under the FOTAE for the Interconnection works of Costanera – Puerto Nuevo – Malaver at 220 kV, and the execution of Tecnópolis Substation works.

Edenor’s Shareholders’ Meeting held on June 10, 2019 ratified Edenor’s Board of Directors’ acts associated with the negotiations of the Agreement for the Implementation of the Transfer of Jurisdiction and the Liabilities Regularization Agreement. The implementation of this agreement generated a one-time profit of US$308 million before income tax, which is disclosed in the line of ‘Agreement on the regularization of obligations’ of the FS as of June 30, 2019, and does not imply any fund inflow; quite on the contrary, within the next 5 years Edenor shall meet the investment plan additional to the RTI, pay penalties to users, settle liabilities on account of loans and works, and pay the generated income tax, which involves a fund disbursement for an approximate total of AR$7,600 million, at June 2019 values, over a term of 5 years.

Extension of the New Framework Agreement

On September 20, 2019, Edenor executed with the Federal Government an Agreement for the Extension of the New Framework Agreement, effective from January 1, 2019 to May 31, 2019, ratifying the commitment by the Federal Government to settle the amounts corresponding to the supply of electricity to shantytowns, after discounting the electricity associated with the Social Tariff. Pursuant to the Liabilities Regularization Agreement and the Agreement for the Extension of the New Framework Agreement, as of December 31, 2019 Edenor recognized revenues from the sale of energy under the Framework Agreement, expressed at constant currency, for AR$591 million and AR$220 million, corresponding to the Federal Government’s stake, until May 31, 2019.

Additionally, the Extension Agreement stipulated that Edenor should assign the recognized receivables to Edesur, the Federal Government undertaking to instruct CAMMESA to offset such receivables with loans payables Edesur holds with the Federal Government. In this context, Edenor and Edesur entered into the applicable receivables’ assignment agreement, which stipulated that Edesur will pay to Edenor, in consideration of the assigned receivables, a total, single and final amount of AR$168 million.

Following the entry into effect of the Solidarity Law, Edenor is currently unaware of the guidelines to follow regarding consumptions by shantytowns with community meters for non-recognized and future periods stipulated in the Framework Agreement.

Claim Against RDSA

In November 2015, Edenor acquired from RDSA a real estate asset to be built, but the agreement was breached by RDSA in August 2018. Furthermore, in February 2019 RDSA filed a bankruptcy petition simultaneously with the bringing of legal actions by Edenor against RDSA and the insurance claim. On September 30, 2019, Edenor agreed with Aseguradores de Cauciones S.A., the insurance company of RDSA, that it will receive as single, total and final compensation the amount of US$15 million and the assignment in its favor of the insurance company’s right to subrogate to the right to subrogate to the rights of the insured party for the amount paid against the insurance holder, RDSA. As of the date hereof, Edenor has received the amount of US$13.5 million, an additional US$0.5 million to be collected pending approval by the National Superintendence of Insurance, and the balance of US$1 million to be paid in 6 monthly consecutive installments, the first one being payable on April 1, 2020.

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On the other hand, the arbitration complaint timely brought by Edenor against RDSA before the BCBA’s Arbitration Court seeking the refund of the price paid for the undelivered real estate was suspended, in order to verify RDSA’s credit status throughout the bankruptcy process, which was verified in the amount of AR$2,126 million by the court hearing the case.

7.4    Oil and Gas19

Natural Gas for Electric Power Generation20

On December 27, 2018, through the MEGSA platform, CAMMESA tendered natural gas to be supplied to thermal power plants for the year 2019, and offers for a total gas volume of 222 million m3 per day on an interruptible basis were received, at seasonal PIST prices consistent with the reference prices set out in the auction.

Furthermore, in November 2018, thermal power plants were authorized to procure their own fuel for power generation. Reference prices were observed as from January 2019, being for the Neuquina Basin US$3.70/MBTU until May 31, 2019. However, the SGE later instructed CAMMESA to recognize in the CVPs declared as from February 18, 2019 the gas prices which would have resulted if CAMMESA had acquired them, thus reducing reference PIST prices in the Neuquina Basin in ranges of approximately US$3.70/MBTU during the months of June through August 2019, and US$2.70/MBTU for the rest of the year.

However, the Company opted to exercise such option, allocating a significant part of its gas production to the dispatch of its thermal units since November 2018 to December 30, 2019, when the supply of gas to thermal generators was again centralized in CAMMESA.

For 2020 consumptions, as of this date CAMMESA has launched successive monthly tenders. On December 27, 2019, CAMMESA tendered gas for January 2020 at an average PIST price of US$1.73/MBTU in the Neuquina Basin. However, on January 29, 2020, a tender for gas was launched for the month of February 2020, but on a partially biding basis, with a 30% DoP, the resulting average PIST price for the Neuquina Basin reaching US$2.59/MBTU. CAMMESA replicated this methodology for the March 2020 tender, obtaining an average PIST price of US$2.42/MBTU for the Neuquina Basin. Pampa took part in said tenders.

Gas Export

SGE Res. No. 252/18 passed on December 12, 2018 authorized Pampa to export gas to Chile, on an interruptible basis, to Colbún S.A. at a PIST price of US$4.2/MBTU, for a maximum volume of 2 million m3/day until November 15, 2019, or until meeting the equivalent total maximum quantity21, whichever occurs first. SGE Res. No. 12/19 of January 22, 2019 authorized Pampa to export gas to Uruguay, on an interruptible basis, to Uruguay’s Power Plants and Transmissions state-owned company, at a PIST price of US$4/MBTU, for a maximum volume of 600 dam3/day until May 1, 2019 or for the equivalent total maximum quantity.

19 For further information, see sections 6.1 and 8.3 of this Annual Report.

20 For further information, see section 5.1: ‘Fuel Supply and Consumption’ of this Annual Report.

21 Authorized daily export volume by the number of days the authorization is valid as from its granting.

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Moreover, on July 26, 2019, SGE Res. No. 417/19 was published, which provided that exports may be agreed under firm, interruptible, operational exchanges or support agreements, being the supply to the Argentine domestic market secured in all cases. In the case of projects covered by the Unconventional Plan Gas, the exported gas may not be computed under such program. Later, in October 2019, this Res. was supplemented by SHC Provision No. 284/19.

On August 21, 2019, SHC Provision No. 168/19 was published, which approved the terms and conditions for the export of gas to Chile on a firm basis, for the September 15, 2019 – May 15, 2020 period, for a maximum aggregate volume of 10 million m3/day, being 65% from the Argentine Central-Western area, 25% from the South, and 10% from the Northwest area, as long as the Argentine domestic market is fully supplied.

In this sense, in September 2019 Pampa obtained a permit to export gas on a firm basis to Refinerías ENAP in Chile for a maximum volume of 0.6 million m3/day or a total 137 million m3 at a price of US$3.1/MBTU, net of export duties and transportation costs, effective until May 15, 2020. In December 2019, the maximum volume was increased to 0.9 million m3/day or a total 189 million m3.

If higher costs are incurred by the WEM as a result of the use of alternative fuels for electric power generation (imported LNG, coal, FO or GO), which costs would be borne by the Federal Government, exporting companies may pay a compensation to CAMMESA (SGE Res. No. 506/19). Furthermore, as from September 2018 a duty on gas export was established, with a maximum 12% tax rate, which was modified as from December 2019 with the entry into effect of the Solidarity Law, setting a rate lower than or equal to 8% of the taxable value or the FOB price.

Natural Gas for Distribution Companies

Public Tender for Gas Supply on a Firm Basis for Distribution Companies

On February 14, 2019, gas distribution companies tendered through the MEGSA for the supply of gas on a firm basis with a ToP and DoP 70% commitment of the volume, for all the basins except for the Noroeste Basin, for the winter (April – September 2019) and summer (October 2019 – April 2020) periods. The amounts of 36.1 and 14.4 million m3/day were assigned for the winter and the summer, respectively, at an average price of US$4.62/MBTU. Pampa tendered and was awarded. On February 15, 2019, the auction for the Noroeste Basin was held, and 9.4 and 3.8 million m3/day were assigned for the winter and the summer, respectively, at an average price of US$4.35/MBTU.

Invoices from producers to distribution companies would be in AR$ pursuant to ENARGAS Res. No. 72/19, considering BNA’s average currency FX for the first 15 days of the month immediately preceding the beginning of each seasonal period or, if lower, the FX stipulated in the agreements. The seller may request the purchaser to constitute a surety bond and, in case ENARGAS does not guarantee the pass-through of the agreed sales price to the tariff, either party may terminate the rights and obligations under the agreement.

The FX update which should have been applied since October 1, 2019 was deferred pursuant to several regulations and was finally subject to a maximum term of up to 180 days as from the entry into force of the Solidarity Law.

FX Difference between Gas Producers and Distribution Companies

As regards receivables accrued on account of FX differences between the price of the gas purchased by gas distributors and that recognized in their final tariffs between April and October 2018, on November 15, 2018 PEN Executive Order No. 1053/18 was issued, which established, on an exceptional basis, that the Federal Government would bear such difference for the April 2018 – March 2019 period. The amount resulting from the updates would be transferred to gas distribution companies, which would immediately transfer it to the involved gas suppliers in 30 monthly and consecutive installments as from October 1, 2019. On August 20, 2019, ENARGAS Res. No. 466/19 was published, which approved the methodology for its calculation.

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ENARGAS Res. No. 735/19 issued on November 12, 2019 approved the payment to producers and IEASA through gas distribution companies for a total AR$24,525 million22, of which AR$1,219 million correspond to Pampa. As of December 31, 2019, the first installment of AR$41 million has been collected, whereas 29 installments and the applicable updates are still pending of collection.

Tariff Scheme for Natural Gas Users in Distribution

ENARGAS Res. No. 193-199, 201-202 and 205-207 /19 established gas tariff schemes effective as from April 1, 2019, considering a PIST price of gas as a raw material for the following 6 months ranging between US$2.14/MBTU and US$4.69/MBTU, including the differential tariff23. These gas prices differ based on the distribution company and the geographical location. Furthermore, pursuant to SGE Res. No. 148/19 issued on March 29, 2019, 27% and 12% discounts in the price of natural gas within the PIST were set for the months of April and May 2019, respectively, which would be borne by the Federal Government in the form of a subsidy.

Aiming to provide smoothening in residential users’ seasonal expenses due to higher winter consumptions, on June 21, 2019, SGE Res. No. 336/19 was issued, which established, on an exceptional basis, a 22% payment deferral on bills issued during the July – October 2019 period, to be recovered in five monthly, equal and consecutive installments payable as from the bills issued in December 2019. The financing cost of such deferral would be borne by the Federal Government, and residential users may opt out of this benefit.

On August 22, 2019, SGE Res. No. 488/19 was issued, which established the methodology applicable to the deferral, the calculation of interest and the compensation procedure. As of December 31, 2019, the receivables, collectable mainly by TGS (for the gas transportation regulated utility) amounted to approximately AR$1,206 million. However, as of this date, no regulations have been passed in this respect.

SGE Res. No. 521/19, 751/19 and 791/19 deferred until February 1, 2020 the semiannual update which should have been applied since October 1, 2019 on account of both costs variations in TGS’s regulated business and the price variation of natural gas as a raw material in AR$. However, the Solidarity Law, which entered effect on December 23, 2019, provided that gas tariffs under federal jurisdiction would remain unchanged for a term of up to 180 days.

Plan Gas

As regards the Unconventional Plan Gas, on January 30, 2019, the SGE communicated the affected companies that no new projects would be approved. As of the date hereof, no regulations have been issued in this respect, and Pampa has not been formally notified of the rejection to the inclusion of the Río Neuquén, El Mangrullo and Sierra Chata blocks under this program.

In January 2019, Pampa collected AR$649 million in cash on account of the Plan Gas accrued in 2018. As regards the Plan Gas accrued in 2017, in February 2019 SGE Res. No. 54/19 was published, which provided that obligations arising under MEyM Res. No. 97/18 should be settled with national debt securities, as well as Joint Res. No. 21/19 of the Secretariat of Finance and the Secretariat of Treasury, which provided for the issuance, on February 27, 2019, of US$-denominated Natural Gas Program Bonds for a term of 2 years and 4 months, without interest, and consisting of 29 monthly and consecutive installments, the first one for a FV of 6.66%, the following 18 installments for 3.33%, and the remaining 10 installments for 3.34%. On April 17, 2019 Pampa received US$89 million FV for PEPASA (a company absorbed by Pampa), and on July 17, 2019 it collected the outstanding receivables of US$54 million FV, both maturing on June 28, 2021. In 2019, 11 installments for a total amount of US$57 million were collected, and, as of the date hereof, two additional installments have been collected for a total amount of US$9.5 million.

22 Original value of AR$19,531.6 million updated as of September 30, 2019 pursuant to ENARGAS Res. No. 735/19.

23 It contemplates a FX of AR$41.003/US$, corresponding to the average quote price between March 1 and 15, 2019.

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Measures for Crude Oil and Fuel Commercialization in the Domestic Market

On August 16, 2019, DNU No. 566/19 was published, which provided that crude oil deliveries made in the domestic market in the following 90 calendar days might be invoiced and paid at the price agreed between oil producers and refiners as of August 9, 2019, applying a FX of AR$45.19/US$ and a reference Brent price of US$59/bbl. The prices of gasoline and diesel oil sold in the domestic market might not exceed the price effective on August 9, 2019. Both oil producers and refiners should meet the domestic demand during this period, effective until November 13, 2019.

The reference FX were successively updated to AR$46.69/US$ (DNU No. 601/19), AR$49.30/US$ (SGE Res. No. 557/19) and AR$51.77/US$ (SGE Res. No. 688/19). These resolutions also allowed for a gradual increase in pesos of refined products’ prices.

SGE Res. No. 552/19 of September 13, 2019 provided for a compensation of AR$116/bbl of oil supplied to the domestic market during September 2019, of which 88% would be payable to oil producers and 12% to the granting provinces, in exchange of granting the Federal Government indemnity from any kind of claim associated with such measure. Pampa did not adhere and is evaluating the courses of action to take.

Increase of Equity Interest in OCP

On December 5, 2018 Pampa, through its subsidiary PEB, entered into an agreement with AGIP for the acquisition of 4.49% of OCP’s capital stock and the receivable AGIP held regarding the subordinated debt issued by OCP, which was approved by the Ecuadorian Government on March 8, 2019 and executed on June 20, 2019, thus increasing our equity interest in OCP to 15.91%. In case the above-mentioned receivable is collected by PEB before its maturity in 2021, PEB should reimburse AGIP 50% or 25% of the amount collected in 2019 or 2020, respectively.

The closing of the transaction involved the recognition of profit for US$25 million in Pampa’s FS. Besides, as of December 31, 2019, PEB reported losses for the impairment of its prior interest in OCP (11.42%) for an amount of US$6.7 million.

Exploration Licenses

The extension of the exploration license for Parva Negra Este, a block located in the Province of Neuquén granted under concession to GyP and operated by Pampa since April 2014 in which the Company has a 42.5% stake, expired in April 2019. On March 29, 2019, GyP requested that the whole Parva Negra Este block should be classified as an evaluation lot for a 3-year period.

On February 22, 2019, Salta’s Provincial Executive Order No. 249/19 was issued, which granted a 12-month term extension for the third exploratory period of Chirete, a block located in the Province of Salta and operated by High Luck Group Limited, effective as from November 18, 2018. Since the discovered field turned out to be commercially exploitable, on April 26, 2019 an application was filed for the granting of an exploitation concession for the 95-km2 lot known as ‘Los Blancos’. Additionally, on April 30, 2019 a three-year extension of the third exploratory period for the remaining area was requested considering that the exploratory potential will require additional surveys after the discovery of oil in late 2018. Pampa has a 50% interest.

In the case of Río Atuel, a block located in the Province of Mendoza and operated by Petrolera el Trébol, the new expiration date for the second exploratory period was established at December 7, 2019, and as from December 18, 2019 the third exploratory period, for a term of one year, started, with the relinquishment of 50% of the total surface of 998 km2. Pampa holds a 33.33% interest.

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Moreover, the Company had timely informed to the partners of the Enarsa 1 and Enarsa 3 blocks of its decision not to take part in their reconversion into exploration permits pursuant to Law No. 27,007. On April 15, 2019, SGE Res. No. 195/19 and 196/19 were published informing of the relinquishment and transfer back to the Federal Government of the Enarsa 3 block, as well as the partial reconversion of the Enarsa 1 block into an exploration permit granted to YPF and the relinquishment and transfer back to the Federal Government of Enarsa 1 block’s remaining surface. Therefore, Pampa no longer holds any interests in these areas.

7.5    TGS24

Semiannual Remuneration Update

On March 29, 2019 ENARGAS issued Res. No. 192/19, which established a 26.0% increase in tariff schemes applicable to the natural gas transportation utility service by TGS, effective as from April 1, 2019, which represents an approximate 3% increase for end-users. This increase was determined by ENARGAS using the non-automatic adjustment mechanism based on the PPI’s semiannual variation between August 2018 and February 2019.

SGE Res. No. 521/19, 751/19 and 791/19 deferred until February 1, 2020 the semiannual update which should have been applied since October 1, 2019 on account of costs variations in TGS’s regulated business, as well as the price variation of natural gas as a raw material in AR$. Pursuant to these Res., TGS submitted its proposal for the readjustment of committed mandatory investments before the ENARGAS so that the applicable adjustments should be implemented, observing the exact impact of the amounts not collectable in the tariff and the committed investment amounts, without this affecting the continuity of the utility service. As of the date hereof, ENARGAS has not issued any regulation in this respect.

However, the Solidarity Law, which entered effect on December 23, 2019, provided that natural gas tariffs under federal jurisdiction would remain unchanged, and that an extraordinary RTI review would be initiated for a maximum term of up to 180 days. As of this date, TGS has not received any instructions by ENARGAS.

New Vaca Muerta – Province of Buenos Aires Main Gas Pipeline

In order to replace imported NGL and the use of liquid fuels, pursuant to SGE Res. No. 82/19 published on March 8, 2019, the private sector was called upon to submit bids for the construction and/or expansion of a gas pipeline connecting the Neuquina Basin with the Province of Buenos Aires. On April 8, 2019 TGS submitted its project for the construction of a gas pipeline with a length of more than 1,000 km.

On July 30, 2019, SGE Res. No. 437/19 —issued in furtherance of DNU No. 465/19 of July 5, 2019— launched a national and international public tender for the award of a license for the rendering of the natural gas transportation service connecting the town of Tratayén, Province of Neuquén, with the town of Salliqueló, Province of Buenos Aires (Phase 1), and Salliqueló with the City of San Nicolás de los Arroyos, Province of Buenos Aires (Phase 2). The new license introduced as a requirement to build a gas pipeline and associated facilities for the subsequent provision of the transportation service, to which effect a RET is established for the first 17 years as from the execution of the license in order to allow for the repayment of incurred investments, which would be governed by the following guidelines:

i.

The bid terms will provide for the partial assignment of the initial transportation capacity on a direct basis, and the remaining capacity will be assigned under open proceedings; furthermore, the remuneration to the transportation company and the applicable adjustments will be freely negotiated with carriers and shall not incur any discriminatory conduct in the access;

24 For further information, see sections 6.2 and 8.5 of this Annual Report.

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ii.	Values resulting from the negotiation may not be passed through to the Priority Demand;
iii.	The license agreement provides for an irrevocable transportation offer of 10 million m3/day to CAMMESA for a 15-year period.

The license will be granted for a term of 35 years, with the possibility to extend for an additional 10-year period; therefore, once the RET term has expired, the regime set forth by Gas Law No. 24,076 will govern during the remaining term of the license. Moreover, Phase 1, with an approximate length of 570 km and a minimum initial transportation capacity of 15 million m3/day (expandable to 40 million m3/day), should be ready for service within a term of 18 months as from the granting of the license, whereas Phase 2, with an approximate length of 470 km and a transportation capacity of 20 million m3/day, within a term of 60 months.

The opening of the proposals had been set at September 12, 2019, and the final award at October 12, 2019, whereas the deadline for the granting of the new license was scheduled for 60 days after the opening of the proposals. However, the SGE provided for a term extension until March 31, 2020 for the opening of tenders. Currently, although the new Government has not expressed itself on this matter, TGS is analyzing the bid terms and its participation in the bidding process.

Vaca Muerta Midstream Project

The project for the construction and operation of a 147-km gathering gas pipeline in Vaca Muerta formation, with a total transportation capacity of 60 million m3/day, and a conditioning plant in the town of Tratayén, with an initial capacity of 5 million m3/day and modularly expandable to 56 million m3/day, was started in April 2018, and during 2019 the facilities’ assembly and pressurization works were successfully completed, involving a total approximate investment of US$260 million.

On April 30, 2019 the Southern tranche and part of the Northern tranche of the gas pipeline for a total 66 km were commissioned, and a partial commissioning of the conditioning plant was granted. On November 3, 2019, 56 km of the Northern tranche was commissioned, connecting Rincón la Ceniza field with the Southern tranche of this gas pipeline. Finally, on December 12, 2019 the remaining section of the Northern tranche was commissioned, which connects Los Toldos I Sur field to Rincón la Ceniza and the conditioning plant.

Moreover, in February 2020 TGS approved the expansion of the conditioning plant, with a term of execution of one year, which works are expected to start between April and May 2020 and will require a US$15 million investment. The project, which will consist of a 2.6 million m3/day increase in the treatment capacity, the installation of a butane extraction unit and the construction of facilities for the storage and dispatch of liquids, will allow to continue improving the return on the investment made by TGS.

General Shareholders’ Meeting and Distribution of Dividends

On April 11, 2019 TGS held General Ordinary Shareholders' Meeting, which approved, among other measures, the payment of cash dividends in the amount of AR$6,942 million. Furthermore, TGS’s Board of Directors resolved to pay an additional cash dividend in the amount of AR$240.5 million from the partial release of the Reserve for Future Investments and Other Specific Purposes, totalizing AR$7,182.5 million, which were placed at the shareholders’ disposal as from April 23, 2019.

On October 17, 2019, TGS’s General Shareholders’ Meeting was held, which approved the distribution of a dividend consisting of 29.4 million common shares (equivalent to 0.03849 common shares per outstanding share), which is the repurchased amount held in treasury as of the date of such meeting. On October 31, 2019 TGS’s Board of Directors resolved to place such treasury shares at the disposal of shareholders as from November 13, 2019, and to provide for the payment of a cash dividend to the sole effect of withholding the income tax, if applicable, for AR$238 million, equivalent to 7.5269% of the market value of the 29.4 million common shares to be distributed, according to TGS’s closing stock price on November 8, 2019 at ByMA. Therefore, as of the date hereof Pampa’s stake in TGS amounts to 27.2% of its issued capital stock25.

25 It includes TGS shares acquired by Pampa in the market.

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In addition, this meeting approved certain amendments to the Technical, Financial and Operational Service Agreement, including a term extension and a gradual reduction in the amount of payable compensation over the next years, effective as from December 28, 2019. These modifications would entail a progressive reduction in the remuneration collectable by Pampa over the years in its capacity as technical operator, but would not entail a modification in the scope of the tasks performed.

Legal Proceeding Challenging the Charge on Natural Gas Processing Companies

On March 26, 2019, TGS was served notice of the first-instance ruling rendered by the National First-Instance Administrative Litigation Court No. 1 upholding the claim for unconstitutionality and nullity of PEN Executive Order No. 2,067/08, Res. No. 1451/08 of the former Ministry of Federal Planning, Public Investment and Services, and ENARGAS Res. No. I-1,982/11 and I-1,991/11, as well as of any other act or provision issued or to be issued based on the above-mentioned provisions. The Federal Government appealed this ruling on March 29, 2019; the appeal was granted on April 3, 2019 and has not been resolved as of the date hereof. On October 29, 2019, the judge hearing the case resolved, taking into consideration the ruling and in view of the reasons alleged by TGS, to extend the validity of the granted injunction for a term of six months in such ordinary proceeding and/or until a final and conclusive ruling is issued.

It is important to remember that the charge from PEN Executive Order No. 2,067/08 was created to finance natural gas imports carried out by the Federal Government, and it made up the variable costs for the processing of natural gas by TGS at its own expense.

7.6    Solidarity Law

On December 23, 2019 the Solidarity Law entered effect, which declares a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, vesting in the PEN the powers conferred by such Law until December 31, 2020. The main measures affecting the Company are described below:

•	The maintenance of tariff schemes for electricity and natural gas under federal jurisdiction and the consideration of an extraordinary RTI review for a maximum term of up to 180 days;
•	The maintenance of the ENRE’s competency over Edenor’s electricity distribution utility service until December 31, 2020[26];
•	The suspension of the income tax rate decrease to 25%, setting it at 30%; an increase in the tax on dividends rate to 13%, setting it at 7% for fiscal years starting on or after 2021;
•

The inflation adjustment resulting from the application of the comprehensive adjustment provided for by the Income Tax Law, corresponding to the first and second fiscal year as from 2019, should be charged as follows: 1/6 during such fiscal year, and the remaining 5/6s, in equal parts, in the immediately following five periods[27]; and

•

The hydrocarbon export duty rate may not exceed 8% of the taxable value or the official FOB price, and this tax may not decrease the Wellhead value for the calculation and payment of royalties to the producing provinces.

26 For further information, see section 7.3: ‘Agreement for the Transfer of Concession Jurisdiction’ of this Annual Report.

27 For further information, see section 7.9: ‘Tax Inflation Adjustment’ of this Annual Report.

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7.7    Buyback of Own Financial Securities

Given the current markets’ volatility and the difference between the value of assets and the quoted price in stock exchange market, which the latter does not reflect either the value or the economic reality that currently hold nor its upside potential in the future, resulting in detriment to shareholders’ interests, and taking into account the strong cash position and availability of funds, Pampa, Edenor and TGS’s Boards of Directors approved programs for the repurchase of own shares.

Furthermore, while the repurchase programs are in effect, directors, statutory auditors and senior managers may not sell shares in such companies held directly or indirectly managed by them during the applicable term.

Pampa Energía

In 2019, Pampa’s Board of Directors approved three Share Buyback Programs under the following terms and conditions:

The third share buyback program was suspended by the Board on June 12, 2019, as the quote of shares exceeded the repurchase caps. However, on August 12, 2019 the fourth program was approved, which maximum amount was extended on August 30, 2019 from US$50 million to US$65 million.

Furthermore, Pampa’s Shareholders’ Meeting held on October 1, 2019 approved the capital stock reduction through the cancellation of 152.0 million common treasury shares (equivalent to 6.1 million ADRs) acquired under the share buyback programs, currently in the process of registration before the IGJ.

At the end of February 2020, Pampa’s outstanding capital stock amounted to 1,632.6 million common shares (equivalent to 65.3 million ADRs), without including shares pending cancellation and 115.3 common shares (equivalent to 4.6 million ADRs) held in treasury, repurchased after the October 1, 2019 Shareholders’ Meeting.

Regarding debt securities, in 2019 Pampa acquired and held in treasury:

i.	US$13.5 million FV of its CBs maturing in 2023, acquired at an average clean price of US$74.5 per US$100 FV;
ii.

US$54.2 million FV of its CBs maturing in 2027, acquired at an average clean price of US$73.5 per US$100 FV which, in addition to those already held in treasury by the Company, amount to a total US$63.0 million FV; and

iii.	US$7.3 million FV of its CBs maturing in 2029, acquired at an average clean price of US$78.6 per US$100 FV.

At the end of February 2020, outstanding 2023, 2027 and 2029 CBs, excluding treasury holdings, amounted to US$486.5 million, US$687.0 million and US$292.7 million, respectively.

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Edenor

After terminating the second share buyback program on April 5, 2019, on April 9, 2019, Edenor’s Board of Directors approved a third program pursuant to the following terms and conditions:

On June 12, 2019 Edenor’s Board of Directors resolved to early terminate the third share buyback program. As of the closing of February 2020, Edenor’s outstanding capital stock amounted to 875.1 million common shares (equivalent to 43.8 million ADRs), not including 31.4 million repurchased common shares held in treasury (equivalent to 1.6 million ADRs).

As regards debt securities, in 2019 Edenor repurchased a total of US$29.1 million28 FV of its 2022 CBs at an average clean price of US$73.7 per US$100 FV which, in addition to those already held in treasury, amount to a total US$39.3 million FV. Therefore, at the end of February 2020, outstanding CBs amounted to US$137.0 million.

Moreover, in 2019 Pampa acquired a total of 1.2 million Edenor’s ADRs at an average cost of US$5.0/ADR. Thus, at the end of February 2020 the Company’s equity interest amounts to 54.4% of Edenor’s issued capital stock.

TGS

After terminating the second share buyback program on March 5, 2019 (the last transaction being conducted on December 26, 2018), during 2019 TGS’s Board of Directors approved two Share Buyback Programs pursuant to the following terms and conditions:

On August 26, 2019, TGS’s Board of Directors terminated the third share buyback program and approved the fourth program. On November 19, 2019, it was decided to terminate the fourth program, the last transaction being conducted on November 20, 2019, and the fifth program was approved.

Moreover, on November 13, 2019, 29.4 million common shares (equivalent to 5.9 million ADRs) which TGS held in treasury under the share buyback programs were distributed as dividends29.

28 Including the related-party transaction on November 21, 2019 for the sale of US$19.1 million FV of Edenor’s 2022 CBs held in treasury by Pampa.

29 For further information, see section 7.5: ‘General Shareholders’ Meeting and Distribution of Dividends’ of this Annual Report.

Pampa Energía ● 2019 Annual Report ● 75

As of the closing of February 2020, TGS’s outstanding capital stock amounts to 773.8 million common shares (equivalent to 154.8 million ADRs), not including 20.6 million common shares repurchased after the Shareholders’ Meeting held on October 17, 2019 (equivalent to 4.1 million ADRs).

Besides, in 2019 Pampa acquired a total of 1 million TGS’s ADRs at an average acquisition cost of US$6.8/ADR. As of the closing of February 2020, the Company's direct and indirect shareholdings amount to 27.2% of TGS’s issued capital stock, including 7.9 million common shares (equivalent to 1.6 million ADRs) received as dividend in kind.

Transener

In 2019, Transener repurchased a total of US$7 million FV of its 2021 CBs at an average clean price of US$96.1 FV. Thus, at the end of February 2020, outstanding CBs amount to US$91.5 million.

7.8    Debt Transactions

As of December 31, 2019, at consolidated level, the average interest rate bearing US$ loans was 7.7%, currency in which 93% of its gross debt is denominated and mostly at fixed rate. The average life of Pampa’s consolidated financial debt amounted to approximately 5.4 years. The following chart shows Pampa Group’s debt profile30 (in million US$):

In 2019, Pampa stand-alone had short-term debt maturities for approximately US$282 million. Throughout 2019 and with the purpose of improving its maturities profile and preserve a solid cash position, the Company canceled and pre-canceled short-term loans, repurchased its own CBs in the market and issued Series 3 CBs for US$300 million. As of December 31, 2019, Pampa stand-alone’s short-term principal maturities amounted to approximately US$101 million. After the closing of fiscal year 2019, Pampa redeemed at maturity for a total US$25 million.

Moreover, in 2019 Edenor redeemed at maturity two of the four amortizations of the loan granted by ICBC for a total amount of US$25 million.

Furthermore, in November 2019 TGS executed pre-export credit facility for US$17 million maturing in March 2020. However, it was pre-cancelled in February 2020.

30 It does not include interests; it considers Pampa stand-alone and Edenor at 100%, and the affiliates TGS, Transener, Greenwind, CTBSA and Refinor at our equity participation.

Pampa Energía ● 2019 Annual Report ● 76

As of the date hereof, Pampa holds in treasury US$13.5 million FV of its 2023 CBs, US$63.0 million FV of its 2027 CBs and US$7.3 million FV of its 2029 CBs, whereas Edenor holds in treasury US$39.3 million FV of its 2022 CBs, and Transener, US$7.0 million FV of its 2021 CBs31.

Issuance of Pampa’s Series 3 CBs

On July 2, 2019, the Company placed Series 3 CBs, denominated in US$ at fixed rate, for a face value of US$300 million, after having received offers of purchase for more than US$1.3 billion, more than 4 times compared to the face value to be issued. The issuance price was 98.449% of the face value, at a fixed nominal annual interest rate of 9⅛ percent, yielding 9⅜ percent and maturing in April 2029. Proceeds would allow the Company to boost its liquidity position and foster the growth of our power generation business, aiming investments on technological enhancements and renewable energies, as well as moving forward in the development of Vaca Muerta’s potential.

Redemption of CTLL’s Series 4 CBs

On July 12, 2019, Pampa fully redeemed outstanding Series 4 CBs originally issued by CTLL, a company merged with Pampa, and originally maturing in October 2020, for a total amount of US$33.9 million including interest.

Credit Ratings

In July 2019 the agency Moody’s amended the outlook on the ratings assigned to the CBs issued by Pampa Group from stable to negative, mainly reflecting the negative outlook on the sovereign rating, but maintaining the ratings unchanged. As a result of the downgrade of the Argentine sovereign debt in early September 2019, the ratings assigned to Pampa Group’s CBs were downgraded, with negative to under review for downgrade outlook. Pampa’s global rating was downgraded from ‘B2’ to ‘Caa1’, whereas Edenor and TGS’s were downgraded from ‘B1’ to ‘Caa1’. Edenor and TGS’s local ratings were downgraded from ‘Aa3.ar’ and ‘Aa2.ar’, respectively, to ‘Baa3.ar’.

Between August and September 2019 and for the same reasons as Moody’s, the agency S&P downgraded the assigned ratings from a stable to a negative outlook. The global ratings of Pampa, Edenor, TGS and Transener were downgraded from ‘B’ to ‘B-’. Edenor's local rating was downgraded from ‘raA’ to ‘raBBB’, whereas Transener’s was downgraded from ‘raAA-’ to ‘raBBB+’. Furthermore, in January 2020, after the enactment of the Solidarity Law, S&P downgraded the global rating granted to Edenor's CBs from ‘B-’ to ‘CCC+’, and local rating from ‘raBBB’ to ‘raBB-’, keeping the negative outlook.

Between August and September 2019, the agency FitchRatings downgraded the global rating assigned to the CBs issued by Pampa from ‘B’ with a stable outlook to ‘CCC+’ with a negative outlook and kept its local rating at ‘AA-’ with a stable outlook. Credit ratings for Pampa Group’s CBs are detailed below:

31 For further information, see section 7.7: ‘Buyback of Own Financial Securities’ of this Annual Report.

Pampa Energía ● 2019 Annual Report ● 77

7.9    Other Relevant Events

Closing of the Sale of Dock Sud

Under the sale of the Dock Sud storage facility agreed on March 6, 2019, on March 30, 2019 the facility was transferred to Raízen Argentina, a licensee of the Shell brand, at a price of US$19.5 million and US$2.0 million on account of products. As of December 31, 2019, the transaction resulted in a profit before income tax of AR$45 million.

Pampa’s Compensation Plan

In March 2019 and January 2020, a total of 290,363 and 163,466 common shares, respectively, were granted to employees benefitted by the stock compensation plan for the Company’s key staff approved by the Board on February 10, 2017. The Company currently holds 4.9 million common shares in treasury, representing 0.3% of the issued capital stock32, available to fund such plan.

Corporate Reorganization

On August 30, 2019, the Boards of Directors of Pampa and PEFM approved the merger between Pampa, as absorbing company, and PEFM, a company fully directly and indirectly owned by Pampa, effective as from July 1, 2019. This merger was approved by Pampa’s Extraordinary General Shareholders’ Meeting held on October 15, 2019. On February 19, 2020, the CNV granted the administrative consent to the merger, which is currently in the process of registration before the IGJ.

Moreover, on October 8, 2019, the Board of the Company instructed to move forward with the procedures aiming to assess the benefits of a merger through absorption between Pampa, as absorbing company, and CPB, a company fully controlled by Pampa, effective as from January 1, 2020.

IFRS: Financial information

As from January 1, 2019, Pampa changed its functional currency from AR$ to US$ and, therefore, it records its transactions in US$, mainly considering the following factors which have affected the entity’s business and its sales prices:

•	The divestment of the refining and distribution segment in 2018, with prices mainly denominated in AR$;

32 It does not include 151,997,025 common shares/6,079,881 ADRs held in treasury, in cancellation process.

Pampa Energía ● 2019 Annual Report ● 78

•	The growing trend of US$-nominated contracts, in line with the strategy of focusing investments and resources on the expansion of installed capacity in power generation segment; and
•	The maintenance of remuneration scheme for generation during 2019 with US$-nominated prices.

After the closing of 2019, SE Res. No. 31/20 modified the remuneration scheme for legacy capacity set forth by SRRYME Res. No. 1/19 as from the commercial transaction corresponding to February 1, 2020. It is worth highlighting that, even though this change affects the profitability of the power generation business, it does not constitute a modification of the underlying conditions for Pampa’s main economic environment due to: (i) the higher incidence in 2019 of revenues from US$-nominated PPAs compared to legacy capacity’s sales revenues as a result of the commissioning of PEPE II and III in May 2019, which will increase in 2020 with the entry into force of the PPA remunerating CTGEBA’s closing to CC for 383 MW; and (ii) the fact that the US$ remains the basis for setting sales prices and costs in the segments of oil and gas, and petrochemicals.

Tax Reform

Optional Tax Revaluation

Based on an assessment of the domestic context and the evolution of financial variables (including the inflation rate), on March 27, 2019, Pampa and CPB exercised their option to adhere to the tax revaluation regime on property, plant and equipment existing as of December 31, 2017 pursuant to Law No. 27,430, increasing the tax cost of such goods to AR$15,311 million. Consequently, Pampa and CPB paid the special tax for a principal amount of AR$1,495 million, plus interest for AR$45 million, under a 5 monthly installments’ plan.

Additionally, Pampa and CPB had to waive all claims filed before the adoption of such measure, as well as their rights to initiate any claim seeking the application of such mechanism to fiscal years ended before December 31, 2017.

Tax Inflation Adjustment

Law No. 27,430 provides for a cost adjustment for goods acquired or investments made during fiscal years beginning in 2018, taking into consideration the CPI variations. Furthermore, this Law provides for the application of the tax inflation adjustment set forth by the Income Tax Law for the first, second and third fiscal year as from 2018 in case the CPI cumulative variation, calculated from the beginning to the end of each fiscal year, exceeds 55%, 30% and 15% for fiscal years 2018, 2019 and 2020, respectively.

Besides, the Solidarity Law, effective as from December 23, 2019, provides that, as regards the positive or negative inflation adjustment to be determined as a result of the application of the comprehensive adjustment provided for by Part VI of the Income Tax Law corresponding to the first and second fiscal year starting as from January 1, 2019, 1/6 should be charged in that fiscal period and the remaining 5/6s, in equal parts, in the five immediately subsequent fiscal periods.

As of the closing of fiscal year 2018, the CPI cumulative variation did not exceed 55%; however, the cost of goods acquired in 2018 were updated. As of the closing of fiscal year 2019, the CPI cumulative variation exceeded 30% and, therefore, certain companies of the Group have applied the tax inflation adjustment in the calculation of the current and deferred income tax provision, except for Pampa and its subsidiary PEFM, which, taking into consideration the merger process, have not exceeded the established legal parameter for the interim six-month period ended on June 30, 2019.

Pampa Energía ● 2019 Annual Report ● 79

Appointment of Board and Audit Committee Members at Pampa

On April 29, 2019, Pampa’s Ordinary and Extraordinary Shareholders’ Meeting approved the renewal of the terms of office of Gabriel Cohen as non-independent director, Pablo Díaz, Mariano Batistella and Nicolás Mindlin as non-independent alternate directors, and Santiago Alberdi as independent director. Moreover, it approved the appointment of Carolina Sigwald, which previously served as Pampa’s alternate director, as non-independent director, Carlos Correa Urquiza and Darío Epstein as independent directors to replace Diana Mondino and Carlos Tovagliari, Horacio Turri and Gerardo Paz as non-independent alternate directors, and Silvana Wasersztrom and Catalina Lappas as independent alternate directors.

Moreover, the Audit Committee was made up of Miguel Bein as chairman, Carlos Correa Urquiza and Darío Epstein as members, and Silvana Wasersztrom as alternate member.

Besides, in December 2019 the Company was informed of Ms. Catalina Lappas’ resignation to her position as independent alternate director, which became effective as from its acceptance by the Board.

Pampa Energía ● 2019 Annual Report ● 80

8.   Description of Our Assets

As of December 31, 2019, Pampa and its subsidiaries participate in the electricity and gas value chains:

Power Generation

Hydro	938 MW
Thermal + *Expansions*[1]	3,593 MW 471 MW
Co-Generation	14 MW
Wind Power[2]	206 MW
Total Capacity	**5,222 MW**

Electricity Distribution

Edenor	3.1 million
Market Share	**19%**

Oil & Gas[3]

Blocks	12 productive + 6 exploratory
Gas	259 million cf/d of production
Crude Oil	5.0 k bbl/d of production
Total Production	**48.2 k boe/d**

Petrochemicals

	Capacity of:
Styrene	160 k ton/year
SBR	55 k ton/year
Polystyrene	65 k ton/year
Market Share	**89-100%**

Other Businesses

TGS	9,231 km of gas pipelines NGL capacity of 1 million ton/year
Transener	20,981 km of high voltage lines
Refinor	25.8 k bbl/d of Refining Capacity 90 Stations

Note: segments correspond to business classifications in the FS. Transener, TGS and Refinor are co-controlled companies, which under IFRS are not consolidated in Pampa's FS. **1** It includes 383 MW at CTGEBA, 280 MW at CTEB (co-controlled) and 15 MW at CTLL. **2** It includes PEMC (co-controlled). **3** 2019 average production of blocks in Argentina.

Our power generation segment operates an installed capacity of 4,751 MW, which represents 12% of Argentina’s installed capacity. By adding next 471 MW expansions, our total installed capacity would amount to 5,222 MW.

Edenor is in our electricity distribution segment, the largest electricity distributor in the country, with a concession serving 3.1 million customers, covering North and Northwest Buenos Aires metro area.

Our oil and gas segment comprises both operated and non-operated blocks at Pampa Energía’s stake. In 2019, the total average production in Argentina amounted to 48.2 kboe/day, with operations in 12 productive blocks and 885 productive wells.

In the petrochemicals segment, Pampa owns three high-complexity plants producing styrene, SBR and polystyrene, with a domestic market share ranging between 89% and 100%.

Finally, our holding and others segment is mainly made up by our 27.2% interest in TGS, the country’s largest gas transportation company, owning a 9,231 km-long gas pipelines and a NGL plant, General Cerri, with production capacity of 1 million tons/year. Moreover, Transener, in which we have a 26.3% indirect interest, operates and maintains 85% of the Argentine high voltage transmission grid covering 21 thousand km of lines. Besides, our assets include Refinor, a company in which we have a 28.5% direct interest, which has a refinery with an installed capacity of 25.8 kb of oil per day and 90 GSs.

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Corporate Structure as of December 31, 2019

PAMPA ENERGÍA
100%
Petrobras Participac. SL
100%
Pampa Inversiones
100%
Pampa Participac.
100%
PHA
100%
CIESA Trust[4]
10%
40%
CIESA
0.91%
51%
0.79%
TGS
28.5%
Refinor
50%
Greenwind
98%
2%
P.E. del Fin del Mundo[2]
98.12%
1.88%
TRANSELEC
50%
CITELEC
52.65%
Transener
100%
TRANSBA
52.04%
Hidroeléctrica Los Nihuiles
59%
2%
Hidroeléctrica Diamante
99.99%
0.01%
C.T. Piedra Buena
98%
2%
CPB Energía
0.01%
99.99%
Pampa Cogeneración
50%
C.T. Barragán
54.366%
Edenor[3]
70%
Enecor
2.1%
Oleoductos del Valle
2.44%
0.15%
4.6%
9.01%
Termoeléctrica José de San Martín[1]
Termoeléctrica Manuel Belgrano[1]
0.02%
99.98%
Telcosur
51%
49%
Transporte y Servicios de Gas en UY
49%
Gas Link
100%
CTG Energía
100%
Petrobras Argentina Suc. Bolivia
100%
Pampa Energía Bolivia[5]
100%
Petrolera San Carlos
65%
Cía. Anónima Mixta San Carlos
15.91%
Oleoductos de Crudos Pesados LTD
100%
Oleoductos de Crudos Pesados
93.44%
6.56%
Ecuador TLC
99%
1%
Energía Oper. ENOPSA
99%
1%
Trenerec
100%
PE Energía Ecuador LTD
100%
PE Energía Ecuador Suc.
2.02%
97.95%
0.03%
Pampa Comercializadora
2%
95%
3%
Trenerec Energía Bolivia
36%
Petrowayú[6]
22%
Petroritupano[6]
20%
Petrolera Mata
100%
Eletricidade Com
49%
Inversora Mata
10.8%
29.2%
Petrokariña[6]
100%
Corod Producción
20%
29%
Coroil
20%
Petrolera Coroil
10.8%
29.2%
Petroven-Bras[6]

[1] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust.
[2] In process of merger.
[3] Calculated based on issued shares. It includes shares bought on the open market.
[4] Petrobras Hispano Argentina is the sole beneficiary of the CIESA Trust.
[5] Pampa Participaciones and Pampa Comercializadora hold each 0.0004% of Pampa Energía Bolivia.
[6] Mixed companies.

Pampa Energía ● 2019 Annual Report ● 82

8.1    Power Generation33

The following tables summarizes the 15 power generation assets operated by Pampa:

33 For further information, see sections 5.1 and 7.1 of this Annual Report.

Pampa Energía ● 2019 Annual Report ● 83

The following chart shows Pampa’s market share in the power generation segment:

Hydroelectric Generation

Located on the Atuel river, in the Province of Mendoza, since June 1994 HINISA has a 30-year concession for the generation, sale and marketing of electricity from the Los Nihuiles hydroelectric system. HINISA has an installed capacity of 265 MW, which represents 0.7% of Argentina’s installed capacity, and consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. Los Nihuiles System extends for a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2019, its annual average generation was 818 GWh, with a record high of 1,250 GWh in 2006 and a record low of 498 GWh in 2019. Pampa has a 52% direct and indirect stake in HINISA’s capital stock.

Also, in the Province of Mendoza, but on the Diamante river, HIDISA holds a 30-year concession, effective since October 1994, for the generation, sale and marketing of electricity from the Diamante hydroelectric system. With an installed capacity of 388 MW, which represents 1% of Argentina’s installed capacity, it consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for a total distance of approximately 55 km, with a height differential between 873 m and 1,338 m. From 1990 to 2019, its annual average generation was 553 GWh, with a generation record high of 943 GWh in 2006 and a record low of 322 GWh in 2014. Pampa holds a 61% direct and indirect stake on HIDISA’s capital stock.

The HPPL plant started operating in the year 1999 under a 30-year concession. Located on the Limay River, in the Province of Neuquén, it has an installed capacity of 285 MW distributed in 3 Kaplan type turbines, which represents 0.7% of Argentina’s installed capacity. The dam is made up of loose materials with a waterproof concrete side. It has a total length of 1,045 meters, a total height of 54 m at the deepest point of the foundation, and a crest at 480.2 meters above sea level. From 2000 to 2019, HPPL’s historical average annual generation was 961 GWh, with a generation record high of 1,430 GWh in 2006, and a record low of 494 GWh in 2016. HPPL’s concession is 100% owned by Pampa.

Pampa Energía ● 2019 Annual Report ● 84

Wind Power Generation

PEMC is located on provincial route No. 51, 18 km from the City of Bahía Blanca, Province of Buenos Aires. The wind farm is made up of 29 V-126 Vestas wind turbines, each with a 3.45 MW power capacity and an 87-meter hub height. PEMC’s total installed capacity amounts to 100 MW, which represents 0.3% of Argentina’s installed capacity. It was commissioned for service on June 8, 2018, selling its energy to CAMMESA under the RenovAr program. In 2019, PEMC generated 383 GWh, which represents an approximate 45% dispatch factor. Even though Pampa is the operator, the Company has a 50% direct interest in the capital stock of Greenwind, a company which only asset is PEMC.

PEPE II is located next to PEMC, it is made up of 14 V-136 Vestas wind turbines, each with a 3.8 MW power capacity and a 120-meter hub height. PEPE II’s total installed capacity amounts to 53 MW, which represents 0.1% of Argentina’s installed capacity. It was commissioned on May 10, 2019, selling its energy in the MAT ER. From its commissioning and during 2019, PEPE II generated 122 GWh, which represents an approximate 40% dispatch factor.

Finally, PEPE II’s twin wind farm, PEPE III is in Coronel Rosales, on national route No. 3, 45 km from the City of Bahía Blanca, Province of Buenos Aires. It was also commissioned on May 10, 2019, selling its energy in the MAT ER. Since its commissioning and during 2019, PEPE III generated 148 GWh, which represents an approximate 50% dispatch factor. Both PEPE II and PEPE III are assets fully owned by Pampa.

Thermal Generation

CTG is in Northwestern Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant, and with the addition in September 2008 of a GE natural gas-fired turbo generator unit of 100 MW, totaling 361 MW, which accounts for 0.9% of Argentina’s installed capacity. From 1993 to 2019, its average annual generation was 1,751 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 755 GWh in 2019.

Also, in the north of the Province of Salta is located CTP, in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín. Its construction started in early 2008 and finished in 2010; it has 30 MW consisting of ten GE Jenbacher JGS 620 gas-fired engines, which represent 0.1% of Argentina’s installed capacity. From 2011 to 2019, the average annual generation was 121 GWh, with a record high of 156 GWh registered in 2017 and a record low of 53 GWh in 2019.

In the south of the Province of Neuquén, CTLL is located at Loma de la Lata. The plant was built in 1994 and consists of three GTs with an installed capacity of 375 MW, a 180 MW Siemens ST installed in 2011 for its closing to CC and repowered in January 2018, a 105 MW GE aeroderivative GT installed in May 2016, and the incorporation in August 2017 of a 105 MW GE GT, its total capacity thus amounting to 765 MW, which represents 1.9% of Argentina’s installed capacity. CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata. From 1997 to 2019, the average annual generation was 1,993 GWh, with a record high of 5,096 GWh registered in 2019 and a record low of 272 GWh registered in 2002.

Pampa operates six CTs in the Province of Buenos Aires. Three of them are placed in the vicinity of the City of Bahía Blanca: CPB, in the port of Ingeniero White, consists of 2 STs with a 310 MW capacity each, totaling 620 MW, which represents 1.6% of Argentina’s installed capacity. The boilers can be indistinctly fed with FO or natural gas, which is supplied through a proprietary 22 km gas pipeline operated and maintained by CPB and connecting with TGS’s main gas pipeline system. Furthermore, CPB has two tanks for the storage of FO with a combined capacity of 60,000 m3. From 1997 to 2019, its average annual generation was 2,048 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

Located in a lot adjacent to CPB, CTIW consists of 6 dual-fuel (natural gas or FO) Wärtsilä engines, with a total 100 MW installed power capacity, which represents 0.3% of Argentine installed capacity. The engines are high-efficiency, with a 46% performance rate. The plant is interconnected to the 132 kV grid through a substation of Transba. Liquid fuel is supplied using CPB’s unloading and storage facilities, and natural gas is also provided from CPB’s internal facilities. The power plant was commissioned on December 22, 2017, and from 2018 to 2019 its average annual generation amounted to 293 GWh.

Pampa Energía ● 2019 Annual Report ● 85

Moreover, EcoEnergía, located in the outskirts of the City of Bahía Blanca, is a co-generation power plant located inside TGS’s General Cerri Complex. The plant, consisting of a 14 MW ST, was commissioned in 2011. The plant sells electricity in the Energía Plus market. From 2011 to 2019, EcoEnergía’s historical average annual generation amounted to 89 GWh, with a generation record high of 108 GWh in 2018, and a record low of 20 GWh in 2011.

Other two CTs in the Province of Buenos Aires are located in Greater Buenos Aires: CTGEBA, in the district of Marcos Paz, in Western Greater Buenos Aires, has a strategic location since it is just one kilometer from the Ezeiza transforming station, a WEM reference node for the supply of electricity to the country’s highest demand zone. The plant began operating in 1999 and has a CC with a 674 MW installed capacity, which consists of two GTs of 219 MW each and a 236 MW ST. On the same lot, there is a GT with a 169 MW power capacity known as Genelba Plus, which was repowered by 19 MW in June 2019, as well as a 188 MW GT incorporated in June 2019 under the expansion to CC process. CTGEBA’s CC is sold in the spot market, whereas Genelba Plus’ GT energy is sold under Energía Plus, and the new GT incorporated in 2019 is sold in the spot market until the commissioning of the CC, when it will start to be sold under a PPA. Currently, the total installed capacity of the CTGEBA complex amounts to 1,050 MW, which represents 2.6% of Argentina’s installed capacity. From 2000 to 2019, CTGEBA’s historical average annual generation was 4,763 GWh, with a generation record high of 5,550 GWh in 2019, and a record low of 3,438 GWh in 2001.

Furthermore, CTPP is in Northern Greater Buenos Aires, in the Pilar Industrial Complex, district of Pilar. Construction began in October 2016 pursuant to SEE Res. No. 21/16, and the plant was commissioned on August 29, 2017. The plant is made up of 6 Wärtsilä engines with an approximate 43% efficiency, has a total 100 MW capacity, and may indistinctly consume FO stored in own tanks or natural gas supplied through a dedicated gas pipeline which is connected with TGN’s main gas pipeline, whereas the energy is evacuated through a 132 kV line connected to the Pilar substation owned by Edenor. Its historical average annual generation from 2018 to 2019 was 180 GWh.

Finally, CTEB is the sixth CT in the Province of Buenos Aires, located in Ensenada city, Greater La Plata. Currently is composed by two Siemens GTs commissioned in 2012, with a total power capacity of 567 MW, representing 1.4% of Argentina’s capacity. This CT may consume natural gas or GO, and, therefore, has two storage tanks with a combined capacity of 45,000 m3, and also has a port for the unloading of GO under construction at Isla Santiago, on the river of the same name, with a 20,000 m3 storage capacity in two tanks. Moreover, the closing to CC is expected with the incorporation of a 280 MW Siemens ST. From 2012 to 2019, CTEB’s historical average annual generation amounted to 1,461 GWh, with a generation record high of 2,093 GWh in 2016, and a record low of 564 GWh in 2019. Pampa operates CTEB until July 2023 and has a 50% indirect equity interest of CTBSA, a company which only asset is CTEB.

Current Expansions

Project	MW	Equipment Supplier	Marketing	Awarded Price			Investment in US$ million[1]	Date of Commissioning
				Power Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh
Thermal
CTLL	15	MAN	SE Res. No. 31/20	4,500-6,000[2]	5.4	13	20	Q2 2020
CTGEBA[3]	176	Siemens	15-Year contract in US$	20,500	6	34	350	CC: Q2 2020
CTEB[4]	280	Siemens	10-Year contract in US$	23,962	10.5	43	200	CC: Q4 2022
Total	471						390

Note: 1 Amounts do not include VAT. 2 Initial FX of AR$60/US$, weighted by the load factor coefficient. It does not consider the HMRT additional remuneration 3 Total expansion of 383 MW, of which 207 MW were commissioned in June 2019. 4 Pampa holds a 50% interest.

Pampa Energía ● 2019 Annual Report ● 86

ENECOR

Pampa holds a 70% interest in Enecor, an independent power transportation company under a 95-year concession which is due to expire in 2088. Enecor subcontracts Transener, which operates and maintains 21 km of 132 kV double-triad electricity lines from the Paso de la Patria transforming station, in the Province of Corrientes.

8.2    Electricity Distribution34

Edenor is the largest electricity distribution company in the country in terms of number of customers and electricity sold (in GWh as well as in monetary terms). It holds a concession until 2087 to distribute electricity on an exclusivity basis in Northwestern Greater Buenos Aires and the Northern City of Buenos Aires, which covers an area of 4,637 km2 and a population of approximately 8.5 million inhabitants.

The following table summarizes Edenor’s electricity sales and customers:

The following chart shows Edenor’s market share:

34 For further information, see sections 5.3 and 7.3 of this Annual Report.

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The following table summarizes Edenor’s main technical and financial indicators:

	2018	2019
Technical Information
Transmission and distribution lines (Km)	39,699	40,488
Number of clients (million)	3.0	3.1
Electricity sales (GWh)	21,172	19,974
Financial Information*
Revenue from services	86,040	89,944
Fiscal year’s results, attributable to company’s shareholders	6,608	12,134
Assets	118,388	119,473
Liabilities	70,767	60,322
Shareholders’ equity	47,621	59,151

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2019.

Energy Demand

Edenor’s energy demand in 2019 reached 24,960 GWh, which represents a 3.7% decrease compared to 2018, in line with the drop in the total WEM demand, which also decreased by 3% to 128,880 GWh. However, in 2019 Edenor’s maximum power capacity reached 5,124 MW, similar to the 5,151 MW recorded in 2018, whereas the WEM’s maximum capacity amounted to 26,113 MW in 2019, compared to 26,320 MW in 2018.

The volume of electricity distributed in 2019 across Edenor’s area, including the sale of energy and the wheeling system, totaled 19,974 GWh. Energy purchased to meet such demand amounted to 24,960 GWh, which represents a 3.7% decrease compared to 2018. Edenor purchased all the energy in the market at an average annual monomic price of AR$2,117/MWh, equivalent to US$43.9/MWh at the average FX, which represents a 6% increase in US$ on account of the update, as from August 2018 and pursuant to several provisions and Res., of the prices payable by the demand that distribution companies pay to CAMMESA.

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Commercial Management

The sale of electricity evidenced a year-on-year 5.7% decrease in 2019 mainly as a result of higher average temperatures compared to the previous year, the impact of the economic recession and the price elasticity of demand due to the tariff increase. The residential demand, which plays a key role in the total volume of the demand behavior (42%), experienced a 6.4% decrease compared to 2018. The commercial segment demand, which represents 16% of the total demand, decreased by 6.8%, whereas the large demands, T3 and Wheeling System, which represent a 35% share, recorded a 5.3% decrease compared to 2018.

Energy Losses

The rolling annual rate for total (technical and non-technical) energy losses reached 19.9% in 2019, experiencing an increase compared to 2018 (18.2%). Technical losses are those which are a necessary consequence of electric power transmission and distribution, whereas non-technical losses are attributable to errors in customers’ consumption metering, whether on account of theft, defective installation or metering flaws.

During the winter season, in poor homes with no natural gas network access, energy consuming home-made devices continue to be used for room and water heating purposes. The massive and simultaneous use of such devices during the winter season has generated a substantial grid power demand. Electricity theft in poor neighborhoods was the most influential factor in non-technical losses, added to the deterioration of the economic context.

In 2019, the plan launched in previous years with the purpose of putting back to normal clandestine, inactive and chronically delinquent customers continued to be implemented, with a substantial increase in the installation of MIDE (Energy Integrated Meter) self-managed meters. In 2019, 75,160 MIDEs were installed, 57,000 of which are already activated and, as of the closing of the fiscal year, the cumulative number amounts to 199,728 MIDEs.

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Additionally, the installation of the new type of MULCON (Multiple Concentric) grid continued; developed in 2018, it leverages the MIDE meters functionality, enhancing invulnerability to electricity theft and, based on the good results obtained, it is being implemented in neighborhoods with high fraud level.

Moreover, the company continued working on the development of analytical and artificial intelligence tools to enhance effectiveness in the routing of inspections aiming to reduce electricity theft. In this same line, approximately 485,000 tariff 1 meter inspections were carried out, with a 52% efficiency. Regarding the recovery of energy, besides the customers put back to normal with MIDE, clandestine customers were recovered by installing conventional meters. The evolution of the annual rates for energy losses since the beginning of Edenor’s concession is shown below:

It is worth highlighting that the rolling annual energy losses rate grew due to an absolute factor, losses in GWh, and to a relative factor, caused by the sharp decrease in Large Customers’ bills, where fraud is minimal.

Service Quality Management

In March 2019 the fifth semester of the RTI 2017 – 2021 five-year period started, which is governed by the new sub-annex IV to the Concession Agreement established by the RTI. Besides setting district and commune-based service quality controls, a quality improvement path with increasing requirements is implemented, both regarding frequency limits and admissible times, and the cost of non-delivered energy. Additionally, an automatic penalty scheme was established so that bonuses on account of deviations from the established limits should be credited to customers within a term of 60 days as from the end of the controlled semester. The values of final penalties require the ENRE to render judgment regarding the information submitted for each semester.

Pursuant to Res. No. 198/18, the ENRE provided for 300 or 600 kWh supplementary penalties per user based on the Feeder’s Semiannual Path Factor (FSSA) and the User’s Semiannual Path Factor (FSSU) as from the fourth semester of the 2017 - 2021 RTI five-year period starting in September 2018. Applicable penalties should be calculated and informed to the ENRE within a term of 120 calendar days as from the end of the control semester and deposited in a third-party escrow account.

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The average frequency and the total interruption times during the last five years are detailed below:

Checked by Client*	2015	2016	2017	2018	2019
SAIFI (frequency)	8.93	8.67	9.02	6.94	6.15
SAIDI (hours)	26.63	25.84	27.55	22.65	15.94

Note:*Rolling annual rate as of December of each year.

Even though the investments in distribution grids’ effect is evidenced by the decrease in the SAIFI frequency indicator, the maturity of these investments and the grid’s operation and maintenance have accompanied them with a clear improvement in the SAIDI total time indicator.

Investments

Investments made in 2019 amounted to AR$8,624 million in nominal currency and AR$9,919 million in constant currency as of December 31, 2019, prioritizing their execution on top of other expenses as a way to preserve the safety of the utility under concession. In order to meet the demand, improve the service quality and reduce non-technical losses, most investments were allocated to increasing the power capacity, installing equipment with remote control in the medium-voltage grid, connect new supplies and install new energy meters compatible with prepaid sales. Furthermore, Edenor continued making investments to preserve the environment and safety on the streets.

In comparative terms, there was a significant increase in investments in the last few years, with an annual AR$1,013 million nominal increase in 2019. The following chart illustrates its annual distribution:

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8.3    Oil and Gas35

Pampa is one of the leading hydrocarbon E&P companies in Argentina, with presence in the country’s major oil basins, from which it obtains natural gas and oil. In 2019, investments in this segment amounted to US$191 million, which represents a 17% decrease compared to 201836. The following table summarizes the E&P’s main technical indicators:

	2018	2019
Technical Information*
Number of productive wells in Argentina	892	885
Average gas production in Argentina (thousand m3/day)	6,753	7,344
Average oil production in Argentina (thousand bbl/day)	5.1	5.0
Average total production in Argentina (thousand bbl/day)	44.8	48.2

Note: *2018 considers continuing operations.

The following table summarizes Pampa’s blocks:

Block	2019 average daily production			% Gas	Basin	Stake	Operator	License expiration year
	Oil kbbl	Gas dam^3	Total kboe					
1 El Mangrullo	0.1	4,161	**24.6**	100%	Neuquina	100.00%	**Pampa**	2053
2 Sierra Chata	0.1	562	**3.4**	98%	Neuquina	45.55%	**Pampa**	2053
3 Río Neuquén	0.6	1,186	**7.6**	92%	Neuquina	31.42%[1] 33.07%[2]	YPF	2027 2051
4 Rincón del Mangrullo[3]	0.1	1,163	**7.0**	98%	Neuquina	50.00%	YPF	2052
5 Antidinal Campamento	-	9	**0.1**	100%	Neuquina	15%[4]	Oilstone Energía	2026
6 Estación Fernández Oro	0.0	12	**0.1**	95%	Neuquina	15%[5]	YPF	2026
7 Rio Limay Este (Ex Senillosa)	-	-	-	na	Neuquina	85.00%	**Pampa**	2040
8 Veta Escondida - Rincón de Aranda	0.0	-	**0.0**	0%	Neuquina	55.00%	**Pampa**	2027
9 Gobernador Ayala	0.8	-	**0.8**	0%	Neuquina	22.51%	Pluspetrol	2036
10 Aguaragüe[6]	0.2	196	**1.4**	85%	Noroeste	15.00%	Tecpetrol	2023/2027
11 La Tapera - Puesto Quiroga	-	42	**0.2**	100%	Golfo San Jorge	35.67%	Tecpetrol	2027
12 El Tordillo	2.9	-	**2.9**	0%	Golfo San Jorge	35.67%	Tecpetrol	2027
Total Productive Blocks	**4.8**	**7,330**	**48.0**	**90%**				
1 Parva Negra Este[7]	-	14	**0.1**	100%	Neuquina	42.50%	**Pampa**	2019
2 Las Tacanas Norte	n.a.	n.a.	**n.a.**	n.a.	Neuquina	90.00%	**Pampa**	2023
3 Río Atuel	n.a.	n.a.	**n.a.**	n.a.	Neuquina	33.33%	Petrolera El Trebol	2020
4 Chirete[8]	0.2	-	**0.2**	0%	Noroeste	50.00%	High Luck Group	2019
5 Borde del Limay[9]	n.a.	n.a.	**n.a.**	n.a.	Neuquina	85.00%	**Pampa**	2015
6 Los Vértices[9]	n.a.	n.a.	**n.a.**	n.a.	Neuquina	85.00%	**Pampa**	2015
Total Exploratory Blocks	**0.2**	**14**	**0.2**	**32%**				
Total Production in Argentina	**5.0**	**7,344**	**48.2**	**90%**				

Note: Production at our ownership. **1** Province of Río Negro. **2** Province of Neuquén. **3** It does not include Vaca Muerta formation. **4** Over 9 wells. **5** Over 13 wells. **6** It includes San Antonio Sur, expiring in 2023, and Aguaragüe, expiring in 2027. **7** Under process of approval for a 3-year extension. **8** Under process of approval for a 3-year extension, except for Los Blancos lot, for which an exploitation concession has been applied. **9** Under transfer process to GyP (exploration permit holder).

35 For further information, see sections 6.1 and 7.4 of this Annual Report.

36 It considers 2018 investments in AR$ and in nominal terms, expressed in US$ at an average FX of AR$28.13/US$.

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Production

In 2019, the E&P segment’s production levels reached 48.2 kboe per day, 90% corresponding to gas production and 10% to oil production. The monthly evolution of the E&P segment’s production is detailed below:

With a greater focus on the Neuquina Basin, during 2019 Pampa’s investment plan involved the drilling of 57 production and injection wells: 16 gas wells and 41 oil wells. Pampa focused its natural gas drilling activities specifically in El Mangrullo and Sierra Chata blocks; and its oil drilling activities in  Gobernador Ayala and El Tordillo blocks.

Gas production at our ownership was 8% higher than in 2018, mainly due to the 51% year-on-year increase in El Mangrullo block, which reached an average gas production of 4.2 million m3/day, with monthly increases from the 2.8 million m3/day recorded in 2018, and reaching its peak of 4.4 million m3/day in September 2019, mainly due to the increased drilling activity, the performance of the drilled tight gas wells, and the greater evacuation infrastructure. In total, 10 wells were drilled and 4 were completed. Out of the 10 drilled wells, 8 were for tight gas targeting Agrio and Mulichinco formations, and 2 were for shale gas targeting Vaca Muerta formation.

In Sierra Chata block, gas production reached 0.6 million m3/day in 2019 corresponding to our working interest, thus maintaining production levels of 2018. Four wells were drilled and 2 were completed. Out of the 4 drilled wells, 2 were for shale gas targeting Vaca Muerta formation.

Moreover, in Río Neuquén, the production at our working interest reached 1.2 million m3/day, recording peaks of 1.4 million m3/day in February. Compared to 2018, Río Neuquén kept its average production level, even without new drillings, but with the completion of 3 wells.

The increase in gas production was partially offset by Rincón del Mangrullo, on account of natural decline and lower drilling rate, where production decreased by 36% in 2019, reaching 1.2 million m3/day. In 2019, an exploratory well was drilled targeting Lajas formation, and a development well was connected.

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As regards oil blocks, in Gobernador Ayala 26 wells were drilled and completed, and oil production grew by 7% compared to 2018, with an annual average of 0.8 kb/day. In El Tordillo block, 12 wells were drilled and completed, offsetting the field’s natural decline and reaching an average production of 3 kbbl/day in 2019, similar to the production level recorded in 2018.

Exploration activities

Pampa considers that exploration is the main vehicle for reserves replacement. In 2019, we continued exploring Vaca Muerta formation with the drilling of two horizontal wells in El Mangrullo block targeting shale gas, both wells with a horizontal branch of approximately 2,500 meters. Furthermore, each well was completed with 35 fracking stages. During the trial stage, production levels in each of the wells reached approximately 400 dam3/day.

Furthermore, in the last quarter of 2019, the first vertical pilot well in Sierra Chata block was drilled with a 2,500-meter horizontal branch, also targeting shale gas in Vaca Muerta formation. The well is expected to be completed in 2020.

In the Chirete block, considering the discovery of oil, after concluding the discovery well’s initial trial period in the first quarter of 2019 and the building of the applicable facilities, the well was put into production, with an average flow of 333 barrels/day corresponding to Pampa’s working interest between November and December 2019. The well has reached its testing phase, with production levels of up to 944 barrels/day corresponding to our working interest.

Moreover, in 2019 the first vertical pilot well with its 2,000-meter horizontal branch was drilled in Rincón de Aranda block targeting shale gas in Vaca Muerta formation. The well was completed with 27 hydraulic fractures, and an initial production flow of 1,100 barrels/day. The well is currently in the trial period. In January 2020, the drilling of another horizontal well started, which is expected to be completed in 2020.

Additionally, exploratory activities were carried out in Rincón del Mangrullo and Río Atuel blocks, applications were submitted for the extension of exploration permits in Parva Negra Este, Chirete and Río Atuel blocks, and Enarsa 1 and 3 were relinquished.

Reserves

Pampa estimates its reserves at least once a year. Proven reserves are estimated by the Company’s geologists and reservoir engineers. Reserve engineering is a subjective process consisting of estimating underground accumulations of hydrocarbons that cannot be precisely measured; this process depends on the quality of the available information and on engineering and geological interpretation and judgment. Accordingly, reserves estimate, as well as future production profiles, are often different from the quantities of hydrocarbons that are ultimately recovered. The validity of estimates largely depends on the underlying assumptions. Such reserves estimates were prepared according to the rules for the Modernization of Oil and Gas Reporting Presentation issued by the SEC.

Gaffney Cline & Associates, international technical consultants, carried out an independent assessment of our reserves, auditing 94% of Pampa’s estimated proven reserves, and concluded that oil and natural gas reserve volumes subject to their independent technical assessment are reasonable.

As of December 31, 2019, Pampa’s proven reserves amounted to 135 million boe, 4% higher compared to the volumes recorded as of December 31, 2018. Taking into consideration production levels and the 2019 incorporations, the reserve-replacement ratio was 1.3 and the average life was approximately 8 years. Out of proven reserves as of the closing of fiscal year 2019, 90% corresponded to natural gas.

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Estimated reserves in Argentina are shown before deduction of royalty payments, since royalties have characteristics like taxes on production and, therefore, are treated as operating costs.

The composition and evolution of Pampa’s proven reserves as of December 31, 2019, both developed and undeveloped, is detailed below:

Hydrocarbon Transportation37

OldelVal

As of December 31, 2019, Pampa holds a 2.1% direct interest in OldelVal. OldelVal operates main oil pipelines providing access to Allen, in the Comahue area, and the Allen - Puerto Rosales oil pipeline, which allow for the evacuation of the oil produced in the Neuquina Basin to Puerto Rosales (a port in the City of Bahía Blanca) and the supply of the Plaza Huincul distillery located in the pipeline’s area of influence.

In 2019, oil transportation from Allen to Puerto Rosales reached 24,809 m3/day on average, and transportation to the refineries located in the Province of Neuquén totaled an average 2,355 m3/day. The total transported volume was 28,045 m3/day, equivalent to 64.4 million bbl transported in 2019, representing a 16.2% increase compared to 2018.

37 For further information, see section 6.2 of this Annual Report.

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In 2019, OldelVal managed to maintain uninterrupted transportation services, ensuring operational continuity and a reliable pumping system. Furthermore, planned objectives were achieved in terms of safety and investments.

8.4    Petrochemicals

The petrochemicals segment takes part in Pampa’s vertical integration with gas operations. The Company’s goal is to maintain its position in the styrene’s market by capitalizing on current conditions and maximizing the use of its own petrochemical raw materials. Our assets’ production covers a wide range of products, such as octane bases for gasoline, benzene, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber, and polystyrene for the domestic and foreign markets.

The petrochemicals market where Pampa competes is influenced by the global supply and demand, which has a strong impact on our results. Pampa is the only producer of monomer styrene, polystyrene and elastomers in Argentina, as well as the only integrated producer of goods ranging from oil and natural gas to plastics. As part of its efforts to integrate operations, it uses an important volume of its own benzene production to obtain styrene and, in turn, a substantial volume of styrene to manufacture polystyrene and SBR.

The petrochemicals division consists of the PGSM integrated petrochemical complex, in the Province of Santa Fe, with an annual production capacity of 50 kton of gases (LPG, which is used as raw material, and propellant), 155 kton of aromatics, 290 kton of gasoline and refined products, 160 kton of styrene, 55 kton of SBR, 180 kton of ethyl benzene and 31 kton of ethylene. This segment also includes a polystyrene plant in Zárate, Province of Buenos Aires, with a production capacity of 65 kton. As a result of the falling demand and with the purpose of optimizing business results, the Company discontinued operations of the BOPS plant, with a production capacity of 14 kton, in April 2018, and of the San Lorenzo ethylene plant with 19 kton/year, in January 2019.

The following table shows the petrochemicals division’s main indicators for fiscal years ended December 31, 2018 and 2019:

	2018	2019
Technical Information
Revenues (in kton):
Styrene (incl. propylene and ethylene)	64	55
SBR	26	27
Polystyrene (includes BOPS)	50	44
Others	213	217
Sales Destination*
Argentina	70%	70%
Abroad	30%	30%

Note: *Percentage calculated from sales in nominal terms.

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Styrene’s Division

In 2019, the monomer styrene sales volume totaled 45 kton, a figure 9% lower than in 2018, with a 4% decrease in domestic sales and a 20% decrease in exports, associated with lower sales to Brazil. Propylene sales volumes reached 10 kton, 18% lower than in 2018, mainly associated with the lower styrene plant’s load. The polystyrene sales volume was 44 kton, experiencing a 13% decrease due to lower domestic sales as a result of the economic recession, which was partially offset by a 46% increase in exports, mainly to Chile. Moreover, in 2019 Pampa sold a total of 27 kton of rubber, a figure 4% higher than in 2018, associated with an increase in domestic sales.

Gasoline Reforming Division

Sales of the Reforming division increased by 2% compared to 2018. In 2019, octane bases and gasolines sales totaled 158 thousand ton, a volume 5% higher than in 2018, with a 14% increase in domestic sales. Additionally, in 2019 15 kton of bases and gasolines were dispatched as toll processing, and therefore not recorded as sales volume. Hexane, paraffin solvents and aromatics sales volumes totaled 49 kton in 2019, which represent a 6% decrease compared to 2018, associated with lower exports. In 2019, propellant sales totaled 9 kton, experiencing a 21% increase associated with a higher presence in the domestic market. As of December 31, 2019, Pampa’s estimated share in the Argentine styrene, polystyrene and rubber markets amounted to 100%, 91% and 89%, respectively.

8.5    Other Businesses

Transener38

Transener is the leading company in the utility service of high voltage electric energy transmission in Argentina. It holds a concession over 14,489 kilometers of transmission lines and 57 transforming stations, and directly operates 85% of high-voltage lines in the country. In turn, its subsidiary Transba holds a concession over 6,492 km of transmission lines and 104 transforming stations, which make up the Main Distribution Transmission System of the Province of Buenos Aires. The following table summarizes Transener’s most relevant technical and financial indicators:

	2018	2019
Technical Information
Transener Transmission Lines (Km)	14,489	14,489
Transba Transmission Lines (Km)	6,455	6,492

Financial Information*
Revenues	15,131	14,479
Fiscal year’s results, attributable to company’s shareholders	4,698	3,985
Assets	30,558	30,296
Liabilities	12,785	13,277
Shareholders’ Equity	17,773	17,019

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2019.

38 For further information, see sections 5.2 and 7.2 of this Annual Report.

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Operation and Maintenance

The extra high voltage power transmission’s grid SADI, operated and maintained by Transener, is subject to significant load conditions year after year. However, the record-breaking demand for power capacity of 26,320 MW, registered on February 8, 2018, was not surpassed in 2019.

Despite the great number of power grid requests, in 2019 service quality has been wholly acceptable for the values required from a company like Transener, which ended the year with a rate equal to 0.35 failures per each 100 kilometer-line, consistent with international parameters accepted for companies which operate and maintain extra high voltage transmission systems.

The following chart shows the failure rate for the service provided:

Investments

In 2019, Transener made investments in the amount of AR$2,755 million in nominal currency and AR$3,352 million in constant currency.

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The following chart illustrates its annual distribution:

Business Development

Engineering Services –Works

Regarding power grid expansion works, Transener has focused its activity on the works in which it has competitive advantages, prioritizing the works to be executed on the 500 kV and 132 kV systems.

The development of an important works program for the generation of renewable energies has entailed the demand for other services, such as the preparation of bidding documents, electricity studies, the implementation of power generation and demand monitoring systems (DAG and DAD systems), and the testing and commissioning of transforming stations. Transener’s technical team expertise has been a key factor in the customers’ decision to entrust it with the performance of critical works. Bidding documents for the expansion of the transmission system under the RenovAr I and II Programs, as well as other expansions to be executed by different WEM agents, have been prepared. Among the most important projects, we can mention the 132-kV expansion works for power input from wind farms.

Power Transmission-Related Services

Operation, maintenance and other services, such as specific testing hired by private customers owning transmission facilities for both private and public use (independent transporters and international transporters) have been provided since the creation of Transener.

Among the works performed by Transener, we can mention the replacement of bushings, the performance of oil analyses, diagnostic trials, OPGW repairs, FO connections in repeater junction boxes, the cleaning of isolators, measurements of electric and magnetic fields, automation implementation, maintenance of lines and equipment in transforming stations, among others.

All service agreements include provisions to maintain actual values for Transener’s remuneration; and most agreements have been uninterruptedly renewed since their commencement, which confirms the quality of the service provided by Transener and the level of satisfaction of its customers.

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Communications

In 2019, Transener continued providing infrastructure services to several communications companies, including the assignment of dark fiber optics to its own system (Line IV), and the rent of space in microwave stations and in their antenna-supporting structures. The growing demand from mobile communication companies has led to a significant increase in revenues both in terms of volume and better prices involved, also offering internet services to wind farms. Moreover, Transener continued providing support services for operational communications and data transmission to WEM agents.

TGS39

TGS is the most important gas transportation company within the country, and it operates the largest pipeline system in Latin America. It is also a leading company in the production and commercialization of NGL for both the domestic and the export markets, conducting this business from the General Cerri Complex located in Bahía Blanca, Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur. As of December 31, 2019, Pampa holds a 27.2% interest in TGS.

The following table summarizes TGS’s main technical and financial indicators:

	2018	2019
Technical Information
Gas transportation
Average firm capacity contracted (in million m3 per day)	81.7	82.6
Average delivery (in million m3 per day)	69.6	66.3
Production and commercialization of liquids
Total liquids production (in kton)	1,063.1	1,022.9
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in kton)	54.0	54.0
Financial Information*
Revenues	52,399	48,561
Fiscal year’s results, attributable to company’s shareholders	17,561	12,805
Assets	95,288	95,601
Liabilities	47,684	47,518
Shareholders’ Equity	47,604	48,083

Note: *Annual FS figures under IFRS, in million AR$, adjusted by inflation as of December 31, 2019.

Description of Business Segments

Regulated Segment: Gas Transportation

Revenues from this business segment result mainly from firm natural gas transportation agreements, whereby the gas pipeline capacity is reserved and paid for regardless of its actual use. Besides, TGS provides an interruptible service, where the transportation of natural gas is subject to the gas pipeline’s available capacity. Moreover, TGS provides operation and maintenance services for assets allocated to the natural gas transportation service for the expansions fostered by the Federal Government and held under trusts created to such effect. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU established by ENARGAS, which remained unchanged since its creation in 2005 until its first update in May 2015.

39 For further information, see sections 6.2 and 7.5 of this Annual Report.

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In constant terms as of December 31, 2019, annual revenues from this business segment amounted to AR$22,620 million in 2019, evidencing a 5% decrease compared to the AR$23,786 million recorded in 2018. This decrease is mainly due to the deferral of the semiannual update which should have been applied since October 2019, the mismatch between the costs variation adjustment and the inflation reflected in the restated financial information, and the lower deliveries of natural gas on an interruptible basis. These effects were partially offset by the full application of the tariff increase resulting from the RTI granted by ENARGAS Res. No. 310/18 as from April 2018, as well as the increases granted pursuant to ENARGAS Res. No. 265/18 and 192/19 as from October 2018 and April 2019, respectively.

In 2019, 79% of TGS’s average daily deliveries of natural gas were made under firm transportation agreements, whereas the rest were made under interruptible service, and exchange and displacement agreements. Besides, as of December 31, 2019, the total capacity hired on a firm basis amounted to 81.5 million m3/day with a weighted average life of 13.6 years. In 2019, the daily average injection of natural gas into the gas pipeline system operated by TGS amounted to 73.8 million m3/day, a volume 6% higher compared to 2018. In this scenario, TGS’s gas pipeline system was fairly responsive to meet demand needs.

In the commercial area, in 2019 TGS launched an open tender which allowed for the renewal of the total firm capacity of agreements maturing in 2020 and 2021 (12.7 million m3/day), achieving an average additional term of 12 years. Besides, in July 2019 a call for bids was launched for the construction and provision of a transportation service connecting Vaca Muerta formation with the Province of Buenos Aires. Out of the 35 years of the concession, a RET is contemplated for the first 17 years aiming to make the repayment of the construction feasible. TGS is currently analyzing its participation.

Non-Regulated Segment: Production and Commercialization of NGL

Unlike the gas transportation business, the production and commercialization of NGL is not regulated by ENARGAS. In 2019, this segment’s revenues accounted for 48% of TGS’s total revenues. In 2019, revenues from sales amounted to AR$23,138 million (in real terms, 10% lower than in 2018). The decrease in revenues from sales is mainly attributable to the fall in international reference prices, the decrease in dispatched ethane volumes as a result of the accident in Polisur facilities, and the mismatch between the inflation reflected in the restated financial information and the devaluation during the period over US$-denominated sales. These effects were partially offset by higher propane and butane sales volume.

NGL production and commercialization activities are conducted at the Cerri Complex, located close to the City of Bahía Blanca, which is supplied by all TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at this complex. TGS sells NGL to both domestic and foreign markets. In the domestic market, propane and butane are sold to reseller companies. In the foreign market, the sale of these products and natural gasoline is made at current international market prices. On the other hand, ethane is sold to Polisur at a price agreed by the parties. In 2019 the production of NGL amounted to 1,022,914 ton (4% lower than in 2018). It is worth highlighting that no production restrictions were recorded during the winter period on account of the higher supply of domestic gas from unconventional gas developments, as well as the lower demand resulting from the economic recession. Furthermore, in 2019 total sales volume reached 1,040,393 ton, 38% of which were destined to exports. Out of the total sales to the domestic market, 75% were made at US$-denominated prices.

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As regards the foreign market, in 2019 average sales prices for propane, butane and natural gasoline experienced 28.5%, 23.3% and 17.0% decreases, respectively, mainly as a result of the fall in international reference prices in the first semester of 2019, recovering as from August 2019.

Moreover, pursuant to PEN Executive Orders No. 793 and 865/18, as from September 2018 a duty was imposed on the export of NGL, among other products, with a maximum 12% rate, which was limited to up to 8% as from the entry into effect of the Solidarity Law.

It is worth highlighting that TGS has entered into agreements for the export of NGL for the 2018/2019 summer period which not only allow for an improvement in prices compared to the expired agreements, but will also bring short-term certainty for their sale. Furthermore, TGS makes inland transport exports via trucks to Chile, Paraguay and Brazil which, even at volumes lower than those exported by sea, allow TGS to capitalize on a higher operating margin.

As regards the domestic market, in 2019 TGS continued participating in the Household Gas Bottles’ Program and the Propane for Grids Agreement, which prices are regulated by a set of Res., provisions and agreements. The participation in these programs forces TGS to sell at prices ostensibly lower than market prices, which, under certain conditions, results in negative operating margins. Moreover, as a result of the participation in these programs, the Federal Government must reimburse to TGS an economic compensation denominated in AR$, which is currently being collected with delays. Outside these programs, TGS sold 184,941 ton of propane and 14,736 ton of butane, mainly to the reseller market, and, to a lower extent, to the industrial, propellant and automotive market.

Moreover, in 2019 TGS continued selling ethane under the long-term agreement entered with Polisur in September 2018. This agreement stipulates commercial guidelines with improvements in the ToP clause, which guarantees TGS a gradual increase in sales volumes over the first 5 years of the contract. However, in fiscal year 2019 there was a significant decrease in the volume of ethane sold to Polisur, which reached 283,635 ton under the current agreement, 29% lower than in 2018, due to the customer’s impossibility to process the product in its plant after the accident which took place in June 2019, sales returning to normal in October 2019.

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Furthermore, in 2019, thanks to the works carried out at the Cerri Complex and at the Puerto Galván facilities, TGS continued rendering logistic services at the Puerto Galván facilities, selling LPG by inland transport, dispatching approximately 13,781 trucks (311,885 tons) of own products, compared to the 12,353 trucks (279,040 tons) recorded in fiscal year 2018.

As regards US$-denominated prices for natural gas acquired as RTP for processing in the Cerri Complex, a 24% decrease was recorded compared to 2018, mainly due to the negative trend in market prices, in line with the reductions imposed by CAMMESA, its main purchaser, in gas reference prices for power plants as from August 2018.

Non-Regulated Segment: Other Services

The other services segment is not regulated by ENARGAS. TGS provides midstream services, which mainly consist of treatment, impurity separation and gas compression. These services may also include gas extraction and transportation in the fields, construction services, inspection and maintenance of compression plants and gas pipelines, as well as steam generation services to produce electricity. This segment also includes revenues from telecommunication services provided through its subsidiary Telcosur.

This segment represented 6% of TGS’s total revenues in 2019, experiencing an 8% decrease in real terms compared to 2018, which is mainly accounted for by the mismatch between the inflation reflected in the restated financial information and the devaluation during the period over US$-denominated sales, as well as lower construction, operation and maintenance services, which were partially offset by the commissioning of Vaca Muerta’s gathering pipeline.

The construction of the 147-km gathering pipeline in Vaca Muerta formation started in April 2019, and its commissioning was successfully concluded throughout the year, with a total transportation capacity of 60 million m3 per day and a conditioning plant with an initial capacity of 5 million m3 per day. This pipeline required an investment of US$260 million, and the execution of long-term gas transportation and conditioning agreements with gas producers was key to its development. Additionally, in February 2020 TGS approved the expansion of the conditioning plant with an additional investment of US$15 million.

Moreover, as of the date hereof TGS has a portfolio of projects under assessment which will contribute to the development of unconventional resources in Vaca Muerta. In 2019, we conducted a pre-feasibility study for the development of a liquefaction plant in the City of Bahía Blanca aiming to increase export opportunities and reduce import needs in the winter period. In 2019, we moved forward with this project to reach the final investment decision. We have also made progress on the pre-feasibility study for the construction of a new liquids processing plant in the town of Tratayén, which will allow for the enhancement and growth of the liquids business.

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Refinor

Pampa has a 28.5% interest in Refinor, a company that owns the only refinery in the North of Argentina, located at Campo Durán, Province of Salta. The nominal processing capacity of the topping unit is 25.8 kbbl per day, whereas the two turboexpander plants’ nominal processing capacity reaches 20.3 million m3 of gas per day. Besides, Refinor operates a 1,108 km multiproduct pipeline extending from RCD (Salta) to Montecristo (Córdoba).

RCD receives condensed and crude oil from the Noroeste Basin in Argentina, and natural gas from the Noroeste Basin in Argentina and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines. In 2019, the average daily processing of crude oil amounted to 5,852 bbl. In turn, gas processing reached a daily average of 6.9 million m3.

In 2012, an agreement was executed with ENARSA, currently IEASA, whereby Refinor would provide compression services for the gas IEASA imports from Bolivia. This agreement was later amended to increase the gas compression capacity (up to a volume of 26 million m3/day), and keeping its term until April 2019. This agreement was renewed in 2019 and will be in effect until April 2021, with a compression capacity of 21 million m3 of gas per day.

As of December 31, 2019, Refinor had a commercial network of 90 GSs in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca, and Chaco. The network offers a high-performance fuel line: Premium Max (97 octanes), Super Max (95 octanes), Eco Diesel Max and Eco Diesel Premium Max.

In 2019, sales of gasoline, GO, raw gasoline and other liquid fuels amounted to 478 dam3, which represents a 10% year-on-year decrease. LPG sales amounted to approximately 74 kton in 2019, experiencing a 62% decrease compared to the previous year.

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9.   Human Resources

At Pampa, we work with passion and enthusiasm. Guided by our values, we strive for excellence and continuous improvement to meet the market demands and continue growing on a daily basis. The Company supports several practices aimed at human resources training, development, attraction, loyalty and management, thus creating a favorable context for the achievement of organizational results.

In 2019, the strategy of the Human Resources Department was oriented towards talent development and knowledge management. We launched the second edition of our young professionals’ program, Pampa’s Young Talent, and we are working on improving our value proposal based on development and benefits with a strong focus on the employee experience.

We also launched the self-management and learning modules at SuccessFactors to boost the agility of our culture. As regards communication, we have defined a new paradigm and strategy based on proximity and the knowledge of the businesses and people making up the Company. We continue working daily to maintain labor relationships based on respect for people, rule of law and a positive work environment.

9.1    Recruitment and Selection

To cover vacant positions in the different assets and corporate sectors, we recruit dynamic profiles representing our team working culture, the search for excellence, and system-thinking.

We conducted the second edition of the ‘Young Talent’ Program, whereby Pampa incorporated 13 new young professionals with high potential in core business teams and corporate areas. The purpose of the program is to incorporate new generations so that they may develop a long term career in an industry that requires highly specialized professionals, thus contributing to the sustainability of the business and the country's future growth.

9.2    Professional Practice / Internships

In 2019, the Company continued conducting professional practices in its different plants jointly with technical schools so students could get acquainted with professional and work environment. This practice has allowed students to take part in selection processes for positions similar to actual professional functions, and some of them have been finally hired by the Company.

We also have interns who, while pursuing their university studies, began to develop an experience of learning, practical training and application of knowledge acquired in their career in an organization. In 2019, we conducted internships in different sectors such as: Accounting, Risks and Insurance, Production and Engineering, Finance, Human Resources, Planning and Management Control, etc.

9.3    Planning of Human Resources

Our human capital management processes, policies and practices are geared towards the development of talent and organizational skills, leadership strengthening and the development of a high-performing culture to attain business goals.

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9.4    Compensation and Benefits

Pampa’s policy on compensation is based on ensuring external competitiveness and maintaining in-house equality. Thus, at Pampa we work with different surveys which allow us to adjust our benefit packages and wage structure in line to those offered in the market. In 2019, the Company granted increases aligned with those offered by the labor market to personnel not subject to collective bargaining agreements, and salaries were adjusted according to collective bargaining agreements for unionized employees.

As regards benefits, we have developed a program with an identity representing all initiatives considered as such. This identity consists of 5 main axes which allow for segmenting proposals focused on experiences, family, time, health and finance. The challenge for 2020 is that employees may get to know the proposals we have for them, matching these proposals with their needs or preferences.

9.5    Relations with Unions

Throughout our history, we have kept constant relationship with unions and professional organizations in each of the businesses where we operate. This exchange, based on mutual respect, dialog and constructive negotiation, has allowed us to develop bargainings focused on the search for common interests, and facilitates the development of activities in changing social and economic contexts. The maturity in these relationships has allowed us to face challenges posed by constantly changing scenarios.

In 2019, we actively participated in business chambers conducting labor and conventional negotiations, both at national and regional levels, taking part in the committees representing them and responsible for negotiations. The negotiation processes conducted by our subsidiaries have been monitored throughout their course.

9.6    Management of Personnel

In 2019, we concluded the implementation of SuccessFactors Employee Central module, a self-management platform which, together with the payroll consolidation operated in SAP in 2019, has contributed to the achievement of a more functional and efficient management of payroll and accounting records.

Moreover, within the framework of incorporating more technological tools into our processes, in December 2019 we launched the digital payslip pilot test in two areas of the Pampa Building; besides, we continued with the control management of working hours in our power plants through the LENEL system, in coordination with the Assets Security area.

In addition, a bidding process for employees’ life insurance was performed in the last quarter of 2019, which entailed, besides the unification of insurance, a significant improvement in terms of capital, premiums and covered risks. Furthermore, as regards medical insurance, we continued with the voluntary unification process started in the previous year at CTLL, CTG, HIDISA and HINISA’s personnel that is not under the Collective Bargaining Agreement and also have incorporated CPB and the Pampa Building in this process.

During 2020, we will continue pursuing our digitalization efforts, implementing the digital payslip for the rest of the Company’s employees, and we will complete the installation of time control equipment in locations which did not have this system to continue strengthening the goal of achieving more agile and efficient procedures. We will also undertake the digitalization of physical files and area processes.

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9.7    Training and Development

In 2019 we invested more than 76,000 man-hours in training, aiming at accompanying the development of our employees, mainly focused on technical, business, skills and leadership training, including the following:

•

Pampa Skills Development Program, targeted at positions with no employees reporting to them and wishing to develop some of the skills of the model defined by the Company. In 2019, more than 330 employees participated, with an investment of more than 6,200 man-hours. The program included visits to plants, business simulators, face-to-face workshops and virtual materials;

•

Leadership Development Program, which consisted of the training of all Pampa leaders, distributed in three programs: Managers, Heads and Supervisors. In total, about 380 leaders participated, with the investment of more than 10,800 man-hours, the contribution of 2 counselors, and more than 45 coaching processes were performed;

•	First edition of the Introduction to Leadership Program, geared at senior professionals with the purpose of strengthening their individuals and team management skills;
•

We accompanied the academic training of employees who participated in Master’s Degree and Specialization Programs; we organized Effective Oral Presentations and technical training courses, and participated in congresses both locally and abroad;

•	We launched an e-learning platform, through which we can manage all trainings in a more agile, flexible and effective way;
•

At Pampa, we encourage internal development. Therefore, whenever there is a vacancy, we first make an internal search looking for the proper profiles to cover it. In 2019 we had 43 internal transfers of employees not covered by collective agreements, in corporate areas as well as the E&P and Power Generation businesses.

•

We have developed a methodology to map our employees based on their development, commitment and personal aspirations to undertake more responsibilities or new challenges. As a result of this mapping, leaders could choose different possible development initiatives to assign to each employee.

9.8    Internal Communications, Working Environment and Culture

Pampa’s culture is based on an integrated, professional and flexible model which articulates diversity and integrates our values, practices and objectives. In 2019 we focused on streamlining our communications to make them more agile and effective, generating greater knowledge of our business by our employees and reinforcing a culture of recognition based on our values. The main initiatives conducted were the following:

•

The implementation of Kaizala, Microsoft’s messaging application which allows us to reach our employees through their mobile phones with instant, friendly, and participative communications. At the same time, working teams use it to stay in contact and optimize management. As of this date, we have reached an approximate 70% adoption rate;

•

The development of the ‘Knowing Our Businesses’ program encouraging employees to get a more thorough knowledge of the operation and specific characteristics from each of our businesses. We have organized visits to operating facilities, breakfast gatherings with our CEO, a business simulator and open lectures with leaders of each business;

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•

The launching of the recognition program ‘A round of Applause!’, through which Company leaders recognize individuals in their teams who are examples of the five values of Pampa’s culture: teamwork, excellence, entrepreneurial spirit, integrity and accountability. More than 100 employees were recognized and received a voucher with experiences as a gift;

•

The 1st edition of ‘#PampaInspira’ (Pampa Inspires), an initiative conceived at the closing event of the Leadership Development Program 2019 edition, but later spread throughout the Company. Different Pampa leaders shared, through inspiring talks, their development, transformation and entrepreneurship stories; and

•	The continuation of the ‘Family Day at Pampa’, an annual event where employees receive close relatives at offices and plants to share a different day.

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10. Community and Pampa Energía Foundation

Programs and social investment actions performed by Pampa are part of a strategic model for establishing relationships with our stakeholders led jointly with the Pampa Energía Foundation. With a strong commitment to society, we develop programs oriented towards improving the quality of life of individuals and strengthening the capabilities of the institutions of the communities where we operate.

To support the development of the community on an orderly way and set clear, measurable and assessable goals and intervention modalities, in 2019 we redefined our social investment strategy based on three axes:

•	Education: a key element for individuals’ growth and autonomy, and a necessary condition to access professional and work training;
•	Employment: a driver for the effective development of individuals in the short term, and of communities in the medium and long term; and
•

Social inclusion: a trend consisting of bringing opportunities and resources to individuals so that they may actively participate in the social, environmental, cultural and economic activities of their communities.

As a company committed to managing the economic, social and environmental impacts of our business, through our social investment and the voluntary support of our employees, we intend to contribute to the Sustainable Development Goals (SDG) in which we can contribute the most to the common good: SDG 4 (quality education), SDG 7 (affordable and clean energy), SDG 8 (decent work and economic growth) and SDG 12 (responsible consumption and production). We rely on the background and the importance of the efforts by social organizations and public bodies, therefore we have partnered with them for the development of social investment initiatives. SDG 17 (partnerships for the goals) is cross-cutting to all our initiatives.

10.1  Education and Labor Placement Training

We believe that education is the key to development and social and labor market inclusion. Therefore, we seek to provide equal opportunities to children and young people in vulnerable situation.

Accompaniment in Educational Paths

Through the granting of scholarships and the development of soft skills, we seek to support the completion of technical secondary education studies and the entry into university and college of teenagers living in the Provinces of Neuquén, Salta, Mendoza, Buenos Aires and Santa Fe.

Young people participating in the program receive monthly financial assistance and personalized support through mentoring, trainings and educational trips. In turn, they are offered the possibility to get acquainted with formal work environments and perform activities so they may envision concrete employment possibilities in the future.

In 2019, we accompanied 1,082 students in the last three years of technical secondary education and 349 university and college students, of which 421 secondary students and 25 university students graduated from courses of study associated with our businesses, mainly engineering.

We believe that the students’ educational paths may not be conceived in isolation from their environment, therefore we work bringing proposals to institutions contributing to students’ learning improvement: providing tools for teacher training and educational management, and allocating a budget to the improvement of the institutions’ facilities and equipment.

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In 2019, we offered 8 workshops to 59 teachers of primary schools in the City of Bahía Blanca, and in the Provinces of Mendoza and Neuquén under the Energy Researchers project (Investigadores de la Energía) which deals with topics associated with energy, its sources, efficiency and benefits. The tools incorporated by teachers were implemented with 990 students.

Moreover, we continued supporting the Learning Schools Network program fostered by the Ministry of Education of the Government of the Province of Buenos Aires geared at providing training to 1,914 principals and 7,214 teachers; and we granted 15 scholarships for the Educational Management at Escuela Superior de Economía y Administración de Empresas. At the secondary level, together with the National Institute of Technical Education, we conducted the Trainers’ Training program, an initiative that provided tools to 310 teachers for the planning and implementation of the students’ professional practices. We organized 12 meetings in the Provinces of Mendoza, Neuquén and Salta.

As part of our commitment with the improvement of educational and community institutions, we performed refurbishments and donated equipment to schools, universities, and training and community centers of the communities where we operate. In 2019, we invested more than AR$4.4 million in schools, universities and educational institutions.

Labor Placement Training

We conducted professional practices and first job workshops so that secondary, college and university students may consolidate, integrate and develop knowledge and capabilities matching the professional profile they are developing and increase their employability opportunities.

In 2019 we continued fostering professional practices for more than 191 students attending the last years at technical schools, who performed practices at Pampa and the Group’s subsidiaries, as well as in projects in association with other institutions, totaling more than 20,000 practice hours. 49% of these students also participated in our secondary school scholarships program. In turn, at the university and college level, 30 grantees performed professional practices and internships and, since the beginning of the Educational Paths Escort program, 19 grantees have been hired in different assets of the Pampa Group.

In the Provinces of Buenos Aires and Salta, we conducted 8 first-job workshops with the attendance of 1,270 near graduates from secondary school.

10.2  Local Assessment and Development of Community Impact Projects

Strategic Alliances for Community Development

We believe in the creation of shared value, therefore we design and execute local development projects in coordination with municipalities and civil organizations. These projects arise from dialog and mapping processes with our stakeholders, whereby we identify difficulties in each community and define strategic lines of action with reference to our business.

We understand that the relationship between the Company and its stakeholders is cross-cutting throughout the business. In 2019, we worked with leaders and heads of different Company areas, incorporating a strategic view and defining the direction, scope, priorities and issues to address regarding each stakeholder. We organized 5 workshops, provided training to 56 employees and developed 6 analysis matrices aiming to move forward with the action plan in 2020, including the following:

Sustainable Energy

As a power company, we develop social projects facilitating access to energy through renewable sources and the improvement of energy efficiency. We worked in partnership with 500RPM to improve access to energy in rural communities through the installation of low power wind turbines. Since 2018, we implemented two projects in kindergartens and primary schools in Coronel Rosales, Province of Buenos Aires, attended by 32 children. This is a participatory project which involved more than 100 technical schools’ students and their teachers in training and construction, as well as 27 volunteers of the Company. The wind turbines have a power capacity of 350 watts and generate about 1,570 kWh annually.

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In the Province of Salta, we have been working since 2017 with Fundación Solar Inti accompanying 20 women and their families of the guaraní community in Piriquenda through the self-construction of eco-stoves and kitchens, and cooking and entrepreneurship workshops. In 2019, we measured the positive impact in the life of 148 people and their environment: preventing the logging of 462 native trees and the burning of 39 tons of firewood per year, a 50% reduction of the smoke in homes and an average of 1 ton of GHG per year and per family, as well as a decrease in the consumption of gas bottles, which helped to improve household economy. Furthermore, in association with companies taking part in the Industrial Union of Salta, we supplied eco-stoves to 25 Rural Early Childhood Centers attended by 750 people.

In the Province of Neuquén, in partnership with the Ministry of Education and the National Institute of Industrial Technology, we started an assessment aiming to improve energy efficiency in two schools. These actions are added to the efforts made in Technical School No. 10 of Plaza Huincul where, thanks to the purchase of measuring equipment and a capacitor bank, monthly savings for about AR$400 thousand were achieved.

As regards environmental education, together with companies making up the AcercaRSE group and Interindustrial Committee for Environmental Conservation of Campana-Zárate (Comité Interindustrial de Conservación del Ambiente Campana-Zárate), we have been implementing the ‘La Basura Sirve’ (Waste Is Useful) program since 2009. In 2019, the program was developed in 13 schools of the towns of Campana, Zárate and Lima, reaching 4,500 students, with the training of teachers, the organization of workshops and the presentation of circus performances to raise awareness on the improvement of the environment and education, and the strengthening of waste separation, collection and recycling. Moreover, we developed a renewable energies and environmental protection workshop for 30 students of the primary school Virgen de Fátima de Piquirenda, in the Province of Salta.

Skills Training and Support to Productive Entrepreneurships

We foster the development of productive activities and the creation of decent work through the development of courses on skills for job profiles associated with our business or in demand in the community, and we provide support to productive entrepreneurships towards social and/or environmental benefit.

In 2019 we offered 6 skills training courses to more than 130 people. In the Province of Buenos Aires, together with the Formar and Tzedaká Foundations, we offered basic electricity workshops to 86 adults. In the Province of Neuquén, we organized Operation and Maintenance of Electric Facilities and Equipment courses, as well as the Gas Plant Operator Course together with the National Technological University for 18 people of the Cutral Có community. Lastly, jointly with the Haciendo Lío organization and the Municipality of Morón, we offered manicure and social network management courses for 28 youngsters and adults of the Carlos Gardel neighborhood.

Besides, we supported social productive entrepreneurships in the communities where we operate. We donated inputs for the production and sale of materials of the Accervil Sheltered Workshop, which employs 45 people with disabilities. Moreover, we encourage inclusive and responsible consumption with Pampa employees through campaigns such as Solidarity Easter and Entrepreneurs’ Fair in alliance with 5 organizations focusing on labor placement: Hogar San José Providente de José C. Paz, Instituto de Adoratrices de la Eucaristía de Roldán, Centro de Formación Profesional y Hogar de Cristo Don Bosco de Zárate, the Formar Foundation, and the 100% Nuestro Program in the City of Buenos Aires. In our Neuquina Basin asset, we support Los Chihuidos Rural Development Association through donations for the development of forage programs benefiting more than 70 farmers.

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Enhancement of Local Organizations

We assist in the improvement of the institutional management of the organizations with which we coordinate projects by supporting projects developed by them. With the purpose of strengthening leaders and volunteers, in 2019 we granted 9 post-graduate scholarships in social organizations jointly with the San Andrés University and the Argentine Catholic University.

In partnership with Food Bank Foundation (Banco de Alimentos), we accompanied the Carlos Menem Jr. Soup Kitchen in General Güemes, Province of Salta, which provides daily assistance to 120 children.

Pampa’s Volunteering Program

At Pampa we are convinced that our employees are our main asset, and that we are responsible for creating shared value in and with the communities where we operate our assets. With ‘Pampa Volunteering’, we seek to generate a space where, through the Volunteering Committees, employees may draw up proposals contributing to solving social difficulties identified at the local level and allowing in turn to reinforce each asset’s links with the community, contribute to its socio-economic and community development, and strengthen the organizational culture and the employees’ sense of belonging.

After holding periodical meetings to reflect on the proposed intervention strategies, each assets’ committee members define action plans for volunteering activities and their coordination with strategic partners at a local level. In 2019 we fostered 49 actions, thanks to the participation of more than 1,300 volunteers, dedicating more than 19,000 hours to humanitarian activities. We currently have 9 active Volunteering Committees, and 3 others are in the process of being established.

Professional Volunteering

We encourage employees’ involvement and participation in activities in which they can put their specific skills and expertise into action to support causes, projects and organizations needing them through counseling, technical talks and technical-professional expertise.

With the purpose of contributing to the training of students of all educational levels by getting to know our productive processes, facilities and working methodology, as well as the people making up Pampa, we organized visits to our plants as part of the Open Doors program.

In 2019 we received more than 2,400 students in our assets and offered workshops at schools for more than 350 primary and secondary students. At Pampa Building we organized, jointly with the Pescar Foundation, for the first time a Pescar Educational Center with the purpose of providing personal and job training to 20 young people aged 18-24 in vulnerable situation to favor their social and labor integration in the administrative area. Pampa volunteers offered trainings and mentoring, dedicating more than 200 hours to this activity. After the implementation of the center, more than 50% of them have joined formal jobs.

Annual Campaigns

More than 150 volunteers participated in the Blood Donation Drive in the Provinces of Buenos Aires, Salta, Mendoza and Neuquén, in partnership with local organizations encouraging voluntary blood donation.

With the ‘2019: A Sound Beginning’ campaign, employees of our assets collected and donated school supplies to more than 600 students attending 8 institutions in the communities where we operate.

In the winter, and in partnership with 8 civil organizations, we developed again the ‘Together Against Cold Weather’ campaign with the purpose of assisting people in vulnerable situation. The activities included a winter clothing collection and the sorting of kits based on size and gender, night walks to assist people in need, and the making of blankets and scarfs. More than 1,000 people received our donations in the Cities of Buenos Aires and Bahía Blanca, Province of Buenos Aires, and in the City of San Rafael, Province of Mendoza.

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Every December 5, International Volunteer Day established by the UN, Pampa’s assets join the ‘A Christmas Eve for Everyone’ campaign. Volunteers get organized so that families in vulnerable situation may receive gift boxes with food and gifts to share during the holiday season’s celebrations. 4,250 people received complete boxes thanks to the largest humanitarian action of the year, which involves more than 500 employees.

Refurbishments and Enhancements in Organizations of Our Community

We organized events for educational and social institutions, where volunteers may add value and/or improve spaces in kindergartens and several educational and social institutions. In 2019, we implemented 3 actions benefiting 165 people of all ages, thanks to the participation of 78 volunteers and a AR$380 thousand investment. The beneficiary organizations were: Anide Home, in the town of San Lorenzo, Province of Santa Fe; Don Bosco Club, in San Rafael, Province of Mendoza; and the Senior Adults’ Day Club in the neighbourhood of Flores, City of Buenos Aires.

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11. Information Technology

In 2019, we redefined the strategy of the Information Technology Department through the implementation of a strategic map containing goals, indicators and initiatives associated with four different perspectives: financial, customer, processes and human capital. Numerous projects and initiatives were implemented aiming to optimize and digitalize processes in the Company’s businesses and corporate areas.

In the power generation business, support was provided in the construction of failure predictive models for the resolution of different scenarios, and a solution was implemented for the operation analysis and tracking of power production in wind farms.

At CTLL and CTGEBA, a document manager was implemented, optimizing the organization and management of files, images, plans and other documents, creating a single, secure and always-available repository. Moreover, at CTG, CPB, CTP and in the dispatch center a log solution was implemented for recording and tracking of operational developments. Besides, within the framework of the acquisition of CTEB, the reliability and availability of IT services at the plant were improved through the integration of systems and processes.

In the E&P business, development plans integrating all information on production and budgets were implemented, thus achieving higher flexibility for the generation of scenarios and facilitating decision-making. Moreover, the gas pre-billing process was automated, integrating dispatch and billing processes in order to have a single source of commercial information, and an operating efficiency tracking solution was implemented, optimizing controls of productive processes.

In corporate areas, for the Human Resources area, the SuccessFactors system was expanded through the training module, and the digital payslip project was launched. For the Procurement area, SAP Ariba functionalities were expanded to streamline purchase transactions. In this line, new inflation-adjustment and US$ as functional currency functionalities were implemented.

Accompanying digital transformation, the automatic processing for the Accounts Payable area was implemented, and the processes for budget creation and tracking of expenses and investments, insurance management, QSELH and assets security were digitalized. Moreover, the migration of information to the cloud continued, and blade servers were replaced by a hyperconverged system, thus increasing processing speeds.

Finally, as regards information security, an assessment of the current scope of information security governance was performed, and an action plan was designed to bring current resources and technology to the levels recommended by the industry’s standards and best practices (ISO 27001, NIST and CIS controls).

With the purpose of minimizing operational risks and facilitating compliance with the required legal frameworks and standards, new modules of the GRC (Governance, Risk and Compliance) system were implemented, and we continue working on raising our employees’ awareness on risks associated with information security, promoting the responsible use of technological resources and strengthening our assets’ operative areas on cybersecurity aspects. In this respect, an annual information security awareness program was developed, closing with the Information Security Week event, which included workshops and talks on the topics covered throughout the year.

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12. Quality, Safety, Environment and Labor Health

Pampa considers that economic progress should be sustainable and be attained through the implementation and improvement of a management system committed to all stakeholders: shareholders, customers, employees, community, suppliers and control bodies, with a focus on quality, personal health and safety, environmental care and energy efficiency.

Pampa applies its QSELH policy in all its businesses through guidelines establishing good practices, ensuring compliance with regulations, and pointing the way towards continuous improvement in QSELH. In 2019, Pampa completed the first QSELH guidelines’ assessment and improvement program in all its assets, and its results were used as a reference for 2019 and 2020 planning.

Moreover, in 2019 Pampa continued advancing management programs in all its operations, allocating important resources to staff training; besides, it furthered the development and strengthening of Pampa’s culture in QSELH aspects through an integrated and aligned management.

12.1  Management Quality

Pampa furthers its management quality using international ISO standards and the National Quality Prize model as references. The main applicable QSELH methodologies are the following: policies and guidelines, risk management, certified management systems, and daily management quality, which comprises standards and anomalies, audits and actions, and improvement teams.

In 2019, the QSELH risk management matrix was updated to facilitate the integrated assessment of the most relevant risks, and the first evaluation cycle, scheduled to be conducted from December 2019 to April 2020, was launched in all the assets.

All Pampa assets maintain their management systems third-party certifications from the Argentine Accreditation Organization, under ISO 14001 (environmental management) and OHSAS 18001 (occupational health and safety management) standards. The power generation and petrochemicals’ assets are certified under the ISO 9001 standard, and, specifically, CTGEBA has also been certified under the ISO 50001 (energy management) standard. The certification under the ISO 14001 standard was also achieved at PEMC, and PEPE II and III. External audits are conducted on an annual basis to guarantee adherence to the requirements of the above-mentioned standards, and internal audits by qualified Pampa staff and contractors have also been conducted.

Moreover, in 2019 Pampa started the certification process for the new ISO 45001:2018 standard, which replaces OHSAS 18001, reinforcing safe and healthy management at the workplace. Seven induction workshops were offered, and certifications are expected to be completed between 2020 and early 2021. CTGEBA was certified under the new standard, and also received the Efficient Argentina award, granted by the National Subsecretariat of Renewable Energies and Energy Efficiency, in the Energy Management category.

As regards quality in daily management, in early 2019 the anomalies management process was reviewed, and the action management was launched at E&P, strengthening contractors’ control and performance improvement. In July 2019, a global QSELH improvement project for applications operating in the SharePoint and Qlikview platforms was launched, offering a solution which is more agile, modern and customized to Pampa’s needs.

With the purpose of improving operations and results through teamwork, since 2013 selected Pampa’s Improvement Teams have been participating in the National Annual Meeting for Continuous Improvement organized by Argentine Society for Continuous Improvement (Sociedad Argentina Pro Mejoramiento Continuo), where knowledge and experiences are shared. In 2019 Pampa presented two experiences: Design and Printing of Blocking Elements at HPPL, and Redesign of the Auxiliary Cooling System at CTLL’s Combined Cycle.

Pampa Energía ● 2019 Annual Report ● 115

12.2  Health and Safety

Pampa has advanced with the definition and periodic monitoring of its safety goals through the QSELH indicator board, as well as with the development of initiatives to improve safety management and performance in each asset. In 2019, we worked with the Health and Safety Golden Rules, which are targeted to all Pampa employees to protect individuals performing high-risk tasks. These rules are mandatory, and a part of the daily activities.

In this sense, a Work Permits System Manual was drawn up focusing on a comprehensive risk analysis during the tasks’ planning stage. In 2019, 4 workshops were organized for specialists of each of our businesses to meet their specific needs.

In terms of human behavior, one of the pillars of QSELH management, a comprehensive review of the Behavioral Preventive Observations tool was made focusing on the approach to people, the search for commitment and increased awareness on prevention, and compliance with the golden rules during such observations.

As regards industrial hygiene, we continued working on quality improvements in hygiene risk maps, covering chemical, physical and ergonomic risks. Assessments were conducted, and measurements of both work, environments and individual dosimetries, were optimized, resulting in several plant improvements geared at minimizing risks.

12.3  Environment

Pampa’s operations are conducted within a context of sustainable development. Pampa is committed to the protection of the environment and endeavors to make a rational use of natural resources in each of its projects by applying proper and economically viable technologies.

Pampa continues managing environmental risks to prevent the occurrence of undesirable events and/or to minimize their impact by developing actions and programs such as that for the integrity of aerial and underground pipelines and tanks. The Risk Management Matrix (MGR-QSELH), a tool to be implemented in 2020 through ad hoc technical teams, will focus, among other aspects, on anything which has a potential risk of damage to verify the proper implementation of the corrective measures. In addition, monitoring and environmental studies are performed to become acquainted with different environmental situations.

In line with the country’s energy requirements and aiming to have an active participation in the diversification of the Argentine energy matrix, in 2019 Pampa started operations of PEPE II and III, with a total installed power capacity of 106 MW, and important progresses were made at CTGEBA’s closing to combined cycle, which will become operative by mid-2020, adding 383 MW. In June 2019, Pampa acquired CTEB in partnership with YPF, and will operate the power plant over the next 4 years, with a 567 MW capacity, participating in its closing to combined cycle, which will add an additional 280 MW power capacity.

12.4  Response to Emergency

Pampa endeavors to prevent undesirable events; even so, it is fully prepared to provide a prompt and effective response to emergencies in order to minimize possible consequences. In 2019, the Company continued making periodic emergency response simulations in terrestrial and aquatic scenarios, promoting the observance of established practices and specific improvements which are incorporated into the integrated management system.

In order to develop the necessary skills and competencies to execute emergency plans and coordinate the necessary activities if an undesirable event occurs, practices and training are performed based on the roles established in the Emergency Response Plans. In 2019, critical emergency scenarios in the power generation business were surveyed and updated, and this process will be extended to the rest of the businesses in 2020.

Pampa Energía ● 2019 Annual Report ● 116

Moreover, in 2019 we started a survey on the condition of fire detection and suppression systems with the purpose of evaluating their proper working condition and response capacity. We also provided basic training on the emergency response methodology known as Incident Command System, which will be worked on with each business during 2020.

12.5  Labor Health

In 2019, Pampa continued implementing the policy on the use of alcohol, drugs and psychoactive substances. Moreover, the Preventive Labor Environments certification granted by SEDRONAR and COPOLAD was obtained in all assets operated by Pampa, aiming to recognize the implementation of preventive programs in work environments, which involves the development of the prevention and effective actions policy based on the employees’ welfare.

Aiming to promote the biopsychosocial health of all its members, in 2019 Pampa continued advancing the Labor Health Management. Occupational and risk medical exams were performed to more than 2,000 employees, and individual feedback was provided for the granting of the Certificate of Physical Fitness. Furthermore, the Labor Health qualification for contractors was completed.

As regards prevention, Pampa continued implementing the physical activity program, as well as flu and tetanus immunization campaigns. Moreover, the cardio-protection program continued, aiming to train staff so that they may provide immediate assistance through Cardiopulmonary Resuscitation (CPR) and the use of the automated external defibrillator (AED). In 2019 and jointly with Experta ART, CPR courses were given in all Pampa assets with the use of AED and First Aid training, and we achieved the certification as a cardiac-safe company.

On the other hand, together with Pampa Foundation, a blood donation campaign was conducted through the implementation of voluntary blood donation drives, collecting 158 blood bags. This practice continues being organized on a systematic basis in all our assets to strengthen the bonds among Pampa, its staff and the community.

Pampa Energía ● 2019 Annual Report ● 117

13. Results for the Fiscal Year

Pampa, the largest independent energy integrated company in Argentina, focuses its business on the electricity value chain by participating in the generation, transmission and distribution of electricity, as well as in the gas value chain by taking part in E&P and midstream. The following table summarizes the consolidated ratios obtained during fiscal year ended December 31, 2019, compared to the last fiscal years:

	12.31.2019	12.31.2018	12.31.2017	12.31.2016
Liquidity	1.60	1.29	1.25	0.77
Solvency	0.74	0.46	0.53	0.47
Immobilized Capital	0.76	0.73	0.65	0.77
Yield	0.272	0.160	0.211	0.068

Through its subsidiaries and share participations in joint businesses, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments for continuing operations:

•

Power Generation, consisting of the Company’s direct and indirect interests in CPB, CTBSA, HINISA, HIDISA, PACOSA, Greenwind, TMB, TJSM; as well as power generation activities through CTG, CTP, CTLL, CTGEBA, CTPP, CTIW, EcoEnergía power plants, PEPE II and III wind farms and the HPPL dam, and its equity interest in Enecor;

•	Electricity Distribution, consisting of Pampa’s direct interest in Edenor;
•	Oil and Gas, consisting of the Company’s own interests in oil and gas blocks, as well as interests in its associates OldelVal and OCP;
•	Petrochemicals, comprising styrene and the catalytic reformer unit’s own operations developed in plants in Argentina; and
•

Holding and Others, consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over the high voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively, as well as the Company's interest in its associate Refinor.

It should be pointed out that the analysis of results for fiscal year 2018 has been made for continuing operations.

Pampa Energía ● 2019 Annual Report ● 118

13.1  Consolidated Income Statement by Segment, Fiscal Year 2019 (US$ Million)

Consolidated profit and loss information (as of December 31, 2019)	Generation	Electricity distribution	Oil and gas	Petro-chemicals	Holding and others	Eliminations	Consolidated
Revenue	819	1,502	174	321	20	-	2,836
Intersegment sales	-	-	270	-	-	(270)	-
Cost of sales	(466)	(1,225)	(313)	(298)	-	270	(2,032)
Gross profit	**353**	**277**	**131**	**23**	**20**	-	**804**
Selling expenses	(3)	(122)	(12)	(9)	(2)	-	(148)
Administrative expenses	(36)	(65)	(47)	(4)	(22)	-	(174)
Exploration expenses	-	-	(9)	-	-	-	(9)
Other operating income	9	10	8	4	9	-	40
Other operating expenses	(11)	(43)	(11)	(9)	(12)	-	(86)
Impairment of property, plan and equipment	(52)	-	(10)	-	-	-	(62)
Results for participation in joint businesses and associates	13	-	21	-	67	-	101
Agreement from regularization of liabilities	-	285	-	-	-	-	285
Operating income	**273**	**342**	**71**	**5**	**60**	-	**751**
RECPAM	-	187	-	-	-	-	187
Financial income	51	20	18	1	7	(1)	96
Financial expenses	(82)	(112)	(94)	(8)	(4)	1	(299)
Other financial results	86	(62)	84	18	(13)	-	113
Financial results, net	*55*	*33*	*8*	*11*	*(10)*	-	*97*
Profit before income tax	**328**	**375**	**79**	**16**	**50**	-	**848**
Income tax	(80)	(178)	(16)	(5)	231	-	(48)
Profit of the year	**248**	**197**	**63**	**11**	**281**	-	**800**
Attributable to:							
Owners of the Company	*239*	*98*	*63*	*11*	*281*	-	***692***
Non-controlling interests	*9*	*99*	-	-	-	-	***108***

Consolidated statement of financial position (as of December 31, 2019)	Generation	Electricity distribution	Oil and gas	Petro-chemicals	Holding and others	Eliminations	Consolidated
Assets	1,472	1,480	1,261	136	1,527	(192)	**5,684**
Liabilities	1,226	1,792	465	122	(160)	(170)	**3,275**

Pampa Energía ● 2019 Annual Report ● 119

13.2  Consolidated Income Statement by Segment, Fiscal Year 2018 (US$ Million)

Consolidated profit and loss information (as of December 31, 2018)	Generation	Electricity distribution	Oil and gas	Petro-chemicals	Holding and others	Eliminations	Consolidated
Revenue	604	1,484	458	338	36	-	2,920
Intersegment sales	2	-	63	-	-	(65)	-
Cost of sales	(273)	(1,136)	(287)	(334)	-	63	(1,967)
Gross profit (loss)	**333**	**348**	**234**	**4**	**36**	**(2)**	**953**
Selling expenses	(1)	(134)	(19)	(13)	(4)	-	(171)
Administrative expenses	(41)	(76)	(56)	(6)	(27)	-	(206)
Exploration expenses	-	-	(1)	-	-	-	(1)
Other operating income	11	9	141	5	15	-	181
Other operating expenses	(17)	(44)	(114)	(20)	(6)	1	(200)
Impairment of property, plan and equipment	-	-	-	(32)	-	-	(32)
Results for participation in joint businesses and associates	(11)	-	37	-	92	-	118
Results from sale of equity share in companies	-	-	28	-	-	-	28
Operating profit (loss)	**274**	**103**	**250**	**(62)**	**106**	**(1)**	**670**
RECPAM	233	226	107	49	12	2	629
Financial income	52	18	15	1	14	(1)	99
Financial expenses	(85)	(132)	(79)	(15)	(6)	1	(316)
Other financial results	(365)	(50)	(512)	(39)	108	-	(858)
Financial results, net	*(165)*	*62*	*(469)*	*(4)*	*128*	*2*	*(446)*
Profit (loss) before income tax	**109**	**165**	**(219)**	**(66)**	**234**	**1**	**224**
Income tax	(3)	(49)	57	12	(34)	-	(17)
Profits (loss) for the year from continuing operations	**106**	**116**	**(162)**	**(54)**	**200**	**1**	**207**
Discontinued operations	-	-	49	-	31	-	80
Profit (loss) of the year	**106**	**116**	**(113)**	**(54)**	**231**	**1**	**287**
Attributable to:							
Owners of the Company	*100*	*61*	*(115)*	*(54)*	*231*	*1*	***224***
Non-controlling interests	*6*	*55*	*2*	*-*	*-*	*-*	***63***

Consolidated statement of financial position (as of December 31, 2018)	Generation	Electricity distribution	Oil and gas	Petro-chemicals	Holding and others	Eliminations	Consolidated
Assets	1,414	2,133	1,237	153	872	(137)	**5,672**
Liabilities	1,054	1,241	1,273	198	247	(136)	**3,877**

Pampa Energía ● 2019 Annual Report ● 120

13.3  Income Statement Analysis for Fiscal Year ended December 31, 2019, compared to Fiscal Year ended December 31, 2018

Consolidated net sales revenues of US$2,836 million for fiscal year ended December 31, 2019, 3% lower than the US$2,920 million for fiscal year 2018. The following decreases were registered: 15% (US$77 million) in oil and gas, 5% (US$17 million) in petrochemicals, US$16 million in our holding and others segment, and higher intersegment eliminations for US$205 million, partially offset by increases of 35% (US$213 million) in power generation and 1% (US$18 million) in electricity distribution.

Consolidated cost of sales of US$2,032 million for fiscal year ended December 31, 2019, a 3% rise compared to US$1,967 million for fiscal year 2018. The following increases were registered: 71% (US$193 million) in power generation, 8% (US$89 million) in electricity distribution, and 9% (US$26 million) in oil and gas, without variations in our holding and others segment, partially offset by an 11% (US$36 million) decrease in petrochemicals and higher intersegment eliminations (US$207 million).

Consolidated gross income of US$804 million for fiscal year ended December 31, 2019, a 16% decrease compared to US$953 million for fiscal year 2018. The following decreases were registered: US$71 million in electricity distribution, US$103 million in oil and gas, and US$16 million in our holding and others segment, partially offset by the following increases: US$20 million in power generation, US$19 million in petrochemicals and US$2 million in intersegment eliminations.

Consolidated operating profit of US$751 million for fiscal year ended December 31, 2019, a 12% increase compared to US$670 million for fiscal year 2018. The following increases were recorded: US$239 million in electricity distribution, US$67 million in petrochemicals and US$1 million in intersegment eliminations, partially offset by decreases of US$1 million in power generation, US$179 million in oil and gas, and US$46 million in holding and others.

Net financial results represented a profit of US$97 million for fiscal year ended December 31, 2019, compared to a loss of US$446 million for fiscal year 2018, mainly due to higher net profits of US$220 million in power generation, US$477 million in oil and gas, and US$15 million in petrochemicals, partially offset by lower profits of US$29 million in electricity distribution and US$2 million in intersegment eliminations, as well as higher net losses of US$138 million in holding and others.

Consolidated profit of US$800 million for fiscal year ended December 31, 2019, of which US$692 million are attributable to the owners of the Company, compared to US$224 million40 attributable to the owners of the Company for fiscal year 2018, explained by the profits reported in the power generation (US$239 million), electricity distribution (US$98 million), oil and gas (US$63 million), petrochemicals (US$11 million) and holding and others (US$281 million) segments.

40 It includes profits reported for discontinued operations (US$78 million).

Pampa Energía ● 2019 Annual Report ● 121

Power Generation Segment

Net sales in our power generation segment increased by 35% to US$819 million for fiscal year ended December 31, 2019, compared to US$606 million for fiscal year 2018. The following table shows net electricity sales (in GWh) for power generation plants:

In GWh	For the fiscal year ended December 31, 2019 Net Generation	2019 Purchases	2019 Total Sales	2018 Net Generation	2018 Purchases	2018 Total Sales
Hydroelectric						
HINISA	498	-	498	577	-	577
HIDISA	334	-	334	393	-	393
HPPL	823	-	823	886	-	886
Wind						
PEMC[1]	383	-	383	247	-	247
PEPE II[2]	122	7	129	-	-	-
PEPE III[2]	148	5	154	-	-	-
Thermal						
CTLL	5,096	-	5,096	4,748	-	4,748
CTG	755	137	891	1,674	553	2,227
CTP	53	-	53	134	-	134
CPB	1,106	-	1,106	753	-	753
CTPP	168	-	168	192	-	192
CTIW	312	-	312	274	-	274
CTGEBA	5,550	337	5,887	4,859	598	5,457
EcoEnergía	105	5	110	108	2	110
CTEB[3]	128	-	128	-	-	-
Total	**15,582**	**490**	**16,072**	**14,845**	**1,154**	**15,999**

Note: 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019. 3 Operated by Pampa (50% of equity stake) as from June 26, 2019.

Cost of sales increased by 71%, to US$466 million, for fiscal year ended December 31, 2019, against US$273 million for fiscal year 2018, mainly due to higher purchases of inventories, energy and gas for US$176 million, higher depreciation of property, plant and equipment for US$5 million, and higher rentals and insurance for US$5 million. The following table shows the main components of our power generation segment cost of sales for the specified periods:

Pampa Energía ● 2019 Annual Report ● 122

Therefore, our power generation segment gross profit increased by 6% to US$353 million for fiscal year ended December 31, 2019, compared to US$333 million for fiscal year 2018. Moreover, during fiscal year 2019, the sales gross margin had a 43% decrease, compared to 55% recorded in fiscal year 2018.

Selling expenses from our power generation segment increased to US$3 million for fiscal year ended December 31, 2019, against US$1 million for fiscal year 2018, mainly due to higher taxes, rates and contributions for US$1 million and higher doubtful accounts for US$1 million. The following table shows the main components of our power generation segment selling expenses for the specified periods:

In turn, administrative expenses decreased to US$36 million for the fiscal year ended December 31, 2019, from US$41 million for fiscal year 2018, mainly due to a US$5 million decrease in labor costs. The following table shows the main components of our power generation segment administrative expenses for the specified periods:

Pampa Energía ● 2019 Annual Report ● 123

Losses from other net operating income and expenses decreased by US$4 million, to a US$2 million loss, for fiscal year 2019, compared to a loss of US$6 million for fiscal year 2018, mainly attributable to a US$12 million loss recorded in fiscal year 2018 for the provision for contingencies, partially offset by higher taxes on bank transactions for US$4 million and a lower recovery of insurance for US$2 million. The following table shows the main components of our power generation segment for the specified periods:

Losses from other operating items increased by US$28 million to a US$39 million loss for fiscal year ended December 31, 2019, compared to a loss of US$11 million for fiscal year 2018, due to the impairment of property, plant and equipment for US$52 million recorded in fiscal year 2019, offset by higher net profits for US$24 million in results for participation in joint businesses. The following table shows the main components of our power generation segment for the specified periods:

Power generation operating income remained similar, at US$273 million, for fiscal year ended December 31, 2019, against US$274 million for fiscal year 2018. In 2019, the sales operating margin decreased to 33%, against 45% in fiscal year 2018.

Power generation net financial results accounted for a profit of US$55 million for the fiscal year ended December 31, 2019, compared to a loss of US$165 million for fiscal year 2018, mainly due to lower net foreign exchange differences (US$340 million) as a result of the change to US$ as functional currency as from fiscal year 2019, higher proceeds from current value measurement (US$90 million) and changes in the fair value of financial instruments (US$16 million), and lower net financial interest expenses (US$2 million), partially offset by the positive RECPAM (US$233 million) recorded in fiscal year 2018. The following table shows the main components of our power generation segment financial and holding results for the specified periods:

Pampa Energía ● 2019 Annual Report ● 124

Financial Results, in US$ million except %	Fiscal Years Ended December 31,			
	2019		2018	
Financial income				
Commercial interest	49	96.1%	50	96.2%
Financial interest	2	3.9%	2	3.8%
Subtotal	**51**	**100.0%**	**52**	**100.0%**
Financial cost				
Financial interest	-78	95.1%	-82	96.5%
Tax interest	-3	3.7%	-2	2.4%
Others	-1	1.2%	-1	1.2%
Subtotal	**(82)**	**100.0%**	**(85)**	**100.0%**
RECPAM				
RECPAM	0	0.0%	233	100.0%
Subtotal	-	**0.0%**	**233**	**100.0%**
Other financial results				
Changes in the fair value of financial instruments	32	37.2%	16	-4.4%
Foreign exchange differences, net	-1	-1.2%	-341	93.4%
Proceeds from current value measurement	49	57.0%	-41	11.2%
Other	6	7.0%	1	-0.3%
Subtotal	**86**	**100.0%**	**(365)**	**100.0%**
Total	**55**	**100.0%**	**(165)**	**100.0%**

Our power generation activities recorded an income tax charge of US$80 million for fiscal year ended December 31, 2019, compared to a charge of US$3 million for fiscal year 2018.

Finally, our power generation activities recorded a net profit of US$248 million for fiscal year ended December 31, 2019, of which US$239 million are attributable to the owners of the Company, compared to US$100 million attributable to the owners of the Company for fiscal year 2018.

Electricity Distribution Segment

Net sales from our electricity distribution activities increased by 1% to US$1,502 million for fiscal year ended December 31, 2019, compared to US$1,484 million for fiscal year 2018.

The cost of sales increased by 8% to US$1,225 million for the fiscal year ended December 31, 2019, compared to US$1,136 million for fiscal year 2018, mainly due to increases in energy purchases (US$106 million), depreciation of property, plant and equipment (US$8 million), fees for third-party services (US$6 million), and material consumption (US$6 million), partially offset by lower penalties (US$31 million) and lower labor costs (US$7 million). The following table shows the main components of our electricity distribution segment cost of sales for the specified periods:

Pampa Energía ● 2019 Annual Report ● 125

Therefore, gross profit from our electricity distribution activities amounted to US$277 million during fiscal year ended December 31, 2019, compared to a profit of US$348 million for fiscal year 2018. Moreover, during fiscal year ended December 31, 2019, the sales gross margin decreased to 18% compared to 23% recorded in fiscal year 2018.

Selling expenses decreased by 9% to US$122 million for fiscal year ended December 31, 2019, compared to US$134 million for fiscal year 2018, mainly due to a decrease in penalties (US$6 million), labor costs (US$4 million) and doubtful accounts (US$3 million). The following table shows the main components of our electricity distribution segment selling expenses for the specified periods:

Administrative expenses decreased by 14% to US$65 million for the fiscal year ended December 31, 2019, compared to US$76 million for fiscal year 2018, mainly due to a decrease in fees for third-party services (US$4 million), labor costs (US$1 million), rentals and insurance (US$1 million), and security surveillance expenses (US$1 million). The following table shows the main components of our electricity distribution segment administrative expenses for the specified periods:

Pampa Energía ● 2019 Annual Report ● 126

Other net operating income and expenses for the fiscal year ended December 31, 2019 amounted to a net loss of US$33 million, compared to a net loss of US$35 million for fiscal year 2018, mainly explained by lower decreases in property, plant and equipment (US$3 million) and tax on bank transactions (US$3 million), partially offset by higher provision for contingencies (US$4 million). The following table shows the main components of our electricity distribution segment for the specified periods:

Operating income from our electricity distribution activities increased by US$239 million and recorded a US$342 million profit for fiscal year ended December 31, 2019, compared to a US$103 million profit for fiscal year 2018. In fiscal year 2019, the sales operating margin amounted to 23%, compared to 7% in fiscal year 2018. Moreover, in fiscal year 2019 a US$285 million profit was recorded under other operating items on account of the Liabilities Regularization Agreement41.

Net financial results related to our electricity distribution activities represented a profit of US$33 million for the fiscal year ended December 31, 2019, 47% lower than the US$62 million profit for fiscal year 2018, mainly due to lower RECPAM profits (US$39 million) and changes in the fair value of financial instruments (US$17 million), partially offset by lower net financial expenses (US$22 million). The following table illustrates the main components of financial and holding results from our electricity distribution segment for the periods shown:

41 For further information, see section 7.3: ‘Regularization of Liabilities’ of this Annual Report.

Pampa Energía ● 2019 Annual Report ● 127

Financial Results, in US$ million except %	Fiscal Years Ended December 31,			
	2019		2018	
Financial income				
Commercial interest	9	45.0%	7	38.9%
Financial interest	11	55.0%	11	61.1%
Subtotal	**20**	**100.0%**	**18**	**100.0%**
Financial cost				
Commercial interest	-50	44.6%	-78	59.1%
Financial interest	-62	55.4%	-53	40.2%
Tax interest	0	0.0%	-1	0.8%
Subtotal	**(112)**	**100.0%**	**(132)**	**100.0%**
RECPAM	187	100.0%	226	100.0%
Subtotal	**187**	**100.0%**	**226**	**100.0%**
Other financial results				
Foreign exchange differences, net	-68	109.7%	-83	166.0%
Changes in the fair value of financial instruments	3	-4.8%	20	-40.0%
Proceeds from financial debt buyback	2	-3.2%	0	0.0%
Others	1	-1.6%	13	-26.0%
Subtotal	**(62)**	**100.0%**	**(50)**	**100.0%**
Total	**33**	**100.0%**	**62**	**100.0%**

In turn, our electricity distribution operations recorded an income tax charge of US$178 million in fiscal year ended December 31, 2019, compared to a US$49 million charge for fiscal year 2018.

Finally, our electricity distribution activities disclosed a net profit of US$197 million for fiscal year ended December 31, 2019, of which US$98 million are attributable to the owners of the Company, compared to a net profit of US$61 million attributable to the owners of the Company for fiscal year 2018.

Oil and Gas Segment

Net sales from our oil and gas segment amounted to US$444 million for fiscal year ended December 31, 2019, a figure 15% lower than the US$521 million disclosed for fiscal year 2018. The following table shows the production of our oil and gas segment for the periods shown:

Pampa Energía ● 2019 Annual Report ● 128

Cost of sales increased by 9% to US$313 million for the fiscal year ended December 31, 2019, against US$287 million for fiscal year 2018, mainly due to increases in depreciation of property, plant and equipment (US$20 million) and purchases of inventory and gas (US$11 million), partially offset by lower royalties (US$15 million). The following table shows the main components of our oil and gas segment cost of sales for the specified periods:

Therefore, our oil and gas segment’s gross profit decreased by 44% to US$131 million for fiscal year ended December 31, 2019, compared to US$234 million for fiscal year 2018. In fiscal year 2019, the gross margin decreased to 30% of total sales, against 45% for fiscal year 2018.

Our oil and gas segment selling expenses decreased to US$12 million for fiscal year ended December 31, 2019, against US$19 million for fiscal year 2018, mainly due to lower taxes, rates and contributions (US$5 million) and compensation agreements (US$3 million). The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

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In turn, administrative expenses decreased to US$47 million for fiscal year ended December 31, 2019, against US$56 million for fiscal year 2018, mainly due to decreases in labor costs (US$7 million), compensation agreements (US$3 million) and taxes, rates and contributions (US$1 million), partially offset by higher fees for third-party services (US$2 million). The following table illustrates the main components of administrative expenses from our oil and gas segment for the periods shown:

During fiscal year 2019, exploration expenses amounted to US$9 million, compared to US$1 million in fiscal year 2018, mainly due to geological and geophysical expenses (US$4 million), and higher wells retirement and decommissioning (US$4 million). The following table shows the main components of our oil and gas segment exploration expenses for the specified periods:

Other net operating income and expenses decreased by US$30 million, recording a net loss of US$3 million for fiscal year 2019, compared to a net profit of US$27 million for fiscal year 2018, mainly due to the US$30 million profit recorded in fiscal year 2018 as a result of the transactional agreement in Ecuador and US$23 million on account of Plan Gas, partially offset by losses recorded in fiscal year 2018 for ship or pay (US$9 million) and agreements with provincial treasuries (US$3 million). The following table shows the main components of our oil and gas segment for the specified periods:

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Profits from other operating items decreased by US$54 million, to US$11 million for fiscal year ended December 31, 2019, against US$65 million for fiscal year 2018, mainly on account of lower profits in the results from sale of equity share in companies (US$28 million) and results for participation in associates (US$16 million), as well as a loss on account of the impairment of property, plant and equipment recorded in fiscal year 2019 (US$10 million). The following table shows the main components of our oil and gas segment for the specified periods:

Oil and gas segment operating profit decreased by 72% to US$71 million for fiscal year ended December 31, 2019, against US$250 million for fiscal year 2018. In fiscal year 2019, our operating margin decreased to 16% of total sales, compared to 48% for fiscal year 2018.

Net financial results from our oil and gas activities represented a profit of US$8 million for fiscal year ended December 31, 2019, compared to a US$469 million loss in fiscal year 2018, mainly due to higher net profits from net foreign exchange difference (US$567 million) as a result of the change to US$ as functional currency as from fiscal year 2019, and higher profits in proceeds from current value measurement (US$18 million) and results from the financial debt buyback (US$17 million), partially offset by the positive RECPAM (US$107 million) recorded in fiscal year 2018, higher net financial expenses (US$12 million) and lower profits from changes in the fair value of financial instruments (US$7 million). The following table illustrates the main components of financial and holding results from our oil and gas segment for the periods shown:

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Financial Results, in US$ million except %	Fiscal Years Ended December 31,			
	2019		2018	
Financial income				
Financial interest	6	33.3%	9	60.0%
Others	12	66.7%	6	40.0%
Subtotal	**18**	**100.0%**	**15**	**100.0%**
Financial cost				
Financial interest	-87	92.6%	-75	94.9%
Tax interest	-1	1.1%	0	0.0%
Others	-6	6.4%	-4	5.1%
Subtotal	**(94)**	**100.0%**	**(79)**	**100.0%**
RECPAM	0	0.0%	107	100.0%
Subtotal	-	**0.0%**	**107**	**100.0%**
Other financial results				
Foreign exchange differences, net	11	13.1%	-556	108.6%
Changes in the fair value of financial instruments	53	63.1%	60	-11.7%
Proceeds from current value measurement	1	1.2%	-17	3.3%
Proceeds from financial debt buyback	18	21.4%	1	-0.2%
Others	1	1.2%	0	0.0%
Subtotal	**84**	**100.0%**	**(512)**	**100.0%**
Total	**8**	**100.0%**	**(469)**	**100.0%**

Our oil and gas segment recorded an income tax charge of US$16 million for fiscal year ended December 31, 2019, compared to a benefit of US$57 million for fiscal year 2018.

Moreover, in fiscal year 2018, a US$49 million profit from discontinued operations was recorded in our oil and gas segment.

Finally, our oil and gas segment recorded a net profit of US$63 million for fiscal year ended December 31, 2019, the whole of which is attributable to the Company’s owners, compared to a US$115 million42 loss recorded for fiscal year 2018 attributable to the Company’s owners.

Petrochemicals Segment

Net sales from our petrochemicals segment amounted to US$321 million during fiscal year ended December 31, 2019, a figure 5% lower than US$338 million disclosed for fiscal year 2018. The following table shows sales volumes in the petrochemicals segment during the specified periods:

42 It includes profits reported for discontinued operations in the oil and gas segment (US$47 million).

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Cost of sales decreased by 11%, to US$298 million for fiscal year ended December 31, 2019, against US$334 million for fiscal year 2018, mainly due to decreases in material consumption (US$22 million), labor costs (US$5 million), depreciation of property, plant and equipment (US$5 million) and inventory purchases (US$2 million). The following table shows the main components of our petrochemicals segment cost of sales for the specified periods:

Therefore, our petrochemicals segment gross profit increased by US$19 million, to US$23 million, for fiscal year ended December 31, 2019, compared to US$4 million in fiscal year 2018. In fiscal year 2019, the gross margin increased to 7% of total sales, against 1% for fiscal year 2018.

Selling expenses from our petrochemicals segment decreased to US$9 million in fiscal year ended December 31, 2019, against US$13 million for fiscal year 2018, mainly due to a decrease in doubtful accounts (US$2 million) and taxes, rates and contributions (US$1 million). The following table shows the main components of our petrochemicals segment selling expenses for the specified periods:

In turn, administrative expenses decreased to US$4 million during fiscal year ended December 31, 2019, against US$6 million in fiscal year 2018. The following table shows the main components of our petrochemicals segment administrative expenses for the specified periods:

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Other net operating income and expenses, recorded a loss of US$5 million during fiscal year 2019, against a US$15 million loss in fiscal year 2018, mainly on account of lower idle capacity losses (US$12 million). The following table shows the main components of our petrochemicals segment for the specified periods:

During fiscal year ended December 31, 2019, there were no other operating items, whereas in fiscal year 2018 a US$32 million loss was recorded for impairment of property, plant and equipment.

Operating income from our petrochemicals segment recorded a profit of US$5 million for fiscal year ended December 31, 2019, whereas in fiscal year 2018 a US$62 million loss was reported. The operating margin amounted to 2% of total sales in fiscal year 2019, compared to the 18% operating loss over total sales ratio disclosed in fiscal year 2018.

Net financial results from our petrochemicals activities represented a US$11 million profit during fiscal year ended December 31, 2019, against US$4 million losses in fiscal year 2018, mainly due to the change in functional currency as from fiscal year 2019. The positive variation was mainly due to higher net profits on account of net foreign exchange differences (US$46 million) and lower financial expenses (US$7 million), partially offset by the positive RECPAM (US$49 million) recorded in fiscal year 2018. The following table illustrates the main components of financial and holding results from our petrochemicals segment for the specified periods:

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Our petrochemicals segment recorded an income tax charge of US$5 million for fiscal year ended December 31, 2019, compared to a benefit of US$12 million for the fiscal year 2018.

Finally, our petrochemicals activities recorded a net profit of US$11 million for fiscal year ended December 31, 2019, the whole of which is attributable to the owners of the Company, against a net loss of US$54 million attributable to the owners of the Company for fiscal year 2018.

Holding and Others Segment

Net sales from our holding and others segment amounted to US$20 million for fiscal year ended December 31, 2019, a figure 44% lower than US$36 million disclosed for fiscal year 2018.

No cost of sales was recorded in our holding and others segment in both fiscal years ended December 31, 2019 and 2018.

Therefore, our holding and others segment gross profit amounted to US$20 million for fiscal year ended December 31, 2019, a figure 44% lower than US$36 million reported in fiscal year 2018.

Our holding and others segment selling expenses decreased to US$2 million for fiscal year ended December 31, 2019, compared to US$4 million in fiscal year 2018. The following table shows the main components of our holding and others segment selling expenses for the specified periods:

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Administrative expenses decreased by 19% to US$22 million during fiscal year ended December 31, 2019 against US$27 million for fiscal year 2018, mainly due to lower expenses in fees for third-party services (US$8 million), partially offset by higher directors’ and syndics’ fees (US$3 million), and labor costs (US$3 million). The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

Other net operating income and expenses registered a loss of US$3 million during fiscal year 2019, against a profit of US$9 million disclosed in fiscal year 2018, mainly on account of lower profits from billing of works to third-parties (US$6 million) and reversal of contingencies and fiscal charges (US$3 million), as well as higher charges from provision of tax credits (US$3 million). The following table shows the main items recorded in our holding and others segments for the specified periods:

Other operating items decreased by 27% to US$67 million for fiscal year ended December 31, 2019, against US$92 million in fiscal year 2018, due to a US$25 million decrease in the results for participation in associates and joint businesses.

Operating results from our holding and others segment amounted to US$60 million for fiscal year ended December 31, 2019, against US$106 million for fiscal year 2018.

Net financial results from our holding and others activities represented a loss of US$10 million during fiscal year ended December 31, 2019, against a US$128 million profit for fiscal year 2018, mainly due to higher net losses from net foreign exchange differences (US$177 million) over the financial position in AR$ as a result of the change to US$ as functional currency as from fiscal year 2019, the positive RECPAM (US$12 million) recorded in fiscal year 2018, and lower net financial profits (US$5 million). These effects were partially offset by increases in the result from changes in the fair value of financial instruments (US$35 million) and the proceeds from current value measurement (US$22 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

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Financial Results, in US$ million except %	Fiscal Years Ended December 31,			
	2019		2018	
Financial income				
Financial interest	5	71.4%	14	100.0%
Others	2	28.6%	0	0.0%
Subtotal	**7**	**100.0%**	**14**	**100.0%**
Financial cost				
Financial interest	-1	25.0%	-1	16.7%
Tax interest	-3	75.0%	-5	83.3%
Subtotal	**(4)**	**100.0%**	**(6)**	**100.0%**
RECPAM	0	0.0%	12	100.0%
Subtotal	-	**0.0%**	**12**	**100.0%**
Other financial results				
Proceeds from current value measurement	5	-38.5%	-17	-15.7%
Changes in the fair value of financial instruments	3	-23.1%	-32	-29.6%
Foreign exchange differences, net	-21	161.5%	156	144.4%
Others	0	0.0%	1	0.9%
Subtotal	**(13)**	**100.0%**	**108**	**100.0%**
Total	**(10)**	**100.0%**	**128**	**100.0%**

In turn, our holding and others segment recorded an income tax benefit of US$231 million for fiscal year ended December 31, 2019, compared to a US$34 million charge for fiscal year 2018. Moreover, in fiscal year 2018 profits from discontinued operations in the amount of US$31 million were recorded in our holding and others segment.

Finally, our holding and others segment registered a net profit of US$281 million for fiscal year ended December 31, 2019, the whole of which is attributable to the Company’s owners, compared to a net profit of US$231 million43 attributable to the Company’s owners in fiscal year 2018.

43 It includes profits reported for discontinued operations in the holding and others segment (US$31 million).

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14. Dividend Policy

With the purpose of establishing a clear, transparent and consistent practice allowing shareholders to make informed decisions, all of this in consonance with the Company Bylaws and the applicable legal and regulatory framework in force, as from 2018 the Company has a Dividend Policy in place outlining the guidelines to be followed to reach a proper balance between distributed amounts and Pampa’s investment plans.

In observance of this policy’s guidelines, every year the Board assesses the possibility of paying dividends to Pampa’s shareholders on a prudential basis within each fiscal year, and examines thoroughly the economic circumstances prevailing at the time.

In 2019, we are not planning to pay cash dividends on our common shares nor ADSs, thus retaining all available funds and profits in order to apply them to the operation and expansion of our business.

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15. Board of Directors’ Proposal

The Company is not planning to pay dividends, thus retain all funds and profits in order to apply them to and/or to have them available for:

i.

The operation and expansion of our business, taking into consideration planned ordinary and extraordinary investments, including the commissioning of the second closing to CC at CTGEBA, a project in its final stage and committed for the second quarter of 2020; the beginning of expansion works for the closing to CC at CTEB, as well as the continuation of our exploratory campaign in our gas and oil blocks targeting Vaca Muerta formation, and the development of our tight gas reserves;

ii.	Making the most of any investment possibilities which may arise and offer significant opportunities for the growth, expansion and synergy of our businesses;
iii.	In view of the current financial situation, maintaining a proper liquidity level allowing us to meet, if necessary, our present and future obligations; and
iv.	Taking the necessary measures to safeguard the interests and value of the Company shareholders’ investment in view of the current market volatility scenario.

All of this is in line with the Company’s Dividend Policy.

Results for the fiscal year recorded a AR$33,012 million profit and, as of December 31, 2019, retained earnings amount to AR$51,844 million. Consequently, the Board unanimously resolves to propose to the Shareholders’ Meeting:

i.	That AR$1,790 million of the voluntary Reserve should be allocated to absorb the negative balance of retained earnings;
ii.	That AR$764 million of the currency translation difference charged to retained earnings should be allocated to the legal reserve and AR$9,369 million, to the voluntary reserve;
iii.	That 5% of the profits for the fiscal year and the corresponding translation difference, in the amount of AR$2,097 million, should be allocated to the legal reserve; and
iv.	That the balance of AR$41,404 million should be destined to the constitution of a voluntary reserve.

Finally, we would like to express our gratitude to all the people who shape Pampa Energía into the largest independent energy integrated company in Argentina. To all of them, to our shareholders who rely on us, to our advisors, to our customers and suppliers, a warm vote of thanks.

City of Buenos Aires, March 9, 2020.

THE BOARD OF DIRECTORS

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Appendix I: Corporate Governance Report

The Board has drawn up the following report corresponding to the degree of application of the principles set out in the Code of Corporate Governance for the fiscal year ended December 31, 2019 pursuant to the CNV Rules (Sect. 1, Title I, Chapter I of Part IV), in accordance with the text restated in 2013, as amended by CNV General Res. No. 797/19.

     A.      The Board of Directors’ Functions: Principles i through v - Practices 1 through 5

Principles
i.

The Company must be led by a professional and qualified Board of Directors, which will be in charge of laying the necessary foundations to guarantee the Company’s sustainable success. The Board is the guardian of the Company and the interests of all its shareholders.

ii.

The Board will be responsible for establishing and promoting the corporate culture and values. In its actions, the Board should ensure compliance with the highest standards of ethics and integrity based on the Company’s best interests.

iii.

The Board will be responsible for pursuing a strategy inspired in the Company’s vision and mission and aligned with its values and culture. The Board will constructively engage with the management to ensure the proper development, execution, monitoring and modification of the Company’s strategy.

iv.

The Board will exercise a permanent control and supervision over the Company’s management, ensuring that it takes measures towards the implementation of the strategy and the business plan approved by the Board.

v.	The Board will have the necessary mechanisms and policies in place to exercise its and each of its members’ duties in an efficient and effective way.

1.

The Board of Directors generates an ethical working culture and sets out the Company’s vision, mission and values.

In 2017, the Company’s Board approved its Code of Business Conduct, which sets out Pampa’s vision, mission and values44 and expresses the conduct expected of the Company members, both in their daily activities and in decisions having long-term effects. The Company permanently monitors all its policies and procedures, including the Code of Business Conduct, to keep them updated in accordance with the development of the Company and its businesses, always in observance of the highest standards of corporate governance. Based on what has been described above, the Company applies the recommended practice.

2.

The Board of Directors sets the Company’s general strategy and approves the strategic plan, which is developed by the management. In doing so, the Board takes into consideration environmental, social and corporate governance factors. The Board of Directors oversees its implementation using key performance indicators and taking into consideration the best interests of the Company and all its shareholders.

As regards the Board of Directors, the Company applies the practice taking into consideration several indexes, factors, risks and projections analyzed by the management, as well as the different environmental, social, health and safety factors disclosed in the Company’s Annual Sustainability Report, and in line with Pampa’s strategy, approves an annual budget which will guide each sector’s actions in the following fiscal year. To such effect, the Planning and Strategy Department oversees devising and enforcing the strategy and its budget.

44 For further information, see Practices 22 and 23 in Appendix I to this Annual Report.

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3.

The Board oversees the management and ensures that it develops, implements and maintains a proper internal control system with clear reporting lines.

The Company applies the recommended practice given that, at least on a quarterly basis, a management report is submitted to the Board detailing relevant events for Pampa’s performance.

Moreover, the Board is on daily contact with the Company’s management and during the Board’s meetings with members of the different departments, who are invited so that they may raise queries regarding the specific topics to be addressed, aiming to guarantee the Board’s monitoring and follow-up of the goals set for the fiscal year.

Pampa understands that the interaction between the Board of Directors and the management (including the Board’s members exercising executive functions) enriches control over the Company’s administration and the level of understanding on its performance. The preparation and professional credentials of all Board of Directors’ members allow for an open and sincere discussion on the Company’s management45.

Moreover, one of the duties of the Audit Committee (consisting exclusively of independent directors) is supervising the proper functioning of internal control systems.

Finally, the Board of Directors approved the Company’s organizational chart, setting out the different reporting levels to the Chief Executive Officer (CEO), establishing clearer reporting lines.

4.

The Board of Directors designs the corporate governance structure and practices, appoints the responsible person for their implementation, monitors their efficiency, and suggests changes if necessary.

In line with the best practices, the Board not only approves the different corporate governance policies applicable throughout the Company, but also monitors them to adjust them to the Company’s reality, as described in Practice 1 in Appendix I to this Annual Report. In this sense, the Board has approved the following policies: Best Security Trading Practices, Related-Party Transactions, Material Information Disclosure, Compensation, Nomination, Dividend Distribution and Prevention Regarding QSELH. On the other hand, it periodically monitors the Company’s Integrity Program.

Moreover, the Board analyzes in each case whether specific committees are needed for the application of different policies. If it considers that a specific committee is not necessary, the Board delegates its application, monitoring and review to the area it considers competent to such effect. In the way described, the Company applies the recommended practice.

5.

The Board of Directors’ members have enough time to exercise their duties in a professional and efficient manner. The Board and its Committees have clear and formalized rules for their operation and organization, which are disclosed in the Company’s website.

The Board’s members devote the time and efforts necessary to monitor issues submitted for their approval, tracking and monitoring. The Board and its Committees receive prior information on the topics submitted for their consideration to allow for an efficient decision-making process. Moreover, certain Directors serve executive functions in the Company, which allows them to have daily contact in their administration. As regards the professionalism of the Board’s members, as established in our Nomination Policy, the Company evaluates the nominees to be proposed before the Shareholders’ Meeting taking into consideration, among other aspects, their independence, diversity, age, skills, experience, knowledge of the Company’s business and industry and possible incompatibilities, to guarantee the Board of Directors’ diversity.

45 For further information, see ‘C. Composition, Nomination and Succession of the Board of Directors’ of Appendix I to this Annual Report.

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Moreover, the Board of Directors and its Committees (the Audit, Compensation and Nomination Committees) have their respective internal rules governing their functioning, which are available on our website. These rules primarily regulate matters concerning the directors’ powers and responsibilities and the holding of meetings. In the way described, the Company applies the recommended practice.

     B.      Board of Directors’ Chair and Corporate Secretary’s Office: Principles vi through viii - Practices 6 through 10

Principles
vi.

The Board’s Chair oversees ensuring actual compliance with the Board’s duties and leading its members. It should generate positive working dynamic and promote constructive engagement by its members, as well as ensure that the members have the elements and information necessary for decision-making. This also applies to the Chairs of each of the Committees regarding their functions.

vii.

The Board’s Chair will lead processes and establish structures seeking the Board’s members commitment, objectivity and competence, as well as the best possible performance of the body as a whole and its evolution according to the Company’s needs.

viii.	The Board’s Chair will ensure that the entire Board of Directors is engaged and responsible for the General Manager’s succession.

6.

The Board of Directors’ Chair is responsible for the proper organization of Board meetings, prepares the agenda ensuring collaboration by the other members, and guarantees that they receive the necessary materials with enough time to participate in meetings in an efficient and well-informed manner. Each Committee’s Chair has the same responsibilities for their meetings.

The Company applies the recommended practice as it has a Board of Directors’ corporate secretary which, pusuant the Board of Directors’ Rules and Regulations published in our website, schedules and coordinates meetings of the Board and of its different Committees within its scope. These meetings are convened pursuant to the provisions of each of the applicable regulations, attaching the necessary documentation so that directors may analyze in advance the topics to be addressed, and always under the applicable supervision of the Board’s Chair and the respective Committees46.

7.

The Board of Directors’ Chair ensures the proper internal functioning of the Board through the implementation of formal annual assessment processes.

As from 2008, Pampa’s Board of Directors has implemented a self-assessment questionnaire to annually examine and assess its own performance and management. As from that date, every director completes this self-assessment on an annual basis which is submitted to the Legal Affairs Executive Department, responsible for analyzing results and, if necessary, suggesting actions aiming to improve the functioning of this body. This allows for the evaluation of the Board proper internal functioning, thus applying the recommended practice.

46 For further information, see Practice 9 in Appendix I to this Annual Report.

Pampa Energía ● 2019 Annual Report ● 142

8.

The Chair generates a positive and constructive work environment for all the Board of Directors’ members and ensures they receive ongoing training to stay permanently updated and enabled to properly exercise their duties.

The Company applies this practice as described. The Chair leads the Board of Directors’ meetings, ensuring its orderly progress and facilitating its proper development, and coordinates the correct functioning of the body through the Board’s corporate secretary. In the Chair’s absence, meetings are presided by the vice-chair, or by any other Board of Directors’ member in case both are absent. To guarantee that the Board’s members have access to the information as well as enough time to analyze it, meetings are convened within the terms established in the regulations of such body.

Moreover, directors serving executive functions in the Company are in permanent contact with its different areas and their daily management, which allows them to get a comprehensive vision of the business and stay updated on issues affecting it. As regards independent directors who are members of the Audit Committee, this update is received within the scope of this body.

9.

The Corporate Secretary’s Office supports the Board’s Chair in its administration and assists in communications among shareholders, the Board and the management.

Pampa applies the recommended practice as it has a Board of Directors’ corporate secretary within the scope of the Legal Affairs Executive Department, which main duties are as follows: (i) coordinating the preparation of the schedules for the Board’s meetings jointly with the Board’s Chair and other members, as well as with the management, so the latter may address the necessary issues for proper corporate development; (ii) coordinating the advance preparation and submittal of the necessary information for the Board’s meetings; (iii) coordinating the drawing up, circulation and approval of the minutes of meetings; (iv) ensuring communication among the Board’s members, the management and their counselors; (v) filing the documentation of the Board’s meetings; (vi) conducting the above-mentioned functions for the rest of the Company Committees created within the scope of the Board; (vii) coordinating Shareholders’ Meetings, the shareholders’ registry and the participation of directors in the meeting; and (viii) performing all administrative procedures associated with the Board of Directors, the Committees and the Shareholders’ Meeting. Thus, the Board’s Chair may supervise these functions without losing focus on its primary role.

10.

The Board’s Chair ensures participation by all its members in the development and approval of a succession plan for the Company’s General Manager.

Even though there is no specific plan regulating its succession line, the Company applies this practice and the corresponding principles since the Board of Directors has considered the Company’s organizational structure and appointed both its Chief Executive Officer (CEO) and Chief Financial Officer (CFO). To such effect, it takes into consideration the candidates’ personal and professional qualifications. Moreover, the role of the Board’s Chair is different from that of the Chief Executive Officer (CEO). In this sense, the Board’s Chair, jointly with the Human Resources Department, defines, based on the Company’s mission, vision and values, the characteristics required by the successor to the Chief Executive Officer (CEO), without currently considering it necessary to establish a succession plan.

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     C.      Composition, Nomination and Succession of the Board of Directors: Principles ix through x - Practices 11 through 14

Principles
ix.

The Board of Directors should have adequate independence and diversity levels allowing it to make decisions in the Company’s best interests, avoiding group thinking and the decision-making by dominant individuals or groups within the Board.

x.	The Board of Directors should guarantee that the Company has formal procedures in place for the proposal and nomination of candidates to hold positions within the Board under a succession plan.

11.

The Board of Directors has at least two members with an independent status according to the current criteria established by the CNV.

The Company applies the recommended practice since, as of the issuance hereof, the Board of Directors has 4 independent directors and 1 independent alternate director. Moreover, and as mentioned in Practice 3 in Appendix I to this Annual Report, the Audit Committee consists exclusively of independent members, exceeding the local regulations’ requirements, which only provide for a majority of members.

12.

The Company has a Nomination Committee consisting of at least three members and presided over by an independent director. If chairing the Nomination Committee, the Board’s Chair will refrain from participating in the discussions for the appointment of his or her own successor.

In 2018, Pampa’s Board of Directors approved its Nomination Policy, under which a Nomination Committee was created to assist Pampa’s Board and Shareholders’ Meeting in nomination and appointment process of the Board of Directors’ members.

The Nomination Committee reports to Pampa’s Board and is made up of three regular members and an equal or smaller number of alternate members. The Chair is independent pursuant to the independence criteria stipulated by the CNV rules. Therefore, the Company applies the recommended practice.

13.

The Board of Directors, through the Nomination Committee, develops a succession plan for its members guiding the candidates pre-screening process for the filling of vacancies, and takes into consideration the non-binding recommendations made by its members, the General Manager and shareholders.

The Board approved the Nomination Policy mentioned in the previous practice, which sets the general guidelines regarding independence, incompatibilities and diversity within the Board’s members. Under this policy a Committee was created, which is responsible for describing the process for the identification and evaluation of nominees, as well as assisting the Board and shareholders so that the latter may have all the necessary elements to select nominees in the Shareholders’ Meeting, all of this in compliance with the applicable legal provisions and, especially, Section 12 of Pampa’s Bylaws, which sets out the method for the selection of directors, who are elected upon candidate lists, thus guaranteeing enhanced transparency in the selection process.

As of this date, the Company’s Board is composed of members having quite diverse professions: major in economics and business administrators, financial advisors, engineers, lawyers, among others. Moreover, there are 4 female directors in the Board. Finally, all directors receive the same compensation for the duties they perform in the Board. In this sense, diversity and a culture of inclusion are guaranteed, which strengthen analysis, discussion and decision-making processes, as well as pay equality for its members. In the way decribed, the Company applies the recommended practice.

Pampa Energía ● 2019 Annual Report ● 144

14.

The Board of Directors implements an onboarding program for its newly elected members.

The Company applies the recommended practice since the Board of Directors, through its corporate secretary office, provides the Board’s new members with the Code of Business Conduct, the main policies they should know, as well as the documentation and information necessary to perform their duties. Moreover, they are included in the Board’s distribution list together with the other members of the Board so that they have access to the necessary documentation before their first participation in a Board meeting. Finally, upon the members’ request, meetings are coordinated with the leaders of the different departments so that they may dispel all their doubts and get acquainted with the Company’s business. On the other hand, Pampa’s managers are available to provide answers on and supplement all the information the directors may require, all of this within the framework of permanent interaction set out in Practice 8 in Appendix I to this Annual Report.

     D.      Compensation: Principle xi - Practices 15 through 16

Principle
xi.

The Board should generate incentives through compensation schemes to align the management —led by the General Manager— and the Board itself with the Company’s long-term interests so that all directors may comply with their obligations towards shareholders on an equitable basis.

15.

The Company has a Compensation Committee consisting of at least three members, all of whom are independent or non-executive.

Within the framework of its Compensation Policy, in 2018 the Company’s Board of Directors created a Compensation Committee assisting it and/or the Shareholders’ Meeting regarding remunerations of the Board of Directors and the preparation and monitoring of policies and/or compensation plans and/or benefits for the Board of Directors’ members. Moreover, this policy establishes that the remuneration of the Board’s members will be in line with those received by directors of domestic peers.

The Compensation Committee reports to Pampa’s Board of Directors, and is made up of three regular members and an equal or smaller number of alternate members, who may not serve executive functions at Pampa. Currently, all its members are independent. In the way described, the Company applies the recommended practice.

16.

The Board of Directors, through the Compensation Committee, establishes a compensation policy for the General Manager and the Board of Directors’ members.

Pampa applies the practice since it has a Compensation Policy in place, approved in 2018, whereby the Compensation Committee renders its prior opinion so that directors’ compensation is in line with those received by directors of domestic peers and pursuant to the limitations set forth by the applicable laws and the CNV rules. Within the framework of the approved policy, both the Board of Directors and the Shareholders’ Meeting should be informed on the opinion rendered by such committee.

Pampa’s policy on compensation and benefits seeks to ensure external competitiveness and maintain in-house equality. In this line, different surveys are used to adjust our benefit packages and wage structure to those offered in the market.

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In this sense, as regards the Company’s main officers —including the Chief Executive Officer (CEO) and the Company’s key staff—, seeking that their performance should align with the Company’s strategic plans and that a clear and direct link should be established between the creation of value for shareholders and the covered employees’ compensation, in 2017 the Board of Directors approved the corresponding variable compensation plans.

     E.      Control Environment: Principles xii through xvi - Practices 17 through 21

Principles
xii.

The Board of Directors should ensure the existence of a control environment consisting of internal controls developed by the management, the internal audit, risk management, regulatory compliance areas and external audit establishing the necessary defense lines to guarantee integrity in the Company’s operations and financial reports.

xiii.	The Board should ensure the existence of a comprehensive risk management system allowing the management and the Board to efficiently direct the Company towards its strategic goals.
xiv.

The Board should ensure the existence of a person or department (according to the size and complexity of the business, the nature of its operations and the risks it faces) responsible for the Company’s internal audit. This audit, conducted for the evaluation and auditing of the Company’s internal controls, corporate governance processes and risk management, should be independent and objective, and have clearly defined reporting lines.

xv.	The Board’s Audit Committee will be made up by qualified and highly-experienced members and should exercise its functions in a transparent and independent manner.
xvi.	The Board should establish appropriate procedures to ensure the external auditors’ independent and effective performance.

17.

The Board of Directors determines the Company’s appetite for risk and supervises and guarantees the existence of a comprehensive risk management system identifying, assessing and making decisions on the course of action, and monitoring the risks faced by the Company, including, but not limited to, environmental and social risks, as well as those inherent in the business in the short and long term.

Regarding risk management, Pampa implemented a risk management methodology as a useful working tool for the identification of the main risks affecting Pampa. To such effects, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which was later updated and restated as the ‘Business Risk Management Policy’.

The most relevant aspect of this policy is the establishment of responsibilities, functions and methodologies for the detection and assessment of risks arising from activities conducted by the Company which may affect its business or operations.

Based on these policies’ guidelines, the internal control management updates Pampa’s risk map in accordance with the administered businesses.

This policy sets out responsibilities and methodologies for the determination of business risks, with the assistance of the Audit Committee, which is responsible for supervising its application. The key business risk factors taken into consideration by Pampa include, among others:

•	Strategic economic and political risks;
•	Risks associated with competitors and joint ventures;

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•	Risks associated with natural disasters;
•	Risks related to social issues;
•	Corporate governance risks;
•	Compliance risks;
•	Process risks, including, but not limited to, those associated with human resources, fraud, IT and operations; and
•	Financial and reporting risks.

The Policy also provides for the role of a ‘Risk Manager’, who is responsible for: (i) including in its annual programs all the necessary tests for detecting business risk indicators and signals; (ii) monitoring the effectiveness of the process as a whole, and safeguarding compliance with and oversight of this policy; (iii) informing the General Management and the Audit Committee of the risk management process; and (iv) following up on the implementation of action plans to ensure that corrective measures are taken once a risk is detected. Moreover, the management in charge of internal control helps the Board to keep the risk matrix updated, identifying and assessing risks, as well as following up with the derived action plan, if required, and keeping the General Management and Audit Committee informed of this process.

The Company discloses its financial risk management in its Financial Statements, making a distinction by type of risks and describing, for each of them, the plans or actions implemented to mitigate them. Moreover, in preparation of the 20-F Form to be submitted before the SEC, a description is made of the risk factors the Company is exposed to. In the way described, Pampa applies the practice.

18.

The Board monitors and reviews the effectiveness of the independent internal audit and guarantees the resources for the implementation of an annual risk-based audit plan and a direct reporting line to the Audit Committee.

Pampa applies the recommended practice since the Internal Audit Department reports functionally to the Audit Committee and administratively to the CEO.

At the beginning of each fiscal year, the Internal Audit area submits its proposed annual audit plan to the Audit Committee for its evaluation and approval, having the resources for its implementation. On a quarterly basis and to monitor its advancement, the Internal Audit Department submits a progress report to the Committee, which contains a summary of the completed tasks and main findings.

On an annual basis, the Audit Committee evaluates the independence level and performance of the Internal Audit in issues within its authority, and discloses its assessment in its annual report.

As a member of the Institute of Internal Auditors, the Company uses the standards it considers reasonable and/or applicable without expressly adhering to them.

19.

The internal auditor or the members of the Internal Audit department are independent and highly-qualified.

The Company applies the recommended practice since, as mentioned in Practice 18 in Appendix I to this Annual Report, the Internal Audit Department reports directly to the Audit Committee, which evaluates its independence on an annual basis.

The Internal Audit Department is made up of highly-skilled staff in this subject-matter, not only for their education and training, but also for their experience in the area.

Pampa’s Internal Audit Department has rules, approved by the Audit Committee, regulating its activities and aligned with the most relevant standards issued by The Institute of Internal Auditors.

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20.

The Board of Directors has an Audit Committee in place which acts based on its rules. The Committee is mostly composed of and is chaired by independent directors and does not include the General Manager. Most of its members have professional experience in financial and accounting areas.

Pampa applies the recommended practice since it has an Audit Committee in place that acts based on its regulations, which establishes its functions and main operating rules. As mentioned in Practice 3 in Appendix I to this Annual Report, the Audit Committee consists exclusively of independent members, thus exceeding the local regulations’ requirements, providing that only most members should have such status. Its duties include, among others: (i) expressing its opinion on any proposal by the Board to dessignate external auditors and ensuring their independence, reviewing the plans submitted by external and internal auditors, assessing their performance, and issuing an opinion on the presentation and disclosure of the annual FS; (ii) supervising the operation of the internal control and risk management system; (iii) rendering its opinion on related-party transactions for a relevant amount pursuant to the legal regulations in force, disclosing such opinion to the market; (iv) expressing its opinion on the compensation proposals submitted by the Board; (v) rendering its opinion on the conditions for the issuance of shares or convertible securities in the case of a capital increase; and (vi) checking compliance with the applicable standards of conduct.

The Board of Directors seeks to ensure that most members of the Audit Committee have professional expertise in financial and/or accounting areas. This is one of the issues to assess when nominating new members to the Board of Directors and which should be taken into consideration by the Nomination Committee on issuing its prior opinion. Moreover, the Audit Committee should appoint one of its members as financial expert as required by Title 407 of the Sarbanes-Oxley Law.

21.

The Board of Directors, with the Audit Committee’s opinion, approves a policy for the selection and monitoring of external auditors establishing the indicators to consider when submitting to the Shareholders’ Meeting a recommendation on the re-election or substitution of the external auditor.

Upon the presentation and publication of Pampa’s annual FS, the Audit Committee conducts an annual assessment of the external auditors’ independency, planning and performance taking into consideration different objective indicators, and issues an informed opinion pursuant to Sect. 18, Title V, Chapter III of CNV Rules (restated in 2013) and the Audit Committee’s rules. Besides, throughout the fiscal year, it holds meetings with the external auditors, at least quarterly, for the review of the Company’s interim FS and when deemed necessary.

Moreover, Pampa has an external auditor services’ pre-approval policy, which standardizes an internal process allowing the Audit Committee to fulfill its obligation of granting its prior approval for the hiring of an external auditor to render any kind of authorized service to the Company or any of its subsidiaries. In the way described, the Company applies this practice.

   F.      Ethics, Integrity and Compliance: Principles xvii through xviii - Practices 22 through 24

Principles
xvii.

The Board should design and establish appropriate structures and practices to promote a culture of ethics, integrity and regulation compliance which prevents, spots and address serious personal or corporate misconduct.

xviii.

The Board will ensure the establishment of formal mechanisms to prevent or, failing that, deal with conflicts of interest which may arise in the Company’s administration and management. It should have formal procedures in place seeking to ensure that related-party transactions are conducted in pursuance of the best interests of the Company, as well as fair treatment to all its shareholders.

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22.

The Board of Directors approves a Code of Ethics and Conduct reflecting ethical and integrity values and principles, as well as the Company’s culture. The Code of Ethics and Conduct is informed to and binding on all the Company’s directors, managers and employees.

Pampa has a Code of Business Conduct in place, which lays down the ethical principles that constitute the foundation of the relationships between Pampa, its employees, and other stakeholders (customers, suppliers, government, shareholders, community, etc.) by providing guidelines and supplying instruments guaranteeing the transparency of affairs and proper Company management.

The Code of Business Conduct is publicly available at the Company’s website and should be expressly accepted by all the Company employees, as well as by the members of the Board and Supervisory Committee. Therefore, the Company applies this recommended practice.

23.

The Board establishes and periodically reviews an Ethics and Integrity Program based on the risks, dimension and financial capacity. The plan is visibly and unequivocally supported by the management with the appointment of an in-house officer responsible for the development, coordination, supervision and periodical assessment of the program’s effectiveness. The program provides for: (i) periodic training for directors, managers and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting anomalies, which are open to third parties and properly communicated; (iii) a policy against retaliation protecting individuals who report a complaint; and an internal investigation system which respects the rights of the individuals under investigation and imposes effective sanctions for violations to the Code of Ethics and Conduct; (iv) policies on integrity in bidding processes; (v) mechanisms for the Program’s periodic risk analysis, monitoring and assessment; and (vi) procedures ensuring the integrity and background of third parties and business associates (including the due diligence for the verification of anomalies, illegal acts or the existence of vulnerabilities in corporate transformation and acquisition processes), including suppliers, distributors, service providers, agents and brokers.

Pampa applies the practice as it has an Integrity Program bringing together and unifying a set of internal proceedings, mechanisms and actions for integrity, supervision and control aimed at preventing, detecting and correcting anomalies and illegal acts. The Program’s design comprises both the mandatory and optional requirements set out in sections 22 and 23 of Law No. 27,401 and other applicable regulations. As regards the mandatory requirements, it is worth highlighting that they had already been implemented at Pampa before the law’s effective date. The Board has defined that Pampa’s Internal Audit Department will be the body internally responsible for the program, including its development, coordination and supervision. Pampa also offers the Ethics Hotline, an exclusive channel to report, on a strictly confidential basis, any suspected misconduct or breach to the Code of Business Conduct. This tool is available through different channels (toll-free telephone number, e-mail or website) and is managed by a third-party provider to ensure higher transparency and information integrity. Additionally, the Company has policies and procedures in place prescribing the way in which received complaints should be analyzed and dealt with. The responsibility over this channel rests with the Audit Committee, which delegates its administration to the Internal Audit Department. At least quarterly, the Internal Audit Department reports the received cases and the adopted decisions to the Audit Committee. The Committee supervises the channel’s operations and the resolution of complaints in issues within its authority.

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24.

The Board ensures the existence of formal mechanisms to prevent and address conflict of interest. In related-party transactions, the Board approves a policy that establishes the role of each corporate body and defines how to identify, manage and disclose transactions which are detrimental to the company or only to certain investors.

The Code of Business Conduct’s guidelines provide that individuals within the scope of this one should avoid any situation resulting in a conflict between their own personal interests and the Company’s, thus preventing their personal or family interests from exerting any influence on their decisions and/or professional performance.

Pampa has a policy on Related-Party Transactions Approval in place whereby all transactions (i) deemed high-value transactions, that is, with a value equal to or higher than 1% of Pampa’s Shareholders Equity; (ii) made with individuals and/or legal entities which, pursuant to Sect. 72 of the CMA, are considered related parties, should be subject to a specific prior authorization and control procedure carried out under the coordination of Pampa’s Legal Affairs Executive Department, with the participation of both the Board and its Audit Committee (as applicable). This Policy strictly follows the guidelines set out in the laws and regulations in force in this matter (Sect. 72 of the CMA).

Additionally, Pampa presents itemized information on any contract entered into with related parties in its annual and interim FS; moreover, in compliance with the regulations in force, all high-value transactions executed by Pampa with related parties are submitted to the consideration of the Audit Committee and promptly reported under the caption ‘relevant event’ to both the CNV and the markets where the Company quotes its shares.

Finally, the Audit Committee is responsible, among other duties, for providing the market with full information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders, and issuing well-founded opinion on related-party transactions in the cases provided by law; it is also responsible for disclosing them in compliance with law whenever there is or may be an alleged conflict of interest within Pampa. Moreover, every time the Board has to address an issue where a director may have a personal interest, that director is prevented from voting. In the way described, the Company applies this practice.

     G.      Shareholder and Stakeholder Participation: Principles xix through xxii - Practices 25 through 29

Principles
xix.

The Company should give equal treatment to all its shareholders. It should guarantee equal access to non-confidential information that is relevant for decision-making at the Company’s Shareholders’ Meetings.

xx.	The Company should promote the active involvement by all shareholders based on appropriate information, especially regarding the composition of the Board.
xxi.	The Company should have a transparent Dividend Distribution Policy aligned with the strategy.
xxii.	The Company should take into consideration the interests of its stakeholders.

25.

The Company’s website discloses financial and non-financial information, providing timely and equal access to all investors. The website has a specialized area to address investors’ inqueries.

Pampa applies the recommended practice as it has a website with a special ‘Investors’ section, including all types of relevant information (FS, filings before regulatory authorities —including the SEC and the NYSE—, relevant events, corporate governance policies, etc.) for its shareholders and the general investment community, which is permanently updated by the Investor Relations office.

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In turn, this special section in the website operates as a channel for inqueries, which are received and managed by the specialized area in charge of shareholder and investor relations.

Additionally, the Company has presence in social media (Facebook, Instagram, Twitter and LinkedIn) through which it not only publishes relevant information but also interacts with its followers.

26.

The Board should ensure a process in place for the identification and classification of its stakeholders, as well as a communication channel for them.

Engagement and dialog with our internal or external stakeholders are an essential aspect of the process for the definition of the Company’s material topics. Before this fiscal year and following the guidelines offered by AA1000SES - Accountability, we have started developing a multidimensional assessment system to identify our main stakeholders (based on accountability, influence, proximity, dependence and representation). Moreover, the Company lists its main stakeholders in the Sustainability Report issued on an annual basis and published in our website. Through this process, the Company applies the recommended practice.

The different dialog and communication channels with Pampa’s stakeholders are detailed below:

•

Employees: information-sharing meetings with the founding shareholders, internal website - intranet, Nexo - Human Resources channel, ethics hotline, Sustainability Report, Kaizala internal messaging network and social media.

•	Government: accountability under the regulations in force, Annual Report and Financial Statements, meetings with government officers, ethics hotline, Sustainability Report and social media.
•	Community: Social Responsibility Committee, ethics hotline, Sustainability Report, meetings on social investment programs and social media.
•

Investors: Annual Report and Financial Statements, 20-F Form, reports requested by the CNV and the SEC, quarterly earnings releases, earnings conference calls, ethics hotline, Sustainability Report, investor website - ri.pampaenergia.com, and social media.

•	Suppliers: meetings with suppliers, ethics hotline, Sustainability Report, SAP ARIBA platform and social media.
•	Customers: institutional website - www.pampaenergia.com/en, customer service channel, ethics hotline, Sustainability Report and social media.
•	Corporate Associations: ethics hotline, industry meetings and social media.
•	Media: institutional website - www.pampaenergia.com/en, Annual Report and Financial Statements, ethics hotline and social media.
•	Unions: meetings with union representatives, ethics hotline, Sustainability Report and social media.

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27.

Prior to a Shareholders’ Meeting, the Board submits —through a formal communication channel— a ‘provisional information package’ allowing shareholders to make non-binding comments and to share dissenting opinions on the recommendations issued by the Board, and the latter will expressly issue its opinion on the received comments as it deems necessary.

When calling for a meeting, the Board formulates proposals regarding each item in the agenda, except in cases there may be possible conflict of interest, where it will refrain from submitting a proposal. Any information supporting the topics to be addressed in the Shareholders’ Meetings are placed at the disposal of all shareholders well in advance so that they may perform their analysis and vote accordingly.

Both the shareholders and the general investment community may make the inqueries they deem necessary through the formal channel mentioned in Practice 25 in Appendix I to this Annual Report. This allows shareholders to attend the Meeting with information on the topics to be discussed which is precise and has been received well in advance.

It is worth highlighting that Pampa provides the necessary means to keep a permanent and fluid dialog with its shareholders, and not only at the time of calling for a Shareholders’ Meeting. In this sense, shareholders have at their disposal: (i) the communication channel described in Practice 25 in Appendix I to this Annual Report; (ii) the investor relations office, which receives and manages shareholders’ concerns; (iii) throughout the fiscal year, conference calls are organized at the end of each quarter to discuss the quarterly results and allow for interaction with the management; and (iv) the attendance of management and Board members to the Shareholders’ Meeting, with the possibility to raise questions not only on each item of the agenda, but also on the Company’s management once the treatment of all formal items has concluded. In the way described, the Company applies the practice.

28.

The Company’s Bylaws contemplate that shareholders may receive the information packages for Shareholders’ Meetings through electronic means and participate in Shareholders’ Meetings virtually, allowing for the simultaneous transmission of sound, images and words, ensuring compliance with the principle of equal treatment to participants.

Although they are not contained in the Company’s Bylaws, Pampa’s application of the principles since the proposals mentioned in the previous item are placed at the disposal of Shareholders and the general investment community not only through the communication maners established by the regulatory bodies (ByMA, CNV, SEC), but also on the Company’s website, ri.pampaenergia.com. Moreover, as it has been previously mentioned, shareholders have the means to keep a permanent and fluid dialog with the Company throughout the year.

Pampa’s Bylaws currently do not contemplate the holding of Shareholders’ Meetings by electronic means of communication allowing for the simultaneous transmission of sound, images and words. The Company will analyze the appropriateness of its implementation.

29.

The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividends will be distributed.

Since in 2018, the Company applies the recommended practice of Dividend Policy, approved by the Board. Said policy sets out the guidelines to be followed to reach a proper balance between distributed amounts and Pampa’s investment plans, aiming at a clear, transparent and consistent practice, allowing shareholders to make informed decisions, all of this in line with the Company’s Bylaws and the applicable legal and regulatory framework in force. Based on this policy, the Board of Directors assesses the possibility to pay dividends to Pampa’s shareholders on a prudential basis within each fiscal year, thoroughly evaluating the economic circumstances prevailing at the time.

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